Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/16/17**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

SEC
Mail Processing
Section
MAR 17 2017
Washington DC
412

17002488

1. State the name of the applicant: Chicago Board Options Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Associate General Counsel, Chicago Board Options Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Joanne Moffic-Silver
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/16/17 (MM/DD/YY) Chicago Board Options Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 16th day of March (Month), 2017 (Year) by Susan Xouris (Notary Public)

My Commission expires 8/4/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
SUSAN XOURIS
My Appt. Exp. 8/4/19

Chicago Board Options Exchange, Incorporated

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

Chicago Board Options Exchange, Incorporated

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: CBOE V, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President, COO)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. <u>Direct Edge LLC</u>

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: CBOE V, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - None

   <u>Current Officers</u>
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Bats BZX Exchange, Inc.

1. *Name*: Bats BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Bats BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers

   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

Chicago Board Options Exchange, Incorporated

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Alicia Goldberg (Vice President Statistical Analysis)
- David Gray (Vice President Business Development GCS)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Andrew Lowenthal (Senior Vice President Business Development)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

Chicago Board Options Exchange, Incorporated

Standing Committees

Compensation Committee

- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee

- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee

- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Bats BYX Exchange, Inc.

1. *Name*: Bats BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Bats BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers

   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

Chicago Board Options Exchange, Incorporated

- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

<u>Standing Committees</u>

<u>Compensation Committee</u>

- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee

- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee

- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Bats EDGA Exchange, Inc.

1. *Name*: Bats EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of CBOE Holdings, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers

   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

Chicago Board Options Exchange, Incorporated

- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

<u>Standing Committees</u>

<u>Compensation Committee</u>

- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee

- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee

- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.*

F. Bats EDGX Exchange, Inc.

1. *Name*: Bats EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of CBOE Holdings, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers

   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

Chicago Board Options Exchange, Incorporated

- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Alicia Goldberg (Vice President Statistical Analysis)
- David Gray (Vice President Business Development GCS)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Andrew Lowenthal (Senior Vice President Business Development)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

Standing Committees

Compensation Committee

- Sandy Kemper

- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Bats Trading, Inc.

1. *Name*: Bats Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Bats Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Bats Trading, Inc. provides routing of orders from the Exchange Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Chris Isaacson
   - Chris Concannon
   - Brian N. Schell

   Current Officers

   - Troy Yeazel (President)
   - Greg Steinberg (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Bats Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers

   - Mark Hemsley (President and Treasurer)
   - Joanne Moffic-Silver (Vice President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Chicago Board Options Exchange, Incorporated

I. Bats Hotspot Holdings LLC

1. *Name*: Bats Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Holdings LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Holdings LLC is an intermediate holding company of Bats Hotspot LLC, Bats Hotspot Services LLC, Bats Hotspot SEF LLC, and Bats Hotspot IB LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Bats Hotspot LLC

1. *Name*: Bats Hotspot LLC (f/k/a KCG Hotspot FX LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Bats Hotspot Services LLC

1. *Name*: Bats Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Services LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Services LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - None

   <u>Current Officers</u>

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)
   - Barry Calder (Head of Liquidity & Client Securities)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

Chicago Board Options Exchange, Incorporated

L. Bats International Holdings Limited

1. *Name*: Bats International Holdings Limited
Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats International Holdings Limited is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats International Holdings Limited is a holding company of Bats Hotspot Europe Limited, Bats Hotspot Asia Pte. Ltd., and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers

   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. Bats Hotspot Europe Limited

1. *Name*: Bats Hotspot Europe Limited
Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Europe Limited is wholly-owned by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers

   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. <u>Bats Hotspot Asia Pte. Ltd.</u>

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Chris Concannon
   - Ng Lip Chih

   Current Officers

   - Chris Concannon (President)
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Bats Trading Limited

1. *Name*: Bats Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Bats Trading Limited is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Richard Balarkas
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   Current Officers

   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)

- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood
- Rebecca Fuller
- Richard Balarkas

Remuneration Committee
- John Woodman
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. <u>Chi-X Europe Limited</u>

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by Bats Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Bats Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Mark Hemsley
   - Adam Eades
   - John Woodman

   <u>Current Officers</u>

   - John Woodman (Chairman)
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Chicago Board Options Exchange, Incorporated

Q. Bats ETF.com, Inc.

1. *Name*: Bats ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Bats ETF.com, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon

   Current Officers

   - Dave Nadig (Chief Executive Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Chief Financial Officer and Treasurer)
   - Chris Isaacson (Executive Vice President and Global Chief Information Officer)
   - Joanne Moffic-Silver (Executive Vice President, General Counsel and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. INDEXPUBS S.A.

1. *Name*: INDEXPUBS S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned 0.1% by Fernando Rivera and 99.9% by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: INDEXPUBS S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: See attached.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers

   - Dave Nadig (President)
   - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. <u>Bats Hotspot IB LLC</u>

1. *Name*: Bats Hotspot IB LLC
Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Illinois under Section 15-1 of the Limited Liability Company Act of the State of Illinois on May 23, 2003.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot IB LLC is an introducing broker registered with the National Futures Association.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: See attached

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Officers

- Bryan Harkins (Senior Vice President)
- Derick Shupe (Chief Accounting Officer)

Managers

- Chris Concannon

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

T. Bats Hotspot SEF LLC

1. *Name*: Bats Hotspot SEF LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot SEF LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot SEF LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: See attached

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers

   - Bryan Harkins (Chief Executive Officer)
   - Lisa Shemie (Chief Compliance Officer)

   Managers

   - Chris Concannon (Chairman)
   - Barry Calder
   - Bryan Harkins
   - Brian Schell
   - Eric Swanson
   - Jason Young
   - Jules Putterman
   - Darlene Newman
   - Michael Cinque

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

U. <u>Bats Worldwide Holdings Limited</u>

1. *Name*: Bats Worldwide Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Bats Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Worldwide Holdings Limited is an intermediate holding company of Bats Trading Limited and Bats International Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   <u>Current Officers</u>

   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. C2 Options Exchange, Incorporated

1. *Name*: C2 Options Exchange, Incorporated ("C2")
Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* C2 is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: The C2 Certificate of Incorporation is available on the C2 website at http://www.c2exchange.com/legal/c2corporatedocuments.aspx.

8. *Copy of existing by-laws*: The C2 Bylaws are available on the C2 website at http://www.c2exchange.com/legal/c2corporatedocuments.aspx.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Ed Tilly
- James Boris
- Frank English
- William Farrow
- Ed Fitzpatrick
- Janet Froetscher
- Jill Goodman
- Chris Mitchell
- Roderick Palmore
- Joe Ratterman
- Michael Richter
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

Chicago Board Options Exchange, Incorporated

Current Officers

- Alexandra Albright (Chief Compliance Officer)
- Lawrence Bresnahan (VP, Market & Member Reg.)
- Rodney Burt (VP, Infrastructure)
- Kevin Carrai (VP, Connectivity, Data & Member Services)
- Karen Christiansen (VP, Regulatory Systems Dev)
- Paul Ciciora (VP, Systems Infrastructure)
- Catherine Clay (VP, Business Development)
- Chris Concannon (President and COO)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (EVP, CFO and Treasurer)
- John Deters (CSO & Head Corp Initiative)
- James Enstrom (VP & Chief Audit Exec.)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (VP, Business Analysis)
- Carmen Frazier Brannan (VP, Government Relations)
- Anders Franzon (SVP, Associate General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (VP, Business Develop GCS)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO of CBOE, C2 CFE)
- Chris Isaacson (EVP, CIO)
- Carol Kennedy (VP, & Chief Comm, Officer)
- Stephanie Klein (VP Chief Marketing Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg officer)
- Andrew Lowenthal (SVP, Business Development)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Anthony Montesano (VP, Trading Operations)
- Matthew Moran (VP, Institutional Marketing)
- Mark Novak (VP, CTO Development)
- LuAnn O'Shea (VP Facilities)
- Donald Patton (VP, Acct/Controller)
- Debra Peters (VP, Options Institute)
- Roberta Piwnicki (VP, Systems Development)
- Kapil Rathi (SVP, Options Business Development)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Ofc)
- James Roche (VP, Market Data Services)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (SVP, Finance)

- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Deputy General Counsel)
- Steven Sinclair (VP, Systems Development)
- Philip Slocum (EVP, Chief Risk Officer)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Prod. Dev.)
- Gregory Steinberg (VP, Associate General Counsel and Assistant Secretary)
- Paul Stephens (VP, Inst'l Mrktg & Sales)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, Systems Operations)
- Michael Todorofsky (VP, Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Laura Zinanni (VP, Office of CEO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. <u>CBOE Holdings, Inc.</u>

1. *Name*: CBOE Holdings, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Chicago Board Options Exchange, Incorporated (CBOE) is a wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* The CBOE Holdings Certificate of Incorporation is available on the CBOE website at http://ir.cboe.com/corporate-governance.aspx.

8. *Copy of existing by-laws*: The CBOE Holdings Bylaws are available on the CBOE website at http://ir.cboe.com/corporate-governance.aspx.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Ed Tilly
   - James Boris
   - Frank English
   - William Farrow
   - Edward Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Chris Mitchell
   - Roderick Palmore
   - Joe Ratterman
   - Michael Richter
   - Samuel Skinner
   - Carole Stone
   - Eugene Sunshine

Chicago Board Options Exchange, Incorporated

Current Officers

- Chris Concannon (President and COO)
- Alan Dean (EVP, CFO and Treasurer)
- Mark Hemsley (EVP, President Europe)
- Chris Isaacson (EVP, CIO)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- David Reynolds (VP, & Chief Accounting Ofc)
- Edward Tilly (Chief Executive Officer)

Compensation Committee

- Frank English
- Janet Froetscher
- Samuel Skinner
- Eugene Sunshine

Audit Committee

- William Farrow
- Edward Fitzpatrick
- Carole Stone

Nominating and Governance Committee

- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

Finance and Strategy Committee

- Frank English
- Edward Fitzpatrick
- Jill Goodman
- Carole Stone

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. CBOE Futures Exchange, LLC

1. *Name*: CBOE Futures Exchange, LLC ("CFE")
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* CFE is a contract market approved by the Commodity Futures Trading Commission in August 2003. CFE is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Marc Schultz

   Current Officers

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Joseph Caauwe (Managing Director - CFE)
   - Chris Concannon (President)
   - Alan Dean (EVP, CFO and Treasurer)
   - Gregory Hoogasian (SVP, CRO of CBOE C2, CFE)
   - Chris Isaacson (EVP, CIO)
   - Jennifer Lamie (Chief Regulatory Advisor)
   - Stephanie Lara Marrin (Deputy Chief Reg Officer0

- Andrew Lowenthal (SVP, Business Development)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Michael Mollet (Managing Director - CFE)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (VP & Chief Accounting Ofc)

<u>Standing Committees</u>

<u>Executive</u>
- Ed Tilly
- Michael Gorham

<u>Regulatory Oversight Committee</u>
- Michael Gorham
- Gilbert Bassett
- James Parisi
- Marc Schultz

<u>Trading Advisory Committee</u>
- Jay Caauwe
- Kirk Bonniewell
- Zeke Charlesworth
- Michael Dennis
- Johan Drylewicz
- Alex Gerko
- Josh Grant
- Douglas Schadewald
- Andrew Smith

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. CBOE Stock Exchange, LLC

1. *Name*: CBOE Stock Exchange, LLC ("CBSX")
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBSX is a 49.96%-owned subsidiary of Chicago Board Options Exchange, Incorporated.

5. *Brief description of business or functions:* CBSX operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of CBOE. CBSX was approved by the SEC in March 2007. CBSX ceased trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - James Fitzgibbons
   - Jaap Gelderloos
   - Andrew Lowenthal
   - Tom O'Mara
   - Rick Oscher
   - John Deters
   - Dave Reynolds
   - Eric Frait
   - Steve Sosnick

   Current Officers

   - Angelo Evangelou (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Chicago Options Exchange Building Corporation

1. *Name*: CBOE Options Exchange Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Owns facility used by CBOE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - Alan Dean (Treasurer)
   - LuAnn O'Shea (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Chicago Board Options Exchange, Incorporated

AA. <u>CBOE, LLC</u>

1. *Name*: CBOE, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* CBOE, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Chris Concannon
   - Ed Tilly

   <u>Current Officers</u>

   - Chris Concannon (President)
   - Andrew Lowenthal (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. CBOE III, LLC

1. *Name*: CBOE III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. CBOE V, LLC

1. *Name*: CBOE V, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions*: Holding company

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - John Deters (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Chicago Board Options Exchange, Incorporated

DD. CBOE Livevol, LLC

1. *Name*: CBOE Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* CBOE Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers

   - John Deters (President)
   - Andrew Lowenthal (Vice President)
   - Catherine Clay (Vice President)
   - Chris Isaacson (Vice President)
   - Dave Reynolds (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. CBOE UK Ltd.

1. *Name*: CBOE UK Ltd.
   Address: Level 30, The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom EC3V 4AB

2. *Form of organization*: Private Limited Company

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Articles of Association.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Dave Gray

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. CBOE Vest, LLC

1. *Name*: CBOE Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Vest Financial Group, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Market Data Express, LLC

1. *Name*: Market Data Express, LLC ("MDX")
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* MDX sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Eric Frait
   - Bryan Harkins
   - Chris Isaacson
   - Jim Roche
   - Curt Schumacher

   Current Officers

   - Chris Isaacson (President)
   - Bryan Harkins (Senior Vice President)
   - Kevin Carrai (Vice President)
   - Jim Roche (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. OneChicago, LLC

1. *Name*: OneChicago, LLC
   Address: 311 South Wacker Drive, # 1700, Chicago, Illinois 60606

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 3, 2001.

4. *Brief description of nature and extent of affiliation*: CBOE, LLC is a limited liability company member of OneChicago, LLC. CBOE LLC is a wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* OneChicago, LLC is a contract market approved by the Commodity Futures Trading Commission in June 2002. OneChicago, LLC is a fully electronic securities futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this information directly to the Commission.

8. *Copy of existing by-laws*: Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this information directly to the Commission.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this information directly to the Commission.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Options Price Reporting Authority, LLC

1. *Name*: Options Price Reporting Authority, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware. Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 1, 2010.

4. *Brief description of nature and extent of affiliation*: CBOE is a participant exchange of the Options Price Reporting Authority, LLC.

5. *Brief description of business or functions:* Dissemination of information concerning options.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: CBOE certifies that this information is kept up to date and is available to the Commission and the public upon request.

8. *Copy of existing by-laws*: The OPRA LLC Agreement is available on the OPRA website at https://www.opradata.com/pdf/opra_plan.pdf.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: CBOE certifies that this information is kept up to date and is available to the Commission and the public upon request.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC ("STS")
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Chicago Board Options Exchange, Incorporated.

5. *Brief description of business or functions:* STS developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. The Options Clearing Corporation

1. *Name*: The Options Clearing Corporation
   Address: One North Wacker Drive, Suite 500, Chicago, Illinois 60606

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), December 23, 1974.

4. *Brief description of nature and extent of affiliation*: CBOE is a participant exchange and stockholder of The Options Clearing Corporation.

5. *Brief description of business or functions:* Issuance, clearance, and settlement of option contracts.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit this information directly to the Commission.

8. *Copy of existing by-laws*: Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit this information directly to the Commission.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit this information directly to the Commission.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. The Options Exchange, Incorporated

1. *Name*: The Options Exchange, Incorporated
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January 7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* The Options Exchange, Incorporated has been inactive since its incorporation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Ed Tilly (Chairman)
   - Chris Concannon (President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Vest Financial Group, Inc.

1. *Name*: Vest Financial Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of CBOE Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Karan Sood
   - William Speth

   Current Officers

   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Bats Hotspot SEF LLC

1. *Name:* Bats Hotspot SEF LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4. *Brief description of nature and extent of affiliation*: As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

5. *Brief description of business or functions*: Not applicable

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

Chicago Board Options Exchange, Incorporated

PP. <u>Bats Global Markets, Inc.</u>

1. *Name*: Bats Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: On February 28, 2017, Bats Global Markets, Inc. was merged with and into CBOE V, LLC, with CBOE V, LLC as the surviving corporation.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of February 28, 2017, Bats Global Markets, Inc. ceased to exist.

Chicago Board Options Exchange, Incorporated

QQ. DerivaTech Corporation

1. *Name*: DerivaTech Corporation
   Address:

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:

4. *Brief description of nature and extent of affiliation*: DerivaTech Corporation, a previously wholly-owned subsidiary of CBOE Holdings, was dissolved on December 22, 2016.

5. *Brief description of business or functions:* Not applicable

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: DerivaTech Corporation, a previously wholly-owned subsidiary of CBOE Holdings, was dissolved on December 22, 2016.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc. (Updated)
- B Direct Edge LLC (Updated)
- C Bats BZX Exchange, Inc. (Updated)
- D Bats BYX Exchange, Inc. (Updated)
- E Bats EDGA Exchange, Inc. (Updated)
- F Bats EDGX Exchange, Inc. (Updated)
- G Bats Trading, Inc. (Updated)
- H Omicron Acquisition Corp. (Updated)
- I Bats Hotspot Holdings LLC (Updated)
- J Bats Hotspot LLC (Updated)
- K Bats Hotspot Services LLC (Updated)
- L Bats International Holdings Limited (Updated)
- M Bats Hotspot Europe Limited (Updated)
- N Bats Hotspot Asia Pte. Ltd. (Updated)
- O Bats Trading Limited (Updated)
- P Chi-X Europe Limited (Updated)
- Q Bats ETF.com, Inc. (Updated)
- R INDEXPUBS S.A. (Updated)
- S Bats Hotspot IB LLC (Updated)
- T Bats Hotspot SEF LLC (Updated)
- U Bats Worldwide Holdings Limited (Updated)
- V C2 Options Exchange, Incorporated
- W CBOE Holdings, Inc.
- X CBOE Futures Exchange, LLC
- Y CBOE Stock Exchange, LLC
- Z Chicago Board Options Exchange, Incorporated

- AA CBOE, LLC
- BB CBOE III, LLC
- CC CBOE V, LLC
- DD CBOE Livevol, LLC
- EE CBOE UK Ltd.
- FF CBOE Vest, LLC
- GG Loan Markets, LLC
- HH Market Data Express, LLC
- II OneChicago, LLC
- JJ Options Price Reporting Authority, LLC
- KK Signal Trading Systems, LLC
- LL The Options Clearing Corporation
- MM The Options Exchange, Incorporated
- NN Vest Financial Group, Inc.

A Bats Global Markets Holdings, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS GLOBAL MARKETS HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2013, AT 3:34 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE
1776
1976

Jeffrey W. Bullock, Secretary of State

5368481 8100

131016594

AUTHENTICATION: 0684772

DATE: 08-22-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:34 PM 08/22/2013
FILED 03:34 PM 08/22/2013
SRV 131016594 - 5368481 FILE

CERTIFICATE OF INCORPORATION

OF

BATS GLOBAL MARKETS HOLDINGS, INC.

FIRST: The name of the corporation is BATS Global Markets Holdings, Inc. (the "**Corporation**").

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator are:

Name	**Mailing Address**
Malik M. Khalil	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 22nd day of August, 2013.

Malik M. Khalil
Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS GLOBAL MARKETS HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D. 2017, AT 4:02 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4381465 8100
SR# 20171422000

Authentication: 202115311
Date: 02-28-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:50 PM 02/28/2017
FILED 04:02 PM 02/28/2017
SR 20171422000 - File Number 4381465

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
Bats Global Markets Holdings, Inc.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "SEVENTH" so that, as amended, said Article shall be and read as follows:

4. The sole stockholder of the Corporation is CBOE V, LLC.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of February, 2017.

By: [signature]
Authorized Officer

Title: President & CEO

Name: Chris Concannon
Print or Type

B Direct Edge LLC

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF

DIRECT EDGE LLC

The undersigned has executed and is filing this Certificate of Formation for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act of the State of Delaware.

ARTICLE I

The name of the limited liability company is Direct Edge LLC (the "Company").

ARTICLE II

The registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company.

ARTICLE III

The period of existence of the limited liability company is perpetual.

ARTICLE IV

This Certificate of Formation shall become effective on December 31, 2014.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 9th day of December, 2014.

____
Joe Ratterman, CEO

C Bats BZX Exchange, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS EXCHANGE, INC.", CHANGING ITS NAME FROM "BATS EXCHANGE, INC." TO "BATS BZX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 9:14 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4450647 8100
SR# 20160942102

Authentication: 201871639
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:14 AM 02/19/2016
FILED 09:14 AM 02/19/2016
SR 20160942102 - File Number 4450647

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

BATS EXCHANGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "First" so that, as amended, said Article shall be and read as follows:

First. The name of the Corporation is Bats BZX Exchange, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12TH day of FEBRUARY, 2016.

By: [signature]
Authorized Officer

Title: CFO

Name: BRIAN N. SCHELL
Print or Type

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS EXCHANGE, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF NOVEMBER, A.D. 2007, AT 2:13 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4450647 8100

071180477

AUTHENTICATION: 6126549

DATE: 11-01-07

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:40 PM 11/01/2007
FILED 02:13 PM 11/01/2007
SRV 071180477 - 4450647 FILE

CERTIFICATE OF INCORPORATION
OF
BATS EXCHANGE, INC.

First. The name of the corporation is BATS Exchange, Inc.

Second. The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Third. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

Fifth. The name and mailing address of the incorporator is:

Name	Mailing Address
Joseph P. Ratterman	4151 N. Mulberry Dr. Suite 275 Kansas City, Missouri 64116

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 1st day of November, 2007.

INCORPORATOR:

/s/ Joseph P. Ratterman
Joseph P. Ratterman

FIFTH AMENDED AND RESTATED
BYLAWS OF BATS BZX EXCHANGE, INC.
(a Delaware corporation)

Article I
Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats BZX Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Bats Global Markets Holdings, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(ff) "Trading Permit Holder" shall have the same meaning as Exchange Member.

Article II
Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Article III
Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors), shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided*, however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Member Representative Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Article IV
STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

Article V
Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Article VI
Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

Article VII
Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article VIII
Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company, or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

Article IX
Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Article X
Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Article XI
Miscellaneous Provisions

Section 1. Fiscal Year Board.

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of CBOE Holdings, Inc., CBOE V, LLC or Bats Global Markets Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of CBOE Holdings, Inc., CBOE V, LLC or Bats Global Markets Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these By- Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

C Bats BYX Exchange, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS Y-EXCHANGE, INC.", CHANGING ITS NAME FROM "BATS Y-EXCHANGE, INC." TO "BATS BYX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 9:11 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4715533 8100
SR# 20160942101

Authentication: 201871621
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:11 AM 02/19/2016
FILED 09:11 AM 02/19/2016
SR 20160942101 - File Number 4715533

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

BATS Y-EXCHANGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " First. " so that, as amended, said Article shall be and read as follows:

First. The name of the Corporation is Bats BYX Exchange, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12TH day of February, 2016.

By: [signature]
Authorized Officer

Title: CFO

Name: Brian N. Schell
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS Y-EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JULY, A.D. 2009, AT 5:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W Bullock, Secretary of State

4715533 8100

AUTHENTICATION: 7449959

090742517

DATE: 07-31-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:06 PM 07/30/2009
FILED 05:51 PM 07/30/2009
SRV 090742517 - 4715533 FILE

CERTIFICATE OF INCORPORATION
OF
BATS Y-EXCHANGE, INC.

First. The name of the corporation is BATS Y-Exchange, Inc.

Second. The initial registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Third. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

Fifth. The name and mailing address of the incorporator is:

Name	Mailing Address
Joe Ratterman	8050 Marshall Drive Suite 120 Lenexa, Kansas 66214

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 30th day of July, 2009.

INCORPORATOR:

/s/ Joe Ratterman
Joe Ratterman

FIFTH AMENDED AND RESTATED BYLAWS OF BATS BYX EXCHANGE , INC. (a Delaware corporation)

Article I
Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats BYX Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Bats Global Markets Holdings, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(ff) "Trading Permit Holder" shall have the same meaning as Exchange Member.

Article II
Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Article III
Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors), shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided*, however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided*, however, that the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of a Member Representative Director's vacancy if such position is filled by the later of (i) 60 days from the date of such vacancy or (ii) the date of the next annual stockholders' meeting.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Article IV
STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

Article V
Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Article VI
Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

Article VII
Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article VIII
Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company, or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments.* Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions.* For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

Article IX
Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Article X
Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

Article XI
Miscellaneous Provisions

Section 1. Fiscal Year Board.

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of CBOE Holdings, Inc., CBOE V, LLC or Bats Global Markets Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of CBOE Holdings, Inc., CBOE V, LLC or Bats Global Markets Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these By- Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

D Bats EDGA Exchange, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "EDGA EXCHANGE, INC.", CHANGING ITS NAME FROM "EDGA EXCHANGE, INC." TO "BATS EDGA EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 8:53 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4662897 8100
SR# 20160942096

Authentication: 201871518
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:53 AM 02/19/2016
FILED 08:53 AM 02/19/2016
SR 20160942096 - File Number 4662897

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

EDGA EXCHANGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " FIRST: " so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is: Bats EDGA Exchange, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12TH day of FEBRUARY, 2016.

By: [signature]
Authorized Officer

Title: CFO

Name: BRIAN N. SCHELL
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EDGA EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4662897 8100

140116706

AUTHENTICATION: 1101742

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116706 - 4662897 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

EDGA EXCHANGE, INC.

EDGA Exchange, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law ("General Corporation Law"):

DOES HEREBY CERTIFY:

That the name of this corporation is EDGA Exchange, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 9, 2009 under the name EDGA Exchange, Inc.

That the Board of Directors duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the corporation is EDGA Exchange, Inc.

SECOND: The registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at that address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

* * *

The undersigned executed this Restated Certificate of Incorporation as of January 31, 2014.

EDGA Exchange, Inc.

/s/ William O'Brien
Name: William O'Brien
Title: Chief Executive Officer

SIXTH AMENDED AND RESTATED
BYLAWS OF BATS EDGA EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats EDGA Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an

Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge LLC.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(ff) "Trading Permit Holder" shall have the same meaning as Exchange Member.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, 6th fl., Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The

Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative

Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided*, however, that any such vote must be cast for a person on the List of Candidates, and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; *provided*, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the

Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the

Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; *provided*, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the

Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents*. The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses*. The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement*. Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights*. To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights*. The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(i) *Certain Definitions*. For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of CBOE Holdings, Inc., CBOE V, LLC or Direct Edge LLC who are not also members of the Board, or any officers, staff, counsel or advisors of CBOE Holdings, Inc., CBOE V, LLC or Direct Edge LLC who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

E Bats EDGX Exchange, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "EDGX EXCHANGE, INC.", CHANGING ITS NAME FROM "EDGX EXCHANGE, INC." TO "BATS EDGX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 8:49 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4662896 8100
SR# 20160942095

Authentication: 201871498
Date: 02-23-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:49 AM 02/19/2016
FILED 08:49 AM 02/19/2016
SR 20160942095 - File Number 4662896

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

EDGX EXCHANGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is: Bats EDGX Exchange, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12th day of February, 2016.

By: [signature]
Authorized Officer

Title: CFO

Name: Brian N. Schell
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EDGX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 11:15 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4662896 8100

AUTHENTICATION: 1101676

140116697

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 AM 01/31/2014
FILED 11:15 AM 01/31/2014
SRV 140116697 - 4662896 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

EDGX EXCHANGE, INC.

EDGX Exchange, Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law ("General Corporation Law"):

DOES HEREBY CERTIFY:

That the name of this corporation is EDGX Exchange, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 9, 2009 under the name EDGX Exchange, Inc.

That the Board of Directors duly adopted resolutions pursuant to Sections 242 and 245 of the General Corporation Law proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

FIRST: The name of the corporation is EDGX Exchange, Inc.

SECOND: The registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at that address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

* * *

The undersigned executed this Restated Certificate of Incorporation as of January 31, 2014.

EDGX Exchange, Inc.

/s/ William O'Brien
Name: William O'Brien
Title: Chief Executive Officer

[*Signature Page to Restated Certificate of Incorporation of EDGX Exchange, Inc.*]

SIXTH AMENDED AND RESTATED
BYLAWS OF BATS EDGX EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Bats EDGX Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these Bylaws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these Bylaws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these Bylaws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these Bylaws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an

Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge LLC.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(ff) "Trading Permit Holder" shall have the same meaning as Exchange Member.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, 6th fl., Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The

Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these Bylaws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The Board of Directors shall consist of four (4) or more Directors, the number thereof to be determined from time to time by resolution of the Board of Directors, subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and who shall be considered to be an Industry Director, and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (excluding the Chief Executive Officer, but including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year, or, to the extent necessary, at a special meeting of stockholders. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual or special meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual or special meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative

Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided*, however, that any such vote must be cast for a person on the List of Candidates, and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than a Member Representative Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly-created Member Representative Director position becomes available because of an increase in the number of Directors, then the stockholders shall follow the procedures set forth in this Section 6(b). In such event, the Member Nominating Committee shall either (i) recommend an individual to the stockholders to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the stockholders from which the stockholders shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 6(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; *provided,* however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the

Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these Bylaws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of Bylaws

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the

Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these Bylaws, the members of all committees of the Board, as well as the chair of each committee, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; *provided*, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the Bylaws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these Bylaws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Act, assess Exchange's regulatory performance, assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions and, in consultation with the Chief Executive Officer of the Company, establish the goals, assess the performance, and fix the compensation of the Chief Regulatory Officer of the Company. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. Except as otherwise provided in Article V, Section 6(c) of these Bylaws, the salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the

Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents

The Company shall indemnify its Directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its Directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director or executive officer, of the Company or is or was serving at the request of the Company as a Director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement*. Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the Director or executive officer. Any right to indemnification or advances granted by this Article VIII to a Director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights*. To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights*. The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a Director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause*. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(i) *Certain Definitions*. For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References in this Article VIII to a "Director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the Bylaws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the stockholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of CBOE Holdings, Inc., CBOE V, LLC or Direct Edge LLC who are not also members of the Board, or any officers, staff, counsel or advisors of CBOE Holdings, Inc., CBOE V, LLC or Direct Edge LLC who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other persons or circumstances shall not be affected.

F Bats Trading, Inc.

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JUNE, A.D. 2005, AT 5:46 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3986650 8100

050505316

AUTHENTICATION: 3957625

DATE: 06-17-05

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Bats Trading, Inc.
- **Second:** Its registered office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington County of New Castle Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 100,000 shares (number of authorized shares) with a par value of $1.00 per share.
- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Lawrence A. Swain
  Mailing Address 9225 Indian Creek Parkway, Suite 1100
  Overland Park, KS Zip Code 66210
- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 16th day of June, A.D. 20 05.

BY: [signature]
(Incorporator)

NAME: Lawrence A. Swain
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:56 PM 06/16/2005
FILED 05:46 PM 06/16/2005
SRV 050505316 - 3986650 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF OCTOBER, A.D. 2005, AT 6:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3986650 8100

050851173

AUTHENTICATION: 4234352

DATE: 10-19-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 10/18/2005
FILED 06:04 PM 10/18/2005
SRV 050851173 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 14, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of October, 2005.

By: [signature]
Authorized Officer
Title: President

Name: David R. Cummings

1800688.3

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2005, AT 10:56 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3986650 8100

050856591

AUTHENTICATION: 4238665

DATE: 10-20-05

State of Delaware
Secretary of State PAGE 03
Division of Corporations
Delivered 11:02 AM 10/20/2005
FILED 10:56 AM 10/20/2005
SRV 050856591 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share. Each issued and outstanding share of $1.00 par value stock shall be exchanged for 100 shares of $.01 par value stock.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 19, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19th day of October, 2005.

By: [signature]
Authorized Officer

Title: President

Name: David R. Cummings

1802693.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D. 2006, AT 3:57 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3986650 8100

060570539

AUTHENTICATION: 4825744

DATE: 06-14-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:44 PM 06/13/2006
FILED 03:57 PM 06/13/2006
SRV 060570539 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The amount of the total stock this corporation is authorized to issue is 20,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of June 1, 2006.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of June, 2006.

By: [signature]
Authorized Officer
Title: President
Name: David R. Cummings

1906450 1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF NOVEMBER, A.D. 2009, AT 11:37 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W Bullock, Secretary of State

3986650 8100

091004922

AUTHENTICATION: 7632495

DATE: 11-10-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:40 AM 11/10/2009
FILED 11:37 AM 11/10/2009
SRV 091004922 - 3986650 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF BATS TRADING, INC., a Delaware Corporation

It is hereby certified that:

1. The name of the corporation (hereinafter, referred to as the "Corporation") is BATS Trading, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Article the following new Article:

> FOURTH: Immediately after giving effect to the Reverse Stock Split (as defined below), the total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000) and each such share is $0.01 par value.
>
> On November 10, 2009 (the "Reverse Split Date"), each one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of outstanding stock of the corporation shall be and become, without further action by the corporation, one (1) share of stock of the corporation (the "Reverse Stock Split"). Each stock certificate outstanding immediately prior to the Reverse Split Date shall, without any action on the part of the holder, thereupon and thereafter, until surrendered as hereinafter provided, represent one (1) share of stock of the corporation for every one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of stock of the corporation stated thereon. The registered holder of such certificates may, on or after the Reverse Split Date, surrender such certificates to the corporation for cancellation and, upon such surrender, shall receive in exchange therefor, without charge, new certificate(s) registered in the name of such holder representing one (1) share of stock of the corporation for each one hundred seventy seven thousand three hundred ninety three and 33/100 (177,393.33) shares of stock of the corporation which, prior to the Reverse Split Date, was represented by the certificate(s) representing shares of stock of the corporation.

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted and authorized by director's resolution and by the written consent without a meeting of stockholders entitled to vote in accordance with the provision of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of this 10th day of November, 2009.

BATS TRADING, INC.

/s/ Christopher Isaacson
Christopher Isaacson, President

THIRD AMENDED AND RESTATED BYLAWS

OF

BATS TRADING, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders shall be held on the 1st Monday in November of each year (unless that date shall be a non-business day or legal holiday, in which event the annual meeting of the stockholders shall be held the first business day immediately following such date) for the purposes of electing directors and for the transaction of such other business as may come before the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of Delaware.

2.4. Notice of Meeting. Written notice stating the place, day and hour of the meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Directors, the President, the Secretary, or any other officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock record books of the corporation, with postage thereon prepaid.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of the time or place of an adjournment need be given if the time and place are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open tot he examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum. Except as otherwise provided in the certificate of incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders unless the vote of a greater number or voting by classes is require by law or the certificates of incorporation. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in his absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares. Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are enlarged, limited or denied by the certificate of incorporation.

2.12. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his name. Shares standing in the name of a fiduciary may be voted by him, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, his vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.13. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.14. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers and Number. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be one (1) or such other specific number as may be designated from time to time by resolution of the Board of Directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been qualified and elected, or until his prior death, resignation or removal. A director may be removed from office by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by telegram, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in his absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which he is a member at which action on any corporate matter is taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken by the Board of Directors at a meeting or by a resolution of any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, filed with the minutes of the proceedings, shall be signed by all of the directors then in office.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of thc stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected or until his prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. He shall, when present, preside at all meetings of the stockholders and of the Board of Directors. He shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. He shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, he may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in his place and stead. In general he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. the Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which he is so appointed to be an assistant, or as to which he is so appointed to act, excerpt as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if he is present, or in his absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in his absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.06.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of

Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

SEAL

7.1. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

ARTICLE VIII.

FISCAL YEAR

8.1. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

ARTICLE IX.

AMENDMENTS

9.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of net less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

9.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no by-law adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

9.3. Implied Amendments. Any action taken or authorized by the Board of Directors, which would be inconsistent with the bylaws then in effect but it taken or authorized by affirmative vote of not less than the number of directors required to amend the bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

ARTICLE X.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

10.1. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that the person, his or her testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation.

G Omicron Acquisition Corp.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "OMICRON ACQUISITION CORP." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWENTY-EIGHTH DAY OF AUGUST, A.D. 2013.

Jeffrey W. Bullock, Secretary of State

4936927 8300

131032609

AUTHENTICATION: 0698320

DATE: 08-28-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

BYLAWS

OF

OMICRON ACQUISITION CORP.

* * * * *

ARTICLE 1
OFFICES

Section 1.01. *Registered Office.* The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.02. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.03. *Books.* The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

Section 2.01. *Time and Place of Meetings.* All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

Section 2.02. *Annual Meetings.* Unless directors are elected by written consent in lieu of an annual meeting as permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (**"Delaware Law"**), an annual meeting of stockholders, commencing with the year 2012, shall be held for the election of directors and to transact such other business as may properly be brought before the meeting. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; *provided, however*, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Section 2.03. *Special Meetings.* Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.04. *Notice of Meetings and Adjourned Meetings; Waivers of Notice.* (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. *Quorum.* Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.06. *Voting*. (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, in all matters other than the election of directors, the affirmative vote of the majority of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

(c) In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast.

Section 2.07. *Action by Consent*. (a) Unless otherwise provided in the certificate of incorporation and subject to the proviso in Section 2.02, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 2.07(b).

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.08. *Organization.* At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, or in the Chairman's absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary's absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

ARTICLE 3
DIRECTORS

Section 3.01. *General Powers.* Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02. *Number, Election and Term Of Office.* (a) The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than two or more than nine. The directors shall be elected at the annual meeting of the stockholders by written ballot, except as provided in Section 2.02 and Section 3.12 herein, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

(b) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 3.03. *Quorum and Manner of Acting.* Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. *Time and Place of Meetings.* The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

Section 3.05. *Annual Meeting.* The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06. *Regular Meetings.* After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.09. *Action by Consent.* Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. *Telephonic Meetings.* Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. *Resignation.* Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. *Vacancies.* Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

Section 3.13. *Removal.* Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created may be filled in accordance with Section 3.12 herein.

Section 3.14. *Compensation.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE 4
OFFICERS

Section 4.01. *Principal Officers.* The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 4.02. *Election, Term of Office and Remuneration.* The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03. *Subordinate Officers.* In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more

Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. *Removal.* Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05. *Resignations.* Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. *Powers and Duties.* The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Certificates For Stock; Uncertificated Shares.* The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, or the President or Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an assistant Secretary of such Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. *Transfer Of Shares.* Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder's duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder's duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. *Authority for Additional Rules Regarding Transfer.* The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6
GENERAL PROVISIONS

Section 6.01. *Fixing the Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02. *Dividends.* Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. *Year.* The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05. *Voting of Stock Owned by the Corporation.* The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06. *Amendments.* These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

H Bats Hotspot Holdings LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS HOTSPOT HOLDINGS LLC", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 8:56 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

3229145 8100
SR# 20160942097

Authentication: 201871547
Date: 02-24-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:56 AM 02/19/2016
FILED 08:56 AM 02/19/2016
SR 20160942097 - File Number 3229145

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: BATS HOTSPOT HOLDINGS LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

First: The name of the limited liability company formed hereby is:
Bats Hotspot Holdings LLC.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 12th day of February, A.D. 16.

By: BATS Global Markets Holdings, Inc.,
Sole Member

By: ______________________, President
Authorized Person(s)

Name: Chris Concannon
Print or Type

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT HOLDINGS LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of Bats Hotspot Holdings LLC (the "Company") is entered into as of this 19th day of February, 2016, by Bats Global Markets Holdings, Inc. (such person and any other person admitted as a member of the Company pursuant to Section 13 hereof individually referred to herein as a "Member" and collectively as the "Members").

RECITAL

The Company was formed as a limited liability company under the laws of the State of Delaware on March 11, 2015, and desires to enter into a written agreement, in accordance with the provisions of the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Member and/or the Company, including but not limited to (i) the Limited Liability Company Operating Agreement executed and adopted effective as of March 11, 2015 and (ii) the Amended and Restated Operating Agreement executed and effective as of March 13, 2015.

1. Name. The name of the Company is Bats Hotspot Holdings LLC. The Company may do business under that name and, as permitted by applicable law, under any other name determined from time to time by the Member.

2. Purpose. The object and purpose of the Company, and the nature of the business to be conducted and promoted, is engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing. The Company, and the Member (or Members, if there is more than one (1) Member) on behalf of the Company, may enter into and perform any and all agreements consistent with the purpose of the Company.

3. Term. The term of the Company commenced on the date the certificate of formation of the Company was filed in the office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved pursuant to the provisions of Section 8.

4. Registered Office. The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. The Company may also have offices at such other places within or without the State of Delaware as the Member may from time to time designate or the business of the Company may require.

5. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.

6. Member. The name and the mailing address of the Member are as follows:

Name	Address
Bats Global Markets Holdings, Inc.	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

7. Management of the Company. (a) The business and affairs of the Company shall be managed by the Member (or Members, if there is more than one (1) Member). The Member (or Members) shall have the power to do any and all acts that may be necessary or convenient to or for the furtherance of the purposes described herein, including, without limitation, the power:

(i) to conduct its business, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(ii) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property and loans secured by such real and personal property, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(iii) to enter into, perform and carry out contracts of any kind, including, without limitation, contracts with the Member, an affiliate of the Company or the Member, or any agent of the Company, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(iv) to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, trusts, limited liability companies, or individuals, or direct or indirect obligations of the United States or any government, state or instrumentality of any of them;

(v) to lend or borrow money and issue evidences of indebtedness, with or without security; and

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT HOLDINGS LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of Bats Hotspot Holdings LLC (the "Company") is entered into as of this 19th day of February, 2016, by Bats Global Markets Holdings, Inc. (such person and any other person admitted as a member of the Company pursuant to Section 13 hereof individually referred to herein as a "Member" and collectively as the "Members").

RECITAL

The Company was formed as a limited liability company under the laws of the State of Delaware on March 11, 2015, and desires to enter into a written agreement, in accordance with the provisions of the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Member and/or the Company, including but not limited to (i) the Limited Liability Company Operating Agreement executed and adopted effective as of March 11, 2015 and (ii) the Amended and Restated Operating Agreement executed and effective as of March 13, 2015.

1. Name. The name of the Company is Bats Hotspot Holdings LLC. The Company may do business under that name and, as permitted by applicable law, under any other name determined from time to time by the Member.

2. Purpose. The object and purpose of the Company, and the nature of the business to be conducted and promoted, is engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing. The Company, and the Member (or Members, if there is more than one (1) Member) on behalf of the Company, may enter into and perform any and all agreements consistent with the purpose of the Company.

3. Term. The term of the Company commenced on the date the certificate of formation of the Company was filed in the office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved pursuant to the provisions of Section 8.

4. Registered Office. The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. The Company may also have offices at such other places within or without the State of Delaware as the Member may from time to time designate or the business of the Company may require.

5. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.

6. Member. The name and the mailing address of the Member are as follows:

Name	Address
Bats Global Markets Holdings, Inc.	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

7. Management of the Company. (a) The business and affairs of the Company shall be managed by the Member (or Members, if there is more than one (1) Member). The Member (or Members) shall have the power to do any and all acts that may be necessary or convenient to or for the furtherance of the purposes described herein, including, without limitation, the power:

    (i) to conduct its business, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

    (ii) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property and loans secured by such real and personal property, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

    (iii) to enter into, perform and carry out contracts of any kind, including, without limitation, contracts with the Member, an affiliate of the Company or the Member, or any agent of the Company, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

    (iv) to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, trusts, limited liability companies, or individuals, or direct or indirect obligations of the United States or any government, state or instrumentality of any of them;

    (v) to lend or borrow money and issue evidences of indebtedness, with or without security; and

(vi) to sue or be sued, complain and defend, and participate in administrative or other proceedings, and to pay, compromise, settle or litigate any claims by or against the Company; and

(vii) to appoint employees and agents of the Company, and define their duties and fix their compensation.

(b) The Member may (i) authorize by written action any person to enter into and perform any agreement on behalf of the Company, (ii) appoint one or more officers with such titles and duties and powers as the Member may determine and (iii) appoint individuals, with such titles as it may select, as employees or officers of the Company to act on behalf of the Company, with such power and authority as the Member may delegate from time to time to any such person. Any such persons, officers and employees designated by the Member to act on behalf of the Company may be appointed or removed by the Member at any time and from time to time, with or without cause.

(c) The Member, acting alone, or such person as the Member shall designate as attorney-in-fact for this purpose, is hereby designated or approved as an authorized person, within the meaning of the Act, to execute, deliver and file the Certificate of Formation of the Company (and any amendments and/or restatements thereof) and any other certificates (and any amendments and/or restatements thereof), which may be necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business or to act on behalf of the Company as such designated persons see fit.

8. Dissolution; Liquidation. (a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member or (ii) any other event or circumstance giving rise to the dissolution of the Company under the Act, unless the Company's existence is continued pursuant to the Act.

(b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under this Agreement shall continue.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member.

(d) Upon the completion of the winding up of the Company, the Member shall file a certificate of dissolution in accordance with the Act.

9. Capital Contributions. The Member shall have the right, but not the obligation, to make capital contributions to the Company at the times and in the amounts determined by the Member.

10. Allocation of Profits and Losses; Tax Matters. The Company's profits and losses shall be allocated at the end of each calendar year (and at such other times, if any, as the Member shall determine) to the Member.

11. Distributions. Distributions may be made to the Member at the times and in the aggregate amounts determined by the Member. Notwithstanding anything to the contrary contained herein, the Company, and the Member on behalf of the Company, shall not make a distribution to the Member on account of the interest of the Member in the Company if such distribution would violate § 18-607 of the Act or any other applicable law.

12. Resignation. A Member may only resign from the Company if it has transferred all of its interest in the Company to another person or entity.

13. Admission of Additional Members. One or more additional members may be admitted to the Company with the consent of the Member.

14. Liability of the Member. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

15. Exculpation. (a) Neither the Member, any Authorized Person, nor any of their respective affiliates, directors, trustees, members, officers, controlling persons or employees (each, a "Covered Person"), shall be liable to the Company or the Member for any loss, liability, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company. Whenever in this Agreement a Covered Person is permitted or required to make decisions in good faith, the Covered Person shall act under such standard and shall not be subject to any other or different standard imposed by this Agreement or any relevant provisions of law or in equity or otherwise.

(b) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person or entity as to matters the Covered Person reasonably believes are within such person's or entity's professional or expert competence.

16. Fiduciary Duty. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to the Member, a Covered Person acting under this Agreement shall not be liable to the Company or to the Member for such Covered Person's good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

17. Indemnification and Insurance. (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Manager or officer of the Company or is or was serving at the request of the Company as a manager, director or officer, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Manager, director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Manager. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Act requires, the payment of such expenses incurred by a Manager or officer in his or her capacity as a Manager or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Manager or officer, to repay all amounts so advanced if it shall ultimately be determined that such Manager or officer is not entitled to be indemnified under this Section or otherwise. The Company may, by action of the Manager, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of the Manager and officers.

(b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the Act for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Manager, independent legal counsel, or its Member(s)) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Manager, independent legal counsel, or its Member(s)) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Non Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Agreement, other agreement, action of the Manager or otherwise.

(d) Insurance. The Company may maintain insurance, at its expense, to protect itself and any Manager, officer, employee or agent of the Company or another company, corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

18. Expenses. To the fullest extent permitted by applicable law, expenses (including attorneys' fees and disbursements) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, subject to recapture by the Company following a later determination that such Covered Person was not entitled to be indemnified hereunder.

19. Tax Treatment. As long as there is only one (1) Member of the Company, the Company shall be treated as a disregarded entity for tax purposes. In the event that there is more than one (1) Member of the Company, the Members shall agree by their subscription hereto to treat the Company as a partnership for tax purposes. In such event, the initial Member shall serve as "tax matters partner" of the Company within the meaning of Section 6231(a)(7) of the Internal Revenue Code of 1986, as amended.

20. Amendment, Waiver, Etc. This Agreement may not be amended or supplemented, and no waiver of or consent to departures from the provisions hereof shall be effective, unless set forth in a writing signed by the Member.

21. Miscellaneous. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto. This Agreement shall be binding upon and inure to the benefit of the Member and his successors and permitted assigns. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted. Except as provided in Sections 16 through 19

with respect to the exculpation and indemnification of Covered Persons, nothing in this Agreement shall confer any rights upon any person or entity other than the Member and his successors and permitted assigns.

22. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED UNDER, THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES), ALL RIGHTS AND REMEDIES BEING GOVERNED BY SUCH LAWS.

IN WITNESS WHEREOF, the undersigned Member of the Company, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

BATS GLOBAL MARKETS HOLDINGS, INC.

By: ______________________

Name: Chris Concannon

Title: President

H Bats Hotspot Holdings LLC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "HOTSPOT FX HOLDINGS, LLC", CHANGING ITS NAME FROM "HOTSPOT FX HOLDINGS, LLC" TO "BATS HOTSPOT HOLDINGS LLC", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MARCH, A.D. 2015, AT 12:21 O'CLOCK P.M.

SECRETARY OF STATE — DELAWARE — 1776 — 1976

Jeffrey W. Bullock, Secretary of State

3229145 8100

AUTHENTICATION: 2197978

150353595

DATE: 03-13-15

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF FORMATION

OF

HOTSPOT FX HOLDINGS, LLC

This Certificate of Amendment of Hotspot FX Holdings, LLC (the "**Company**") is being duly executed and filed by the undersigned pursuant to the provisions of Section *6 Del. C.* § 18-202 of the Delaware Limited Liability Company Act.

1. The name of the limited liability company is Hotspot FX Holdings, LLC.

2. Article **First** of the Company's Certificate of Formation is hereby amended to read in its entirety as set forth below:

> **First**: The name of the limited liability company formed hereby is BATS Hotspot Holdings LLC.

3. The effective time of this Certificate of Amendment shall be upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of this 13th day of March, 2015.

HOTSPOT FX HOLDINGS, LLC

By: BATS Global Markets Holdings, Inc., its sole Member

By: ______________________
Name: Joe Ratterman
Title: Chief Executive Officer

[Signature Page to Certificate of Amendment (Hotspot FX Holdings, LLC)]

IN WITNESS WHEREOF, the undersigned Member of the Company, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

BATS GLOBAL MARKETS HOLDINGS, INC.

By: ______________________________
Name: Chris Concannon
Title: President

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT HOLDINGS LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of Bats Hotspot Holdings LLC (the "Company") is entered into as of this 19th day of February, 2016, by Bats Global Markets Holdings, Inc. (such person and any other person admitted as a member of the Company pursuant to Section 13 hereof individually referred to herein as a "Member" and collectively as the "Members").

RECITAL

The Company was formed as a limited liability company under the laws of the State of Delaware on March 11, 2015, and desires to enter into a written agreement, in accordance with the provisions of the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Member and/or the Company, including but not limited to (i) the Limited Liability Company Operating Agreement executed and adopted effective as of March 11, 2015 and (ii) the Amended and Restated Operating Agreement executed and effective as of March 13, 2015.

1. Name. The name of the Company is Bats Hotspot Holdings LLC. The Company may do business under that name and, as permitted by applicable law, under any other name determined from time to time by the Member.

2. Purpose. The object and purpose of the Company, and the nature of the business to be conducted and promoted, is engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing. The Company, and the Member (or Members, if there is more than one (1) Member) on behalf of the Company, may enter into and perform any and all agreements consistent with the purpose of the Company.

3. Term. The term of the Company commenced on the date the certificate of formation of the Company was filed in the office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved pursuant to the provisions of Section 8.

4. Registered Office. The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. The Company may also have offices at such other places within or without the State of Delaware as the Member may from time to time designate or the business of the Company may require.

5. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.

6. Member. The name and the mailing address of the Member are as follows:

Name	Address
Bats Global Markets Holdings, Inc.	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

7. Management of the Company. (a) The business and affairs of the Company shall be managed by the Member (or Members, if there is more than one (1) Member). The Member (or Members) shall have the power to do any and all acts that may be necessary or convenient to or for the furtherance of the purposes described herein, including, without limitation, the power:

(i) to conduct its business, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(ii) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property and loans secured by such real and personal property, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(iii) to enter into, perform and carry out contracts of any kind, including, without limitation, contracts with the Member, an affiliate of the Company or the Member, or any agent of the Company, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(iv) to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, trusts, limited liability companies, or individuals, or direct or indirect obligations of the United States or any government, state or instrumentality of any of them;

(v) to lend or borrow money and issue evidences of indebtedness, with or without security; and

(vi) to sue or be sued, complain and defend, and participate in administrative or other proceedings, and to pay, compromise, settle or litigate any claims by or against the Company; and

(vii) to appoint employees and agents of the Company, and define their duties and fix their compensation.

(b) The Member may (i) authorize by written action any person to enter into and perform any agreement on behalf of the Company, (ii) appoint one or more officers with such titles and duties and powers as the Member may determine and (iii) appoint individuals, with such titles as it may select, as employees or officers of the Company to act on behalf of the Company, with such power and authority as the Member may delegate from time to time to any such person. Any such persons, officers and employees designated by the Member to act on behalf of the Company may be appointed or removed by the Member at any time and from time to time, with or without cause.

(c) The Member, acting alone, or such person as the Member shall designate as attorney-in-fact for this purpose, is hereby designated or approved as an authorized person, within the meaning of the Act, to execute, deliver and file the Certificate of Formation of the Company (and any amendments and/or restatements thereof) and any other certificates (and any amendments and/or restatements thereof), which may be necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business or to act on behalf of the Company as such designated persons see fit.

8. Dissolution; Liquidation. (a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member or (ii) any other event or circumstance giving rise to the dissolution of the Company under the Act, unless the Company's existence is continued pursuant to the Act.

(b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under this Agreement shall continue.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member.

(d) Upon the completion of the winding up of the Company, the Member shall file a certificate of dissolution in accordance with the Act.

9. Capital Contributions. The Member shall have the right, but not the obligation, to make capital contributions to the Company at the times and in the amounts determined by the Member.

10. Allocation of Profits and Losses; Tax Matters. The Company's profits and losses shall be allocated at the end of each calendar year (and at such other times, if any, as the Member shall determine) to the Member.

11. Distributions. Distributions may be made to the Member at the times and in the aggregate amounts determined by the Member. Notwithstanding anything to the contrary contained herein, the Company, and the Member on behalf of the Company, shall not make a distribution to the Member on account of the interest of the Member in the Company if such distribution would violate § 18-607 of the Act or any other applicable law.

12. Resignation. A Member may only resign from the Company if it has transferred all of its interest in the Company to another person or entity.

13. Admission of Additional Members. One or more additional members may be admitted to the Company with the consent of the Member.

14. Liability of the Member. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

15. Exculpation. (a) Neither the Member, any Authorized Person, nor any of their respective affiliates, directors, trustees, members, officers, controlling persons or employees (each, a "Covered Person"), shall be liable to the Company or the Member for any loss, liability, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company. Whenever in this Agreement a Covered Person is permitted or required to make decisions in good faith, the Covered Person shall act under such standard and shall not be subject to any other or different standard imposed by this Agreement or any relevant provisions of law or in equity or otherwise.

(b) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person or entity as to matters the Covered Person reasonably believes are within such person's or entity's professional or expert competence.

16. Fiduciary Duty. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to the Member, a Covered Person acting under this Agreement shall not be liable to the Company or to the Member for such Covered Person's good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

17. Indemnification and Insurance. (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Manager or officer of the Company or is or was serving at the request of the Company as a manager, director or officer, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Manager, director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Manager. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Act requires, the payment of such expenses incurred by a Manager or officer in his or her capacity as a Manager or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Manager or officer, to repay all amounts so advanced if it shall ultimately be determined that such Manager or officer is not entitled to be indemnified under this Section or otherwise. The Company may, by action of the Manager, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of the Manager and officers.

(b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the Act for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Manager, independent legal counsel, or its Member(s)) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Manager, independent legal counsel, or its Member(s)) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Non Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Agreement, other agreement, action of the Manager or otherwise.

(d) Insurance. The Company may maintain insurance, at its expense, to protect itself and any Manager, officer, employee or agent of the Company or another company, corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

18. Expenses. To the fullest extent permitted by applicable law, expenses (including attorneys' fees and disbursements) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, subject to recapture by the Company following a later determination that such Covered Person was not entitled to be indemnified hereunder.

19. Tax Treatment. As long as there is only one (1) Member of the Company, the Company shall be treated as a disregarded entity for tax purposes. In the event that there is more than one (1) Member of the Company, the Members shall agree by their subscription hereto to treat the Company as a partnership for tax purposes. In such event, the initial Member shall serve as "tax matters partner" of the Company within the meaning of Section 6231(a)(7) of the Internal Revenue Code of 1986, as amended.

20. Amendment, Waiver, Etc. This Agreement may not be amended or supplemented, and no waiver of or consent to departures from the provisions hereof shall be effective, unless set forth in a writing signed by the Member.

21. Miscellaneous. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto. This Agreement shall be binding upon and inure to the benefit of the Member and his successors and permitted assigns. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted. Except as provided in Sections 16 through 19

with respect to the exculpation and indemnification of Covered Persons, nothing in this Agreement shall confer any rights upon any person or entity other than the Member and his successors and permitted assigns.

22. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED UNDER, THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES), ALL RIGHTS AND REMEDIES BEING GOVERNED BY SUCH LAWS.

IN WITNESS WHEREOF, the undersigned Member of the Company, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

BATS GLOBAL MARKETS HOLDINGS, INC.

By: ______________________

Name: Chris Concannon

Title: President

I Bats Hotspot LLC

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040259

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON July 1, 2013 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY
HAND AND AFFIXED MY OFFICIAL SEAL AT
TRENTON, THIS
March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CGN

L-102 NJSA 42 (2/94)

FILED
JUL 01 2013
STATE TREASURER

New Jersey Division of Revenue

Certificate of Amendment

Limited Liability Company

0600120601

This form may be used to amend a Certificate of Formation of a Limited Liability Company on file with the Department of the Treasury. Applicants must insure strict compliance with NJSA 42, the New Jersey Limited Liability Act, and insure that all applicable filing requirements are met.

1. Name of Limited Liability Company: Knight Hotspot FX LLC
2. Identification Number: 0600120601
3. New LLC Name (if applicable): KCG Hotspot FX LLC
4. Effective Date: July 2, 2013
5. The Certificate of Formation is amended as follows (provide attachments if needed):
   1. The name of the company is KCG Hotspot FX LLC (the "Company".)

The undersigned represent(s) that this filing complies with State law as detailed in NJSA 42 and that they are authorized to sign this form behalf of the Limited Liability Company.

Signature: [signature]

Name: Steven J. Wright

Date: 6/27/13

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040260

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A CHANGE OF AGENT AND OFFICE ON May 5, 2006 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CAO

FILED
MAY 5 2006
STATE TREASURER

L-122 (4/94)

New Jersey Division of Revenue

Certificate of Change - Registered Name or Address, or Both

(For Use by a Limited Liability Company)

This form may be used by domestic and foreign Limited Liability Companies to change an agent name or address or both. If a P.O. box is used for registered address, the street address must be included. Return this form with a $25.00 check made out to: Treasurer, State of New Jersey. Write the LLC number on the top left of your check.

LLC Name and Number: Hotspot FXi, L.L.C.
0600120601

State of Original Filing: New Jersey

IMPORTANT - INCLUDE INFORMATION ON BOTH THE PRIOR & NEW AGENT

Prior Agent:

Name Edward M. Zimmerman

Street Address c/o Lowenstein Sandler PC
65 Livingston Avenue

City Rosedale State NJ Zip 07068

New Agent:

Name The Corporation Trust Company

Street Address 820 Bear Tavern Road

City West Trenton State N.J. Zip 08628

The Corporation Trust Company

By: ______________________ 5/5/06
Signature of Registered Agent Date

Sandra Ortega
Assistant Secretary

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

NJ019 - 7/25/05 C T System Online

0600120601

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040261

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON October 22, 2012 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

L-102 NJSA 42 (2/94)

CGN

FILED
OCT 22 2012
STATE TREASURER

0600120601

New Jersey Division of Revenue

Certificate of Amendment

Limited Liability Company

This form may be used to amend a Certificate of Formation of a Limited Liability Company on file with the Department of the Treasury. Applicants must insure strict compliance with NJSA 42, the New Jersey Limited Liability Act, and insure that all applicable filing requirements are met.

1. Name of Limited Liability Company: Hotspot FX LLC
2. Identification Number: 0600120601
3. New LLC Name (if applicable): Knight Hotspot FX LLC
4. Effective Date:
5. The Certificate of Formation is amended as follows (provide attachments if needed):
   1. The name of the company is Knight Hotspot FX LLC (the "Company".)

The undersigned represent(s) that this filing complies with State law as detailed in NJSA 42 and that they are authorized to sign this form behalf of the Limited Liability Company.

Signature: Andrew M. Greenstein

Name: Andrew M. Greenstein

Date: 10/18/12

0536174
4542415

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040262

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT AN ORIGINAL CERTIFICATE ON August 7, 2001 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

LLC

FILED
AUG 7 2001
STATE TREASURER

CERTIFICATE OF FORMATION

OF

HOTSPOT FX 2, L.L.C.

(Pursuant to N.J.S.A. 42:2B-11)

The undersigned, as an authorized person, in order to form a limited liability company under the New Jersey Limited Liability Company Act, does hereby certify as follows:

1. The name of the company is Hotspot FX 2, L.L.C. (the "Company").

2. The address of the registered office of the Company in the State of New Jersey is c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

3. The name and address of the registered agent for service of process on the Company in the State of New Jersey is Edward M. Zimmerman, c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

4. The Company is to have perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the 7th day of August, 2001.

Anthony O. Pergola
Anthony O. Pergola
Authorized Person

5982807
J1885909

0600120601

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040263

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON September 25, 2009 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY
HAND AND AFFIXED MY OFFICIAL SEAL AT
TRENTON, THIS
March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

REG-C-EA
(08-05)

STATE OF NEW JERSEY
DIVISION OF REVENUE
BUSINESS ENTITY AMENDMENT FILING

Mail to: PO Box 308
Trenton, NJ 08646

FEE REQUIRED

Complete the following information and sign in the space provided. Please note that once filed, the information on this page is considered public. Refer to the instructions for delivery/return options, filing fees and field-by-field requirements. Remember to remit the appropriate fee amount for this filing. Use attachments if more space is required for any field, or if you wish to add articles for the public record.

A. Business Name: Hotspot FXI L.L.C.

Business Entity NJ 10-digit ID number: 0 6 0 0 1 2 0 6 0 1

B. Statutory Authority for Amendment: 42:2B (See Instructions for List of Statutory Authorities)

C. ARTICLE SECTION 1 OF THE CERTIFICATE of the above referenced business is amended to read as follows. (If more space is necessary, use attachment)
"1. The name of the company is Hotspot FX LLC (the "Company")"

Cgn

FILED
SEP 25 2009
STATE TREASURER

0600120601

D. Other Provisions: (Optional)

E. Date Amendment was Adopted:

F. CERTIFICATION OF CONSENT/VOTING: (If required by one of the following laws cited, certify consent/voting)
N.J.S.A. 14A:9-1 et seq. or N.J.S.A 15A:9-1 et seq., Profit and Non-Profit Corps. Amendment by the Incorporators
☐ Amendment was adopted by unanimous consent of the Incorporators.

N.J.S.A 14A:9-2(4) and 14A:9-4(3), Profit Corps., Amendment by the Shareholders
☐ Amendment was adopted by the Directors and thereafter adopted by the shareholders.
Number of shares outstanding at the time the amendment was adopted ________, and total number of shares entitled to vote thereon ________. If applicable, list the designation and number of each class/series of shares entitled to vote:

List votes for and against amendment, and if applicable, show the vote by designation and number of each class/series of shares entitled to vote:

Number of Shares Voting for Amendment — Number of Shares Voting Against Amendment

** If the amendment provides for the exchange, reclassification, or cancellation of issued shares, attach a statement indicating the manner in which same shall be effected.

N.J.S.A. 15A:9-4, Non-profit Corps., Amendment by Members or Trustees
The corporation has ☐ does not have ☐ members.
If the corporation has members, indicate the number entitled to vote ______, and how voting was accomplished:

☐ At a meeting of the corporation. Indicate the number VOTING FOR ____ and VOTING AGAINST ____. If any class(es) of members may vote as a class, set forth the number of members in each class, the votes for and against by class, and the number present at the meeting:

Class	Number of Members	Voting for Amendment	Voting Against Amendment

2208879 4030290

☐ Adoption was by unanimous written consent without a meeting.

If the corporation does not have members, indicate the total number of Trustees ________, and how voting was accomplished:
☐ At a meeting of the corporation. The number of Trustees VOTING FOR ________ and VOTING AGAINST ________
☐ Adoption was by unanimous written consent without a meeting.

G. AGENT/OFFICE CHANGE
New Registered Agent:
Registered Office: (Must be a NJ street address)
Street ________ City ________ Zip ________

H. SIGNATURE(S) FOR THE PUBLIC RECORD *(See Instructions for Information on Signature Requirements)*

Signature: Andrew M. Greenstein Title: Managing Director, Associate General Counsel & Secretary Date: 9/24/09

Signature ________ Title ________ Date ________

The above-signed certifies that the business entity has complied with all applicable NJ statutory filing requirements

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040264

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON November 26, 2001 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

C.G.N
FILED
NOV 26 2001
STATE TREASURER

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF FORMATION

OF

HOTSPOT FX 2, L.L.C.

(Pursuant to N.J.S.A. 42:2B-13)

The undersigned, as an authorized person, does hereby certify as follows:

1. The name of the company is Hotspot FX 2, L.L.C. (the "Company"). The Company filed its Certificate of Formation with the State of New Jersey on August 7, 2001.

2. The Certificate of Formation of the Company is hereby amended to change the name of the Company to Hotspot FXi, L.L.C. Accordingly, Section 1 of the Company's Certificate of Formation is hereby deleted in is entirety and replaced with the following:

"1. The name of the company is Hotspot FXi, L.L.C. (the "Company")."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Formation on the 26th day of November, 2001.

Anthony O. Pergola
Authorized Person

0600120601

12662/1
11/24/2001 1108351.02

FIFTH AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT LLC

THIS FIFTH AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of Bats Hotspot LLC (the "Company") dated as of the 19th day of February, 2016, by Bats Hotspot Holdings LLC, as the sole Manager of the Company (the "Manager").

RECITAL

The Manager formed the Company as a limited liability company under the laws of the State of New Jersey on August 7, 2001, and desires to enter into a written agreement, in accordance with the provisions of the New Jersey Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Manager and/or the Company, including but not limited to the (i) Operating Agreement executed and adopted effective as of August 7, 2001, (ii) the Amended and Restated Operating Agreement dated as of September 25, 2009, (iii) the Second Amended and Restated Operating Agreement dated as of October 22, 2012, (iv) the Third Amended and Restated Operating Agreement dated as of July 2, 2013, and (v) the Fourth Amended and Restated Operating Agreement dated as of March 13, 2015.

ARTICLE I
The Limited Liability Company

1.1 *Formation*. The Manager has previously formed the Company as a limited liability company pursuant to the provisions of the Act. A certificate of formation for the Company as described in Section 42:2B-11 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of New Jersey in conformity with the Act.

1.2 *Name*. The name of the Company shall be "Bats Hotspot LLC" and its business shall be carried on in such name with such variations and changes as the Manager shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 820 Bear Tavern Road, in the City of West Trenton, County of Mercer, New Jersey. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term*. Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Manager

2.1 *The Manager*. The name and address of the sole Manager is as follows:

Name	Address
Bats Hotspot Holdings LLC	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

2.2 *Actions by the Manager; Meetings*. The Manager may approve a matter or take any action at a meeting or without a meeting by the written consent of the Manager. Meetings of the Manager may be called at any time by the Manager.

2.3 *Liability of the Manager*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Manager shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Manager.

2.4 *Power to Bind the Company*. The Manager (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

2.5 *Admission of Managers.* New Managers shall be admitted only upon the approval of the Manager.

ARTICLE III
Management by the Manager

3.1 The management of the Company is fully reserved to the Manager, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Manager shall act through resolutions adopted in written consents. Decisions or actions taken by the Manager in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons.* The Manager shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Manager deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure.* The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Manager shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions.* From time to time, the Manager may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Manager. A capital account shall be maintained for the Manager, to which contributions and profits shall be credited and against which distributions and losses shall be charged.

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Manager. In each year, profits and losses shall be allocated entirely to the Manager.

5.2 *Distributions*. The Manager shall determine profits available for distribution and the amount, if any, to be distributed to the Manager, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Manager. The distributions of the Company shall be allocated entirely to the Manager.

ARTICLE VI
Events of Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Manager votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
Transfer of Interests in the Company

The Manager may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a Manager.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation*. Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Manager, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Manager, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification*. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Manager. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments*. Any repeal or modification of this Article VIII by the Manager shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
Miscellaneous

9.1 . *Tax Treatment.* Unless otherwise determined by the Manager, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Manager and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Amendments.* Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Manager. An amendment shall become effective as of the date specified in the approval of the Manager or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.3 *Severability.* If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Manager regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Manager with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.4 *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflicts of laws thereof.

9.5 *Limited Liability Company.* The Manager intends to form a limited liability company and does not intend to form a partnership under the laws of the State of New Jersey or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

BATS HOTSPOT HOLDINGS LLC
Sole Manager

By: ______________________
Name: Chris Concannon
Title: President

J Bats Hotspot Services LLC

REG-C-EA (08-05)

STATE OF NEW JERSEY
DIVISION OF REVENUE

Mail to: PO Box 308 Trenton, NJ 08646

BUSINESS ENTITY AMENDMENT FILING

FEE REQUIRED

Complete the following information and sign in the space provided. Please note that once filed, the information on this page is considered public. Refer to the instructions for delivery/return options, filing fees and field-by-field requirements. Remember to remit the appropriate fee amount for this filing. Use attachments if more space is required for any field, or if you wish to add articles for the public record.

A. Business Name: BATS HOTSPOT SERVICES LLC

Business Entity NJ 10-digit ID number: 0 6 0 0 2 1 9 3 4 4

B. Statutory Authority for Amendment: 42:2C (See Instructions for List of Statutory Authorities)

C. ARTICLE 1 OF THE CERTIFICATE of the above referenced business is amended to read as follows. (If more space is necessary, use attachment)
Business Name: Bats Hotspot Services LLC

CGN

FILED
FEB 19 2016
STATE TREASURER

0600219344

D. Other Provisions: (Optional) ____

E. Date Amendment was Adopted: ____

F. CERTIFICATION OF CONSENT/VOTING: (If required by one of the following laws cited, certify consent/voting)
N.J.S.A. 14A:9-1 et seq. or N.J.S.A 15A:9-1 et seq., Profit and Non-Profit Corps. Amendment by the Incorporators
☐ Amendment was adopted by unanimous consent of the Incorporators.

N.J.S.A 14A:9-2(4) and 14A:9-4(3), Profit Corps., Amendment by the Shareholders
☐ Amendment was adopted by the Directors and thereafter adopted by the shareholders.
Number of shares outstanding at the time the amendment was adopted ____, and total number of shares entitled to vote thereon ____. If applicable, list the designation and number of each class/series of shares entitled to vote:

List votes for and against amendment, and if applicable, show the vote by designation and number of each class/series of shares entitled to vote:

Number of Shares Voting for Amendment | Number of Shares Voting Against Amendment

** If the amendment provides for the exchange, reclassification, or cancellation of issued shares, attach a statement indicating the manner in which same shall be effected.

N.J.S.A. 15A:9-4, Non-profit Corps., Amendment by Members or Trustees
The corporation has ☐ does not have ☐ members.
If the corporation has members, indicate the number entitled to vote ____, and how voting was accomplished:

☐ At a meeting of the corporation. Indicate the number VOTING FOR ____ and VOTING AGAINST ____. If any class(es) of members may vote as a class, set forth the number of members in each class, the votes for and against by class, and the number present at the meeting:

Class	Number of Members	Voting for Amendment	Voting Against Amendment

☐ Adoption was by unanimous written consent without a meeting.
If the corporation does not have members, indicate the total number of Trustees ____, and how voting was accomplished:
☐ At a meeting of the corporation. The number of Trustees VOTING FOR ____ and VOTING AGAINST ____.
☐ Adoption was by unanimous written consent without a meeting.

G. AGENT/OFFICE CHANGE
New Registered Agent: ____
Registered Office: (Must be a NJ street address)
Street ____ City ____ Zip ____

H. SIGNATURE(S) FOR THE PUBLIC RECORD (See Instructions for Information on Signature Requirements)

Signature [signature] Title President, BATS Hotspot Holdings LLC, Sole Member Date 2/17/16

Signature ____ Title ____ Date ____

The above-signed certifies that the business entity has complied with all applicable NJ statutory filing requirements

NJ079 - 8/23/2011 Wolters Kluwer Online

N 280389
1849682

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	HOTSPOT FXR, L.L.C.
Business Id:	0600219344
Certificate Number:	6000040265

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT AN ORIGINAL CERTIFICATE ON November 19, 2004 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY
HAND AND AFFIXED MY OFFICIAL SEAL AT
TRENTON, THIS
March 12, 2015 A.D.


THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CERTIFICATE OF FORMATION

OF

Hotspot FXr, L.L.C.

(Pursuant to N.J.S.A. 42:2B-11)

LLC
FILED
NOV 22 2004
STATE TREASURER

The undersigned, as an authorized person, in order to form a limited liability company under the New Jersey Limited Liability Company Act, does hereby certify as follows.

1. The name of the company is Hotspot FXr, L.L.C. (the "Company").

2. The address of the registered office of the Company in the State of New Jersey is c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

3. The name and address of the registered agent for service of process on the Company in the State of New Jersey is Edward M. Zimmerman, c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

4. The Company is to have perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on November 19, 2004.

Anthony O. Pergola
Authorized Person

S1481791
J2811530

0600021934

12602/1
11/19/2004 1108318.01

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	HOTSPOT FXR, L.L.C.
Business Id:	0600219344
Certificate Number:	6000040266

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A CHANGE OF AGENT AND OFFICE ON May 5, 2006 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CAO

FILED
MAY 5 2006
STATE TREASURER

L-122 (4/94)

New Jersey Division of Revenue

Certificate of Change - Registered Name or Address, or Both

(For Use by a Limited Liability Company)

This form may be used by domestic and foreign Limited Liability Companies to change an agent name or address or both. If a P.O. box is used for registered address, the street address must be included. Return this form with a $25.00 check made out to: Treasurer, State of New Jersey. Write the LLC number on the top left of your check.

LLC Name and Number: Hotspot FXr, L.L.C.
0600219344

State of Original Filing: New Jersey

IMPORTANT - INCLUDE INFORMATION ON BOTH THE PRIOR & NEW AGENT

Prior Agent:

Name Edward M. Zimmerman

Street Address c/o Lowenstein Sandler PC
65 Livingston Avenue

City Rosedale State NJ Zip 07068

New Agent:

Name The Corporation Trust Company

Street Address 820 Bear Tavern Road

City West Trenton State N.J. Zip 08628

The Corporation Trust Company

By: ______________________ Signature of Registered Agent

5/5/06
Date

Sandra Ortega
Assistant Secretary

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

0600219344

NJ089 - 7/25/05 C T System Online

S1694224
J3189309

FOURTH AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT SERVICES LLC

THIS FOURTH AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of Bats Hotspot Services LLC (the "Company") dated as of this 19th day of February, 2016, by Bats Hotspot Holdings LLC, as the sole Manager of the Company (the "Manager").

RECITAL

The Company was formed as a limited liability company under the laws of the State of New Jersey on November 22, 2004, and desires to enter into a written agreement, in accordance with the provisions of the New Jersey Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Manager and/or the Company, including but not limited to the (i) Operating Agreement executed and adopted effective as of March 1, 2005, (ii) Amended and Restated Operating Agreement executed and effective as of December 22, 2008, (iii) Second Amended and Restated Operating Agreement executed and effective as of September 23, 2009, and (iv) Third Amended and Restated Operating Agreement executed and effective March 13, 2015.

ARTICLE I
The Limited Liability Company

1.1 *Formation*. The Manager has previously formed the Company as a limited liability company pursuant to the provisions of the Act. A certificate of formation for the Company as described in Section 42:2B-11 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of New Jersey in conformity with the Act.

1.2 *Name*. The name of the Company shall be "Bats Hotspot Services LLC" and its business shall be carried on in such name with such variations and changes as the Manager shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 820 Bear Tavern Road, in the City of West Trenton, County of Mercer, New Jersey. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term*. Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Manager

2.1 *The Manager*. The name and address of the sole Manager is as follows:

Name	Address
Bats Hotspot Holdings LLC	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

2.2 *Actions by the Manager; Meetings*. The Manager may approve a matter or take any action at a meeting or without a meeting by the written consent of the Manager. Meetings of the Manager may be called at any time by the Manager.

2.3 *Liability of the Manager*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Manager shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Manager.

2.4 *Power to Bind the Company*. The Manager (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

2.5 *Admission of Managers*. New Managers shall be admitted only upon the approval of the Manager.

ARTICLE III
Management by the Manager

3.1 The management of the Company is fully reserved to the Manager, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Manager shall act through resolutions adopted in written consents. Decisions or actions taken by the Manager in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons*. The Manager shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Manager deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure*. The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Manager shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions*. From time to time, the Manager may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Manager. A capital account shall be maintained for the Manager, to which contributions and profits shall be credited and against which distributions and losses shall be charged.

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses.* For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Manager. In each year, profits and losses shall be allocated entirely to the Manager.

5.2 *Distributions.* The Manager shall determine profits available for distribution and the amount, if any, to be distributed to the Manager, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Manager. The distributions of the Company shall be allocated entirely to the Manager.

ARTICLE VI
Events of Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Manager votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
Transfer of Interests in the Company

The Manager may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a Manager.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Manager, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Manager, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification.* To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Manager. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments.* Any repeal or modification of this Article VIII by the Manager shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
Miscellaneous

9.1 . *Tax Treatment.* Unless otherwise determined by the Manager, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Manager and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Amendments.* Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Manager. An amendment shall become effective as of the date specified in the approval of the Manager or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.3 *Severability.* If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Manager regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Manager with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.4 *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflicts of laws thereof.

9.5 *Limited Liability Company.* The Manager intends to form a limited liability company and does not intend to form a partnership under the laws of the State of New Jersey or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

BATS HOTSPOT HOLDINGS LLC
Sole Manager

By: ______________________________
Name: Chris Concannon
Title: President

K Bats International Holdings Limited

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **9423703**

The Registrar of Companies for England and Wales, hereby certifies that

BATS INTERNATIONAL HOLDINGS LIMITED

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **5th February 2015**.

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

COMPANY HAVING A SHARE CAPITAL

Memorandum of association of

BATS INTERNATIONAL HOLDINGS LIMITED

Each subscriber to this memorandum of association wishes to form a company under the Companies Act 2006 and agrees to become a member of the company and to take at least one share.

Name of each subscriber	Authentication
Omicron Acquisition Corp.	Authenticated Electronically

Dated: 05/02/2015

L Bats Hotspot Europe Limited

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **9424751**

The Registrar of Companies for England and Wales, hereby certifies that

BATS HOTSPOT EUROPE LIMITED

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **5th February 2015**.

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

COMPANY HAVING A SHARE CAPITAL

Memorandum of association of

BATS HOTSPOT EUROPE LIMITED

Each subscriber to this memorandum of association wishes to form a company under the Companies Act 2006 and agrees to become a member of the company and to take at least one share.

Name of each subscriber	Authentication
BATS International Holdings Limited	Authenticated Electronically

Dated: 05/02/2015

BATS HOTSPOT EUROPE LIMITED

Company Reg. No. 09424751

COMBINED REGISTER

For the Period 05/02/2015 to 05/02/2015

Including all Directors (regardless of dates)
Including all Members (regardless of dates)

Program Ver.17.2 (build 17.20.09)
Printed on 05/02/2015

BATS HOTSPOT EUROPE LIMITED

Company Reg. No. 09424751

CONTENTS

Program Ver.17.2 (build 17.20.09)
Printed on 5/02/2015

BATS HOTSPOT EUROPE LIMITED

Company Reg. No. 09424751

REGISTER OF DIRECTORS & SECRETARIES

Nature of Appointment:	**First Company Secretary**		
Title			
Forenames:	**Antonio Adriano**		
Surname or Company Name:	**Amelia**		
Honours:			
Previous Surname:			
Previous Forename:			
Service Address:	**9 Norcott Road** **London** **N16 7BJ** **United Kingdom**		
# Business Occupation:			
# Nationality:			
# Date of Birth:			
Date Appointed:	**05/02/2015**	*Date Notice filed at Companies House: (appointment or change)*	*05/02/2015*
Date Resigned / Retired:		*Date Notice filed at Companies House:*	

 # Not required for Company Secretaries

Other Directorships (within last 5 years):	From	To
**** Not applicable for Company Secretaries ****		

Notes:

Nature of Appointment: **Director**

Title

Forenames: **Chris**

Surname or Company Name: **Concannon**

Honours:

Previous Surname:

Previous Forename:

Service Address: **140 Whitehall Blvd**
Garden City
NY11530
United States

Business Occupation: **Company Director**

Nationality: **American**

Date of Birth: **29/09/1967**

Date Appointed: **05/02/2015** *Date Notice filed at Companies House: (appointment or change)*

Date Resigned / Retired: *Date Notice filed at Companies House:*

 # Not required for Company Secretaries

Other Directorships (within last 5 years):	From	To
* BATS INTERNATIONAL HOLDINGS LIMITED	05/02/2015	

** Administered within this program*

Notes:

Nature of Appointment: **First Director**

Title

Forenames: **Mark Simon**

Surname or Company Name: **Hemsley**

Honours:

Previous Surname:

Previous Forename:

Service Address: **Reed Thatch**
25 Clare Hill
Esher
Surrey
KT10 9NB
United Kingdom

Business Occupation: **Company Director**

Nationality: **British**

Date of Birth: **16/07/1962**

Date Appointed: **05/02/2015** *Date Notice filed at Companies House: (appointment or change)* *05/02/2015*

Date Resigned / Retired: *Date Notice filed at Companies House:*

 # Not required for Company Secretaries

Other Directorships (within last 5 years):	From	To
* BATS INTERNATIONAL HOLDINGS LIMITED	05/02/2015	
* BATS TRADING LIMITED	22/04/2008	
* CHI-X EUROPE LIMITED	14/12/2011	

** Administered within this program*

Notes:

BATS HOTSPOT EUROPE LIMITED

Company Reg. No. 09424751

REGISTER OF MEMBERS

Program Ver.17.2 (build 17.20.09)
Printed on 5/02/2015

Folio: **0001**

Title:

Forenames:

Surname or Company Name: **BATS International Holdings Limited**

Date Entered as Member: **05/02/2015**

Date Ceased to be Member:

☐ Waive Dividends

☐ Do not deduct tax from dividends (default flag)

☐ This member is an Employee (Form 42 applies)

Address: **10 Lower Thames Street**
London
EC3R 6AF

Notes:

Ordinary

Number of Shares		Distinctive Numbers		Amount Payable		Amount Paid or Agreed to be Considered as Paid	
Movement	Balance	From	To	Per Share	Total Debited	Date	Amount
05/02/2015 Other		No.**O0001**					
100	100			0.00	0.00		0.00
Subscriber shares nil paid							
100							

M Bats Hotspot Asia Pte. Ltd.

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

BATS HOTSPOT ASIA PTE. LTD.

1. **NAME**

The name of the Company is **BATS HOTSPOT ASIA PTE. LTD.**.

2. **REGISTERED OFFICE**

The Registered Office of the Company will be situated in the Republic of Singapore.

3. **BUSINESS OR ACTIVITY**

Subject to the provisions of the Companies Act, Cap. 50 and any other written law and the Memorandum and Articles of Association, the Company has:

(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b) for the purposes of paragraph (a), full rights, powers and privileges.

4. **LIABILITY OF MEMBERS**

The liability of the members is limited.

5. **SHARE CAPITAL**

The Company shall have power to consolidate or subdivide the shares and to issue any additional capital as fully paid or partly paid shares and with any special or preferential rights or privileges or subject to any special terms or conditions, and either with or without any special designation, and also from time to time to alter, modify, commute, abrogate or deal with any such rights, privileges, terms, conditions or designations in accordance with the regulations for the time being of the Company.

We, the person whose name, address and occupation are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and agree to take the number of shares in the capital of the Company set opposite our name:-

NAME, ADDRESS AND OCCUPATION OF SUBSCRIBER	Number of shares taken by Subscriber.
Mark Simon Hemsley Reed Thatch 25 Clare Hill Esher Surrey KT10 9NB United Kingdom Director (authority given under Board Resolution passed on 10 February 2015) for and on behalf of **BATS INTERNATIONAL HOLDINGS LIMITED** 10 Lower Thames Street, 6th Floor London EC3R 6AF United Kingdom	One hundred (100) Ordinary Shares at a subscription price of USD1.00 each
TOTAL NUMBER OF SHARES TAKEN	One hundred (100) Ordinary Shares

Dated this 17 day of February, 2015

Witness to the above signature:-

Notary Public

LEANNE MEYER
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 7/20/17

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

BATS HOTSPOT ASIA PTE. LTD.

PRELIMINARY

1. The regulations contained in Table "A" in the Fourth Schedule to the Act shall not apply to the Company, but the following shall, subject to repeal, addition and alteration as provided by the Act or these Articles, be the regulations of the Company. Table "A" not to apply.

2. In these Articles, if not inconsistent with the subject or context, the words standing in the first column of the Table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof: Interpretation.

WORDS		**MEANINGS**
"the Act"	..	The Companies Act, Cap. 50 or any statutory modification, amendment or re-enactment thereof for the time being in force or any and every other act for the time being in force concerning companies and affecting the Company and any reference to any provision of the Act is to that provision as so modified, amended or re-enacted or contained in any such subsequent Companies Act.
"these Articles"	..	These Articles of Association or other regulations of the Company for the time being in force.
"the Company"	..	The abovenamed Company by whatever name from time to time called.
"Auditors"	..	The auditors for the time being of the Company.

"Director"	..	Includes any person acting as a Director of the Company and includes any person duly appointed and acting for the time being as an Alternate Director.
"Directors"	..	The Directors for the time being of the Company or such number of them as have authority to act for the Company.
"dividend"	..	Includes bonus.
"Member"	..	A Member of the Company, except that, where the Act requires, excludes the Company where it is a member by reason of its holding of its shares as treasury shares.
"month"	..	Calendar month.
"Office"	..	The Registered Office of the Company for the time being.
"paid up"	..	Includes credited as paid up.
"Register"	..	The Register of Members.
"Seal"	..	The Common Seal of the Company or in appropriate cases the Official Seal or duplicate Common Seal.
"Secretary"	..	The Secretary or Secretaries appointed under these Articles and shall include any person entitled to perform the duties of Secretary temporarily.
"Singapore"	..	The Republic of Singapore.
"Statutes"	..	The Act and every other act for the time being in force concerning companies and affecting the Company.
"S$"	..	The lawful currency of Singapore.
"writing" and "written"	..	Includes printing, lithography, typewriting and any other mode of representing or reproducing words in a visible form.
"year"	..	Calendar year.

Words denoting the singular number only shall include the plural and vice versa.

Words denoting the masculine gender only shall include the feminine gender.

Words denoting persons shall include corporations.

A reference in these Articles to "holders" of shares or a class of shares shall, except where otherwise provided, exclude the Company in relation to shares held by it as treasury shares.

A reference in these Articles to the Directors shall, in the case where the Company has only one Director, be construed as a reference to that Director.

A reference in these Articles to the doing of any act by two or more Directors shall, in the case where the Company has only one Director, be construed as the doing of that act by that Director.

Any reference in these Articles to any enactment is a reference to that enactment as for the time being amended or enacted.

Save as aforesaid, any word or expression used in the Act and the Interpretation Act, Cap. 1 shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

The headnotes and marginal notes are inserted for convenience only and shall not affect the construction of these Articles.

BUSINESS

3. Subject to the provisions of the Act, any business which the Company is expressly or by implication empowered to undertake may be undertaken by the Directors at such time or times as they shall think fit, and further may be suffered by them to be in abeyance, whether such business may have been actually commenced or not, so long as the Directors may deem it expedient not to commence or proceed with such business.

Any business either expressly or by implication empowered to be undertaken may be undertaken by Directors.

PRIVATE COMPANY

4. The Company is a private company, and accordingly:

Limited number of members and restrictions on the transfer of shares.

(a) the number of the Members (not including persons who are in the employment of the Company or of its subsidiary and persons who having been formerly in the employment of the Company or of its subsidiary were while in the employment and have continued after the determination of that employment to be Members) shall be limited to fifty. Provided that for the purposes of this provision where two or more persons hold one or more shares in the Company jointly they shall be treated as a single Member; and

(b) the right to transfer the shares of the Company shall be restricted in the manner hereinafter appearing.

SHARES

5. (A) Save to the extent permitted by the Act, none of the funds of the Company or of any subsidiary thereof shall be directly or indirectly employed in the purchase or subscription of or in loans upon the security of the Company's shares.

Prohibition against financial assistance.

(B) Notwithstanding the provisions of Article 5(A) but subject to the Act, the Company may purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share that is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

6. Save as provided by Section 161 of the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to the provisions of these Articles, the Directors may allot and issue shares or grant options over or otherwise dispose of the same to such persons on such terms and conditions and at such time as the Company in General Meeting may approve.

Issue of Shares.

7. The rights attached to shares issued upon special conditions shall be clearly defined in the Memorandum of Association of the Company or these Articles. Without prejudice to any special right previously conferred on the holders of any existing shares or class of shares but subject to the Act and these Articles, shares in the Company may be issued by the Directors and any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether with regard to dividend, voting, return of capital or otherwise as the Directors may determine.

Special Rights.

8. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.

Treasury Shares.

9. If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the sanction of a Special Resolution passed at a separate General Meeting of the holders of shares of the class and to every such Special Resolution the provisions of Section 184 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of these Articles relating to General Meetings shall mutatis mutandis apply. Provided Always That:

Variation of rights.

(a) the necessary quorum shall be two persons at least holding or representing by proxy or by attorney one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, but where the necessary majority for such a Special Resolution is not obtained at the Meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of the Meeting shall be as valid and effectual as a Special Resolution carried at the Meeting; or

(b) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

Creation or issue of further shares with special rights.

10. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall, unless otherwise expressly provided by the terms of issue of the shares of that class or by these Articles as are in force at the time of such issue, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

Power to pay commission and brokerage.

11. The Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. Such commission or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.

Power to charge interest on capital.

12. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or the provisions of any plant which cannot be made profitable for a long period, the Company may, subject to the conditions and restrictions mentioned in the Act pay interest on such of the shares (excluding treasury shares) as is for the time being paid up and may charge the same to capital as part of the cost of the construction or provision.

Exclusion of equities.

13. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share, except an absolute right to the entirety thereof in the registered holder.

Joint holders.

14. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividend payable in respect of such share and the joint holders of a share shall, subject to the provisions of the Act, be severally as well as jointly liable for the payment of all instalments and calls and interest due in respect of such shares. Such joint holders shall be deemed to be one Member and the delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

15. No person shall be recognised by the Company as having title to a fractional part of a share or otherwise than as the sole or a joint holder of the entirety of such share. Fractional part of a share.

16. If by the conditions of allotment of any shares the whole or any part of the amount of the issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being shall be the registered holder of the share or his personal representatives, but this provision shall not affect the liability of any allottee who may have agreed to pay the same. Payment of instalments.

17. The certificate of title to shares in the capital of the Company shall be issued under the Seal in such form as the Directors shall from time to time prescribe and shall bear the autographic or facsimile signatures of at least one Director and the Secretary or a second Director or some other person appointed by the Directors, and shall specify the number and class of shares to which it relates and the amount paid and amount (if any) unpaid thereon. The facsimile signatures may be reproduced by mechanical or other means provided the method or system of reproducing signatures has first been approved by the Directors. Share certificates.

18. Every person whose name is entered as a Member in the Register shall be entitled within two months after allotment or within one month after the lodgment of any transfer to one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where a Member transfers part only of the shares comprised in a certificate or where a Member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and the Member shall pay a fee not exceeding S$2/- for each such new certificate as the Directors may determine. Entitlement to certificate.

19. If any certificate or other document of title to shares or debentures be worn out or defaced, then upon production thereof to the Directors, they may order the same to be cancelled and may issue a new certificate in lieu thereof. For every certificate so issued there shall be paid to the Company a fee not exceeding S$2/- as the Directors may determine. Subject to the provisions of the Act and the requirements of the Directors thereunder, if any certificate or document be lost or destroyed or stolen, then upon proof thereof to the satisfaction of the Directors and on such indemnity as the Directors deem adequate being given, and on the payment of a fee not exceeding S$2/- as the Directors may determine, a new certificate or document in lieu thereof shall be given to the person entitled to such lost or destroyed or stolen certificate or document. New certificates may be issued.

RESTRICTION ON TRANSFER OF SHARES

20. Subject to the restrictions of these Articles, any Member may transfer all or any of his shares, but every transfer must be in writing and in the usual common form, or in any other form which the Directors may approve. The Form of Transfer.

instrument of transfer of a share shall be signed both by the transferor and by the transferee, and by the witness or witnesses thereto and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Shares of different classes shall not be comprised in the same instrument of transfer.

21. All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may refuse to register shall (except in any case of fraud) be returned to the party presenting the same. Retention of Transfers.

22. No share shall in any circumstances be transferred to any infant or bankrupt or person of unsound mind. Infant, bankrupt or unsound mind.

23. The Directors may, in their absolute discretion, decline to register any transfer of shares on which the Company has a lien or to a person of whom they do not approve but shall in such event, within one month after the date on which the transfer was lodged with the Company send to the transferor and transferee notice of the refusal. If the Directors refuse to register a transfer they shall within one month of the date of application for the transfer by notice in writing to the applicant state the facts which are considered to justify the refusal to register the transfer. Directors' power to decline to register.

24. The Directors may decline to register any instrument of transfer unless: Instrument of transfer.

(a) such fee not exceeding S$2/- or such other sum as the Directors may from time to time require under the provisions of these Articles, is paid to the Company in respect thereof; and

(b) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which the transfer relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do.

25. The Company shall provide a book to be called "Register of Transfers" which shall be kept under the control of the Directors, and in which shall be entered the particulars of every transfer of shares. Register of Transfers.

26. The Register may be closed at such times and for such periods as the Directors may from time to time determine not exceeding in the whole thirty days in any year. Closure of Register.

TRANSMISSION OF SHARES

27. In case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing herein shall release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share held by him. Transmission on death.

28. Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may, upon producing such evidence of title as the Directors shall require, be registered himself as holder of the share upon giving to the Company notice in writing of his desire or transfer such share to some other person. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by such Member. Persons becoming entitled on death or bankruptcy of Member may be registered.

29. Save as otherwise provided by or in accordance with these Articles a person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to Meetings of the Company until he shall have been registered as a Member in respect of the share. Rights of unregistered executors and trustees.

30. There shall be paid to the Company in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares, such fee not exceeding S$2/- as the Directors may from time to time require or prescribe. Fee for registration of probate etc.

CALLS ON SHARES

31. The Directors may from time to time make such calls as they think fit upon the Members in respect of any moneys unpaid on their shares and not by the terms of the issue thereof made payable at fixed times, and each Member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. Calls on shares.

32. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments. Time when made.

33. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum due from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent per annum as the Directors determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part. Interest on calls.

34. Any sum which by the terms of issue of a share becomes payable upon allotment or at any fixed date, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date, on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified. Sum due on allotment.

35. The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payments. Power to differentiate.

36. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon the shares held by him and such payments in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which they are made, and upon the moneys so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned the Company may pay interest at such rate not exceeding eight per cent per annum as the Member paying such sum and the Directors agree upon. Payment in advance of calls.

FORFEITURE AND LIEN

37. If any Member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter serve a notice on such Member requiring payment of so much of the call or instalment as is unpaid together with any interest and expenses which may have accrued. Notice requiring payment of calls.

38. The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call was made will be liable to be forfeited. Notice to state time and place.

39. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder. Forfeiture on non-compliance with notice.

40. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. To give effect to any such sale, the Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such person as aforesaid.

Sale of shares forfeited.

41. A Member whose shares have been forfeited or surrendered shall cease to be a Member in respect of the shares, but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were payable by him to the Company in respect of the shares with interest thereon at eight per cent per annum (or such lower rate as the Directors may approve) from the date of forfeiture or surrender until payment, but such liability shall cease if and when the Company receives payment in full of all such moneys in respect of the shares and the Directors may waive payment of such interest either wholly or in part.

Rights and liabilities of Members whose shares have been forfeited or surrendered.

42. The Company shall have a first and paramount lien and charge on every share (not being a fully paid share) registered in the name of each Member (whether solely or jointly with others) and on the dividends declared or payable in respect thereof for all calls and instalments due on any such share and interest and expenses thereon but such lien shall only be upon the specific shares in respect of which such calls or instalments are due and unpaid and on all dividends from time to time declared in respect of the shares. The Directors may resolve that any share shall for some specified period be exempt from the provisions of this Article.

Company's lien.

43. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after notice in writing stating and demanding payment of the sum payable and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy. To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof.

Sale of shares subject to lien.

44. The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall be paid to the person entitled to the shares at the date of the sale.

Application of proceeds of such sales.

45. A statutory declaration in writing that the declarant is a Director of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated therein as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal

Title to shares forfeited or surrendered or sold to satisfy a lien.

thereof together with the certificate of proprietorship of the share under Seal delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

ALTERATION OF CAPITAL

Rights and privileges of new shares.

46. Subject to any special rights for the time being attached to any existing class of shares, any new shares in the Company shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the General Meeting resolving upon the creation thereof shall direct and if no direction be given as the Directors shall determine subject to the provisions of these Articles and in particular (but without prejudice to the generality of the foregoing) such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company or otherwise.

Issue of new shares to Members.

47. Unless otherwise determined by the Company in General Meeting any new shares shall before issue be offered in the first instance to all the then holders of any class of shares in proportion as nearly as may be to the number of existing shares to which they are entitled. In offering such shares in the first instance to all the then holders of any class of shares the offer shall be made by notice specifying the number of shares offered and limiting the time within which the offer if not accepted will be deemed to be declined and after the expiration of that time or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company and the Directors may dispose of or not issue any such shares which by reason of the proportion borne by them to the number of holders entitled to any such offer or by reason of any other difficulty in apportioning the same cannot, in the opinion of the Directors, be conveniently offered under this Article.

New shares otherwise subject to provisions of Articles.

48. Except so far as otherwise provided by the conditions of issue or by these Articles all new shares shall be subject to the provisions of these Articles with reference to allotments, payment of calls, liens, transfers, transmissions, forfeiture and otherwise.

Power to consolidate, subdivide and convert shares.

49. The Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its shares;

(b) subdivide its shares or any of them (subject nevertheless to the provisions of the Act). Provided always that in such subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(c) subject to the provisions of these Articles and the Act, convert any class of shares into any other class of shares.

50. The Company may by Special Resolution reduce its share capital in any manner and with and subject to any incident authorised and consent required by law. Power to reduce capital.

Without prejudice to the generality of the foregoing, upon cancellation of a share purchased or otherwise acquired by the Company pursuant to these Articles and the Act, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.

GENERAL MEETINGS

51. (A) Unless otherwise determined by the Company in accordance with Section 175A of the Act, the Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year and not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next; provided that so long as the Company holds its First Annual General Meeting within eighteen months of its incorporation, it need not hold it in the year of its incorporation or in the following year. Annual General Meeting.

(B) All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings. Extraordinary General Meetings.

52. The time and place of any General Meeting shall be determined by the Directors. Time and place.

53. The Directors may, whenever they think fit, convene an Extraordinary General Meeting and Extraordinary General Meetings shall also be convened on such requisition or, in default, may be convened by such requisitionists, as provided by Section 176 of the Act. If at any time there are not within Singapore sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director may convene an Extraordinary General Meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors. Calling of Extraordinary General Meetings.

NOTICE OF GENERAL MEETINGS

54. Subject to the provisions of the Act, at least fourteen days' notice in writing (exclusive both of the day on which the notice is served or deemed to be served and of the day for which the notice is given) of every General Meeting shall be given in the manner hereinafter mentioned to such persons (including the Auditors) as are under the provisions herein contained and the Act entitled to receive notice from the Company. Provided that a General Meeting Notice of Meetings.

notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the Members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by that number or majority in number of the Members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. of the total voting rights of all the Members having a right to vote at that General Meeting.

Provided also that the accidental omission to give notice to, or the non-receipt by any person entitled thereto, shall not invalidate the proceedings at any General Meeting.

Contents of notice.

55. (A) Every notice calling a General Meeting shall specify the place and the day and hour of the Meeting, and there shall appear with reasonable prominence in every such notice a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and to vote instead of him and that a proxy need not be a Member.

(B) In the case of an Annual General Meeting, the notice shall also specify the Meeting as such.

(C) In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of the business; and if any resolution is to be proposed as a Special Resolution or as requiring special notice, the notice shall contain a statement to that effect.

Routine business.

56. Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:

(a) declaring dividends;

(b) reading, considering and adopting the balance sheet, the reports of the Directors and Auditors, and other accounts and documents required to be annexed to the balance sheet;

(c) appointing Auditors and fixing the remuneration of Auditors or determining the manner in which such remuneration is to be fixed; and

(d) fixing the remuneration of the Directors proposed to be paid under Article 84.

PROCEEDINGS AT GENERAL MEETINGS

57. No business shall be transacted at any General Meeting unless a quorum is present. Save as herein otherwise provided, two Members shall form a quorum save that: Quorum.

(a) in the event of a corporation being beneficially entitled to the whole of the issued shares in the capital of the Company one person representing such corporation shall be a quorum and shall be deemed to constitute a Meeting and, if applicable, the provisions of Section 179 of the Act shall apply; and

(b) in the event the Company has only one Member, the Company may pass a resolution by that Member recording the resolution and signing the record in accordance with the provisions of Section 184G of the Act.

For the purpose of this Article, "Member" includes a person attending by proxy or by attorney or as representing a corporation which is a Member.

58. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting if convened on the requisition of Members shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the Directors may determine, and if at such adjourned Meeting a quorum is not present within fifteen minutes from the time appointed for holding the Meeting, the Meeting shall be dissolved. No notice of any such adjournment as aforesaid shall be required to be given to the Members. Adjournment if quorum not present.

59. Subject to the provisions of the Act, the Members may participate in a General Meeting by means of a conference telephone or a video conference telephone or similar communications equipment by which all persons participating in the General Meeting are able to hear and be heard by all other Members without the need for a Member to be in the physical presence of another Member(s) and participation in the General Meeting in this manner shall be deemed to constitute presence in person at such meeting. The Members participating in any such General Meeting shall be counted in the quorum for such General Meeting and subject to there being a requisite quorum under these Articles, all resolutions agreed by the Members in such General Meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Members duly convened and held. A General Meeting conducted by means of a conference telephone or a video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Members attending the General Meeting, provided that at least one of the Members present at the General Meeting was at that place for the duration of the General Meeting. General Meeting via conference telephone, video conference telephone or similar communications equipment.

60. Subject to any additional requirements as may be imposed by the Act, all resolutions of the Members shall be adopted by a simple majority vote of the Members present and voting. Voting.

61. Subject to the provisions of the Act: Resolutions by written means.

(a) a Special Resolution may be passed by written means if the resolution indicates that it is a Special Resolution and if it has been formally agreed on any date by one or more Members who on that date represent at least 75 per cent. of the total voting rights of all Members who on that date would have the right to vote on that resolution at a General Meeting of the Company; and

(b) an Ordinary Resolution is passed by written means if the resolution does not indicate that it is a Special Resolution and if it has been formally agreed on any date by one or more Members who on that date represent a majority of the total voting rights of all Members who on that date would have the right to vote on that resolution at a General Meeting of the Company.

A Special or Ordinary Resolution passed by written means may consist of several documents in the like form each signed by one or more of the Members who have the right to vote on that resolution at a General Meeting of the Company.

62. The Chairman of the Board of Directors shall preside as Chairman at every General Meeting. If there be no such Chairman or if at any Meeting he be not present within ten minutes after the time appointed for holding the Meeting or be unwilling to act, the Members present shall choose some Director to be Chairman of the Meeting or, if no Director be present or if all the Directors present decline to take the Chair, one of their number present, to be Chairman. Chairman.

63. The Chairman may, with the consent of any Meeting at which a quorum is present (and shall if so directed by the Meeting) adjourn the Meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned Meeting except business which might lawfully have been transacted at the Meeting from which the adjournment took place. When a Meeting is adjourned for thirty days or more or *sine die*, notice of the adjourned Meeting shall be given as in the case of the original Meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned Meeting. Adjournment.

64. At any General Meeting a resolution put to the vote of the Meeting shall be decided on a show of hands unless a poll be (before or on the declaration of the result of the show of hands) demanded: Method of voting.

(a) by the Chairman; or

(b) by any Member present in person or by proxy or by attorney or in the case of a corporation by a representative and entitled to vote at the meeting;

Provided Always that no poll shall be demanded on the election of a Chairman or on a question of adjournment. Unless a poll be so demanded (and the demand be not withdrawn) a declaration by the Chairman that a resolution has been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. A demand for a poll may be withdrawn.

Taking a poll.

65. If a poll be duly demanded (and the demand be not withdrawn) it shall be taken in such manner (including the use of ballot or voting papers) as the Chairman may direct and the result of a poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The Chairman may, and if so requested shall, appoint scrutineers and may adjourn the Meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

Votes counted in error.

66. If any votes be counted which ought not to have been counted or might have been rejected, the error shall not vitiate the result of the voting unless it be pointed out at the same Meeting or at any adjournment thereof and not in any case unless it shall in the opinion of the Chairman be of sufficient magnitude.

Chairman's casting vote.

67. In the case of equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

Time for taking a poll.

68. A poll demanded on any question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the Meeting) and place as the Chairman may direct. No notice need be given of a poll not taken immediately.

Continuance of business after demand for a poll.

69. The demand for a poll shall not prevent the continuance of a Meeting for the transaction of any business, other than the question on which the poll has been demanded.

VOTES OF MEMBERS

Voting rights of Members.

70. Subject to these Articles and to any special rights or restrictions as to voting attached to any class of shares hereinafter issued on a show of hands every Member entitled to vote who is present in person or by proxy or attorney or in the case of a corporation by a representative shall have one vote and on a poll every such Member shall have one vote for every share of which he is the holder.

Voting rights of joint holders.

71. Where there are joint registered holders of any share any one of such persons may vote and be reckoned in a quorum at any Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative as if he were solely entitled thereto and if more than one of such

joint holders be so present at any Meeting that one of such persons so present whose name stands first in the Register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased Member in whose name any share stands shall for the purpose of this Article be deemed joint holders thereof.

72. A Member of unsound mind or whose person or estate is liable to be dealt with in any way under the law relating to mental disorders may vote whether on a show of hands or on a poll by his committee, curator bonis or such other person as properly has the management of his estate and any such committee, curator bonis or other person may vote by proxy or attorney. Provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the Office not less than forty-eight hours before the time appointed for holding the Meeting.

Voting rights of Members of unsound mind.

73. Subject to the provisions of these Articles and the Act every Member shall be entitled to be present and to vote at any General Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative and to be reckoned in a quorum in respect of shares fully paid and in respect of partly paid shares where calls are not due and unpaid.

Right to vote

74. No objection shall be raised to the qualification of any voter except at the Meeting or adjourned Meeting at which the vote objected to is given or tendered and every vote not disallowed at such Meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the Meeting whose decision shall be final and conclusive.

Objections.

75. On a poll votes may be given either personally or by proxy or by attorney or in the case of a corporation by its representative and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Votes on a poll.

76. An instrument appointing a proxy shall be in writing and:

Appointment of proxies.

(a) in the case of an individual shall be signed by the appointor or by his attorney; and

(b) in the case of a corporation shall be either under the common seal or signed by its attorney or by an officer on behalf of the corporation.

The Directors may, but shall not be bound to, require evidence of the authority of any such attorney or officer.

77. A proxy need not be a Member.

Proxy need not be a Member.

78. An instrument appointing a proxy or the power of attorney or other authority, if any, must be left at the Office or such other place (if any) as is specified for the purpose in the notice convening the Meeting not less than forty-eight hours before the time appointed for the holding of the Meeting or adjourned Meeting (or in the case of a poll before the time appointed for the

Deposit of proxies.

taking of the poll) at which it is to be used and in default shall not be treated as valid unless the Directors otherwise determine.

79. An instrument appointing a proxy shall be in the following form with such variations if any as circumstances may require or in such other form as the Directors may accept and shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting: Form of proxies.

BATS HOTSPOT ASIA PTE. LTD.

"I/We,
"of
"a Member/Members of the abovenamed Company
"hereby appoint
"of
"or whom failing
"of
"to vote for me/us and on my/our behalf
"at the (Annual, Extraordinary or Adjourned,
"as the case may be) General Meeting of
"the Company to be held on the day
"of and at every adjournment thereof.
"As Witness my/our hand this day of ."

An instrument appointing a proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the Meeting as for the Meeting to which it relates and need not be witnessed.

80. A vote given in accordance with the terms of an instrument of proxy (which for the purposes of these Articles shall also include a power of attorney) shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy, or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy was given. Provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office (or such other place as may be specified for the deposit of instruments appointing proxies) before the commencement of the Meeting or adjourned Meeting (or in the case of a poll before the time appointed for the taking of the poll) at which the proxy is used. Intervening death or insanity of principal not to revoke proxy.

81. Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any Meeting of the Company or of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles (but subject to the Act) be deemed to be present in person at any such Meeting if a person so authorised is present thereat. Corporations acting by representatives.

DIRECTORS

82. Subject to the other provisions of Section 145 of the Act, there shall be at least one Director who is ordinarily resident in Singapore and there shall be no maximum number. Number of Directors.

83. A Director need not be a Member and shall not be required to hold any share qualification unless and until otherwise determined by the Company in General Meeting but shall be entitled to attend and speak at General Meetings. Qualification.

84. Subject to Section 169 of the Act, the remuneration of the Directors shall be determined from time to time by the Company in General Meeting, and shall be divisible among the Directors in such proportions and manner as they may agree and in default of agreement equally, except that in the latter event any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for the proportion of remuneration related to the period during which he has held office. Remuneration of Directors.

85. The Directors shall be entitled to be repaid all travelling or such reasonable expenses as may be incurred in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise howsoever in or about the business of the Company in the course of the performance of their duties as Directors. Travelling Expenses.

86. Any Director who is appointed to any executive office or serves on any committee or who otherwise performs or renders services, which in the opinion of the Directors are outside his ordinary duties as a Director, may, subject to Section 169 of the Act, be paid such extra remuneration as the Directors may determine. Extra Remuneration.

87. (A) Other than the office of Auditor, a Director may hold any other office or place of profit under the Company and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from transacting or entering into any arrangement with the Company either as vendor, purchaser or otherwise nor shall such transaction or arrangement or any transaction or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided nor shall any Director so transacting or being so interested be liable to account to the Company for any profit realised by any such transaction or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established. Power of Directors to hold office of profit and to transact with Company.

(B) Every Director shall observe the provisions of Section 156 of the Act relating to the disclosure of the interests of the Directors in transactions or proposed transactions with the Company or of any office or property held by a Director which might create duties or interests in conflict with his duties or interests as a Director. Subject to such disclosure, a Director shall Directors to observe Section 156 of the Act.

be entitled to vote in respect of any transaction or arrangement in which he is interested and he shall be taken into account in ascertaining whether a quorum is present.

88. (A) A Director may be or become a director of or hold any office or place of profit (other than as Auditor) or be otherwise interested in any company in which the Company may be interested as vendor, purchaser, shareholder or otherwise and unless otherwise agreed shall not be accountable for any fees, remuneration or other benefits received by him as a director or officer of or by virtue of his interest in such other company.

Holding of office in other companies.

(B) The Directors may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner and in all respects as the Directors think fit in the interests of the Company (including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors of such company or voting or providing for the payment of remuneration to the directors of such company) and any such Director may vote in favour of the exercise of such voting powers in the manner aforesaid notwithstanding that he may be or be about to be appointed a director of such other company.

Directors may exercise voting power conferred by Company's shares in another company.

MANAGING DIRECTORS

89. The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places.

Appointment of Managing Directors.

90. A Managing Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director for any cause he shall ipso facto and immediately cease to be a Managing Director.

Resignation and removal of Managing Director.

91. Subject to Section 169 of the Act, the remuneration of a Managing Director shall from time to time be fixed by the Directors and may, subject to these Articles, be by way of salary or commission or participation in profits or by any or all of these modes.

Remuneration of Managing Director.

92. The Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these Articles by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Power of Managing Director.

VACATION OF OFFICE OF DIRECTORS

93. The office of a Director shall be vacated in any one of the following events, namely: Vacation of office of Director.

(a) if he becomes prohibited from being a Director by reason of any order made under the Act; or

(b) if he ceases to be a Director by virtue of any of the provisions of the Act or these Articles; or

(c) subject to Section 145 of the Act, if he resigns by writing under his hand left at the Office; or

(d) if he has a receiving order made against him or suspends payments or compounds with his creditors generally; or

(e) if he is found lunatic or becomes of unsound mind.

APPOINTMENT AND REMOVAL OF DIRECTORS

94. The Company may by Ordinary Resolution remove any Director before the expiration of his period of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director. Removal of Directors.

95. The Company may by Ordinary Resolution appoint another person in place of a Director removed from office under the immediately preceding Article. Appointment in place of Director removed.

96. The Company may by Ordinary Resolution appoint any person to be a Director and the Directors shall have power at any time and from time to time to appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Power to fill casual vacancies and to appoint additional Director.

ALTERNATE DIRECTORS

97. (A) Any Director may at any time by writing under his hand and deposited at the Office or by telefax sent to the Secretary appoint any person to be his Alternate Director and may in like manner at any time terminate such appointment. Any appointment or removal by telefax shall be confirmed as soon as possible by letter, but may be acted upon by the Company meanwhile. Appointment of Alternate Directors.

(B) A Director or any other person may act as an Alternate Director to represent more than one Director and such Alternate Director shall be entitled at Directors' meetings to one vote for every Director whom he represents in addition to his own vote if he is a Director.

(C) The appointment of an Alternate Director shall ipso facto determine on the happening of any event which if he were a Director would render his office as a Director to be vacated and his appointment shall also determine *ipso facto* if his appointor ceases for any reason to be a Director.

(D) An Alternate Director shall be entitled to receive notices of meetings of the Directors and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally, if his appointor is absent from Singapore or is otherwise unable to act as such Director, to perform all functions of his appointor as a Director (except the power to appoint an Alternate Director) and to sign any resolution in accordance with the provisions of Article 103.

(E) An Alternate Director shall not be taken into account in reckoning the minimum number of Directors allowed for the time being under these Articles but he shall be counted for the purpose of reckoning whether a quorum is present at any meeting of the Directors attended by him at which he is entitled to vote. Provided that in the event the Company has more than one Director, he shall not constitute a quorum under Article 100 if he is the only person present at the meeting notwithstanding that he may be an Alternate to more than one Director.

(F) An Alternate Director may be repaid by the Company such expenses as might properly be repaid to him if he were a Director and he shall be entitled to receive from the Company such proportion (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, but save as aforesaid he shall not in respect of such appointment be entitled to receive any remuneration from the Company.

(G) An Alternate Director shall not be required to hold any share qualification.

PROCEEDINGS OF DIRECTORS

98. (A) The Directors may meet together for the despatch of business, adjourn or otherwise regulate their meetings as they think fit. Subject to the provisions of these Articles, questions arising at any meeting shall be determined by a majority of votes and in case of an equality of votes the Chairman of the meeting shall have a second or casting vote. Meetings of Directors.

(B) The Directors may participate in a meeting of the Directors by means of a conference telephone or a video conference telephone or similar communications equipment by which all persons participating in the meeting are able to hear and be heard by all other participants without the need for a Director to be in the physical presence of another Director(s) and participation in the meeting in this manner shall be deemed to constitute presence in person at such meeting. The Directors participating in any such meeting shall be counted in the quorum for such meeting and subject to there being a requisite quorum under these Articles, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held. A meeting conducted by means of a conference telephone or a video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

(C) In the case of a meeting which is not held in person, the fact that a Director is taking part in the meeting must be made known to all the other Directors taking part, and no Director may disconnect or cease to take part in the meeting unless he makes known to all other Directors taking part that he is ceasing to take part in the meeting.

99. A Director may and the Secretary on the requisition of a Director shall at any time summon a meeting of the Directors. Convening meetings of Directors.

100. In the event the Company has more than one Director, the quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be two. Notwithstanding the foregoing, in the event the Company has only one Director, that Director shall form the quorum and may pass a resolution by recording the resolution and signing the record. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers and discretions for the time being exercisable by the Directors. Quorum.

101. The continuing Directors may act notwithstanding any vacancies in their body. If and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, any Member may summon a General Meeting for the purpose of appointing Directors. Proceedings in case of vacancies.

102. The Directors may from time to time elect a Chairman and if desired a Deputy Chairman and determine the period for which he is or they are to hold office. The Deputy Chairman will perform the duties of the Chairman during the Chairman's absence for any reason. The Chairman and in his absence the Deputy Chairman shall preside as Chairman at meetings of the Directors but if no such Chairman or Deputy Chairman be elected or if at any meeting the Chairman and the Deputy Chairman be not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting. Chairman of Directors.

103. A resolution in writing signed by all the Directors shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form each signed by one or more of the Directors. Provided that, where a Director has appointed an Alternate Director, the Director or (in lieu of the Director) his Alternate may sign. The expressions "in writing" and "signed" include approval by any such Director by telefax or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors. Resolutions in writing.

104. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Directors.

Power to appoint committees.

105. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under the last preceding Article.

Proceedings at committee meetings.

106. All acts done by any meeting of Directors or of a committee of Directors or by any person acting as Director shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any such Director or person acting as aforesaid or that they or any of them were or was disqualified or had vacated office or were not entitled to vote be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

Validity of acts of Directors in spite of some formal defect.

GENERAL POWERS OF THE DIRECTORS

107. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking or property unless those proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

General powers of Directors to manage Company's business.

108. (A) The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Directors may establish local boards or agencies.

(B) The Directors may from time to time by power of attorney under the Seal appoint any company, firm or person or any fluctuating body of persons whether nominated directly or indirectly by the Directors to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such

Power to appoint attorneys.

conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with such attorney as the Directors may think fit and may also authorise any such attorney to subdelegate all or any of the powers, authorities and discretions vested in him.

109. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine. Signature of cheques and bills.

BORROWING POWERS

110. Subject as hereinafter provided and to the provisions of the Statutes, the Directors may borrow or raise money from time to time for the purpose of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures or otherwise as they may think fit. Directors' borrowing powers.

SECRETARY

111. The Secretary or Secretaries shall and a Deputy or Assistant Secretary or Secretaries may be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit, and any Secretary, Deputy or Assistant Secretary so appointed may be removed by them, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company. The appointment and duties of the Secretary or Secretaries shall not conflict with the provisions of the Act and in particular Section 171 thereof. Secretary.

SEAL

112. (A) The Directors shall provide for the safe custody of the Seal, which shall only be used by the authority of the Directors or a committee of Directors authorised by the Directors in that behalf, and every instrument to which the Seal shall be affixed shall (subject to the provisions of these Articles as to certificates for shares) be signed by a Director and countersigned by the Secretary or a second Director or by some other person appointed by the Directors in place of the Secretary or such second Director for the purpose. Seal.

(B) The Company may exercise the powers conferred by the Act with regard to having an Official Seal for use abroad, and such powers shall be vested in the Directors. Official Seal.

(C) The Company may have a duplicate Common Seal as referred to in Section 124 of the Act which shall be a facsimile of the Common Seal with the addition on its face of the words "Share Seal". Share Seal.

AUTHENTICATION OF DOCUMENTS

113. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager and other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid.

Power to authenticate documents.

114. A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of Directors which is certified as such in accordance with the provisions of the last preceding Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors.

Certified copies of resolution of the Directors.

DIVIDENDS

115. The Company may by Ordinary Resolution declare dividends but (without prejudice to the powers of the Company to pay interest on share capital as hereinbefore provided) no dividend shall be payable except out of the profits of the Company, or in excess of the amount recommended by the Directors.

Payment of dividends.

116. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

Apportionment of dividends.

(a) all dividends in respect of shares shall be paid in proportion to the number of shares held by a Member but where shares are partly paid all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

117. If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed preferential dividends on any class of shares carrying a fixed preferential dividend expressed to be payable on a fixed date on the half-yearly or other dates (if any) prescribed for the payment thereof by the terms of issue of the shares, and subject thereto may also from time to time pay to the holders of any other class of shares interim dividends thereon of such amounts and on such dates as they may think fit.

Payment of preference and interim dividends.

118. No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

Dividends not to bear interest.

119. The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or in connection therewith.

Deduction for debts due to Company.

120. The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends on shares subject to lien.

121. The Directors may retain the dividends payable on shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a Member or which any person under those provisions is entitled to transfer until such person shall become a Member in respect of such shares or shall duly transfer the same.

Retention of dividends on shares pending transmission.

122. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture.

Unclaimed dividends or other moneys.

123. The Company may, upon the recommendation of the Directors, by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company or in any one or more of such ways; and the Directors shall give effect to such Resolution and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

Payment of dividend in specie.

124. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, or, if several persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder to any one of such persons or to such persons and such address as such persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or

Dividends payable by cheque.

persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque if purporting to be endorsed or the receipt of any such person shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

125. A transfer of shares shall not pass the right to any dividend declared on such shares before the registration of the transfer.

Effect of transfer.

RESERVES

126. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for meeting contingencies or for the gradual liquidation of any debt or liability of the Company or for repairing or maintaining the works, plant and machinery of the Company or for special dividends or bonuses or for equalising dividends or for any other purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested.

Power to carry profit to reserve.

127. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits which they may think it not prudent to divide.

Manner of dealing with reserves.

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

128. The Company may, upon the recommendation of the Directors, by Ordinary Resolution:

Power to issue free bonus shares and/or to capitalise profits.

(a) issue bonus shares for which no consideration is payable to the Company, to the Members holding shares in the Company in proportion to their then holdings of shares; and/or

(b) capitalise any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution, provided that such sum be not required for paying the dividends on any shares carrying a fixed cumulative preferential dividend and accordingly that the Directors be authorised and directed to appropriate the sum resolved to be capitalised to the Members holding shares in the Company in the proportions in which such sum would have been divisible amongst them had the same been applied or been applicable in paying dividends and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by such Members respectively, or in paying up in full new shares or debentures of the Company, such shares or debentures to be allotted and distributed and credited as fully paid up to and amongst such Members in the proportion aforesaid or partly in one way and partly in the other.

Power of Directors to give effect to bonus issues and/or capitalisations.

129. Whenever such a Resolution as aforesaid shall have been passed, the Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all such Members.

MINUTES AND BOOKS

Minutes.

130. The Directors shall cause minutes to be made in books to be provided for the purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of Directors and of any committee of Directors;

(c) of all Resolutions and proceedings at all Meetings of the Company and of any class of Members, of the Directors and of committees of Directors; and

(d) in the event the Company has only:-

(i) one Director, of all duly signed records of Resolutions passed, and all declarations made, by that Director; and

(ii) one Member, of all duly signed records of Resolutions passed by that Member.

Keeping of Registers, etc.

131. The Directors shall duly comply with the provisions of the Act and in particular the provisions with regard to registration of charges created by or affecting property of the Company with regard to keeping a Register of Directors and Secretaries, the Register, a Register of Mortgages and Charges and a Register of Directors' Share and Debenture Holdings and with regard to the production and furnishing of copies of such Registers and of any Register of Holders of Debentures of the Company.

132. Any register, index, minute book, book of accounts or other book required by these Articles or by the Act to be kept by or on behalf of the Company may be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the Directors shall take adequate precautions for guarding against falsification and for facilitating discovery. Form of registers, etc.

ACCOUNTS

133. The Directors shall cause to be kept such accounting and other records as are necessary to comply with the provisions of the Act and shall cause those records to be kept in such manner as to enable them to be conveniently and properly audited. Directors to keep proper accounts.

134. Subject to the provisions of Section 199 of the Act, the books of accounts shall be kept at the Office or at such other place or places as the Directors think fit within Singapore. No Member (other than a Director or the holding company of the Company) shall have any right of inspecting any account or book or document or other recording of the Company except as is conferred by law or authorised by the Directors or by an Ordinary Resolution of the Company. Location and inspection.

135. Subject to and in accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. Presentation of accounts.

136. A copy of every balance sheet and profit and loss account which (or which but for Section 201C of the Act) is to be laid before a General Meeting of the Company (including every document required by the Act to be annexed thereto) together with a copy of every report of the Auditors relating thereto and of the Directors' report shall: Copies of accounts.

(a) not less than fourteen days before the date of the Meeting; or

(b) if a resolution under Section 175A of the Act is in force, not less than twenty-eight days before the end of the period allowed for the laying of those documents,

be sent to every Member of, and every holder of debentures (if any) of, the Company and to every other person who is entitled to receive notices from the Company under the provisions of the Act or of these Articles. Provided that this Article shall not require a copy of these documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of a share in the Company or the several persons entitled thereto in consequence of the death or bankruptcy of the holder or otherwise but any Member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

AUDITORS

137. Unless the Company is exempted under the provisions of the Act, Auditors shall be appointed and their duties regulated in accordance with the provisions of the Act. Every Auditor of the Company shall have a right of access at all times to the accounting and other records of the Company and shall make his report as required by the Act. Appointment of Auditors.

138. Subject to the provisions of the Act, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment. Validity of acts of Auditors in spite of some formal defect.

139. The Auditors shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting to which any Member is entitled and to be heard at any General Meeting on any part of the business of the Meeting which concerns them as Auditors. Auditors' right to receive notices of and attend at General Meetings.

NOTICES

140. (A) Any notice may be given by the Company to any Member in any of the following ways: Service of notice.

(a) by delivering the notice personally to him; or

(b) by sending it by prepaid mail to him at his registered address in Singapore or where such address is outside Singapore by prepaid air-mail; or

(c) by sending a telefax containing the text of the notice to him at his registered fax number in Singapore or where such fax number is outside Singapore to such fax number outside Singapore or to any other address as might have been previously notified by the Member concerned to the Company; or

(d) by sending an electronic communication containing the text of the notice in the manner provided in the Act.

(B) Any notice or other communication served under any of the provisions of these Articles on or by the Company or any officer of the Company may be tested or verified by telefax or telephone or such other manner as may be convenient in the circumstances but the Company and its officers are under no obligation so to test or verify any such notice or communication.

141. All notices and documents (including a share certificate) with respect to any shares to which persons are jointly entitled shall be given to whichever of such persons is named first on the Register and notice so given shall be sufficient notice to all the holders of such shares.

Service of notices in respect of joint holders.

142. Any Member with a registered address shall be entitled to have served upon him at such address any notice to which he is entitled under these Articles.

Members shall be served at registered address.

143. A person entitled to a share in consequence of the death or bankruptcy of a Member or otherwise upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address for the service of notice, shall be entitled to have served upon him at such address any notice or document to which the Member but for his death or bankruptcy or otherwise would be entitled and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the registered address of any Member or given, sent or served to any Member using electronic communications in pursuance of these Articles shall (notwithstanding that such Member be then dead or bankrupt or otherwise not entitled to such share and whether or not the Company has notice of the same) be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder.

Service of notices after death etc. on a Member.

144. (A) Any notice given in conformity with Article 140 shall be deemed to have been given at any of the following times as may be appropriate:

When service effected.

(a) when it is delivered personally to the Member, at the time when it is so delivered;

(b) when it is sent by prepaid mail to an address in Singapore or by prepaid air-mail to an address outside Singapore, on the day following that on which the notice was put into the post; and

(c) when the notice is sent by telefax or electronic communication, on the day it is so sent or transmitted.

(B) In proving such service, sending or transmission, it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post as a prepaid letter or air-mail letter as the case may be or that a telefax or the electronic communication was properly addressed and transmitted in the manner provided in the Act.

145. Any notice on behalf of the Company or of the Directors shall be deemed effectual if it purports to bear the signature of the Secretary or other duly authorised officer of the Company, whether such signature is printed or written.

Signature on notice.

146. When a given number of days' notice or notice extending over any other period is required to be given the day of service shall not, unless it is otherwise provided or required by these Articles or by the Act, be counted in such number of days or period.

Day of service not counted.

147. (A) Notice of every General Meeting shall be given in the manner hereinbefore authorised to:

Notice of General Meeting.

(a) every Member;

(b) every person entitled to a share in consequence of the death or bankruptcy or otherwise of a Member who but for the same would be entitled to receive notice of the Meeting; and

(c) the Auditors.

(B) No other person shall be entitled to receive notices of General Meetings.

148. The provisions of Articles 140, 144, 145 and 146 shall apply *mutatis mutandis* to notices of meetings of Directors or any committee of Directors.

Notice of meetings of Directors or any committee of Directors.

WINDING UP

149. If the Company is wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of a Special Resolution, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest the whole or any part of the assets in trustees upon such trusts for the benefit of Members as the liquidator with the like authority thinks fit and the liquidation of the Company may be closed and the Company dissolved but so that no Member shall be compelled to accept any shares or other securities in respect of which there is a liability.

Distribution of assets in specie.

INDEMNITY

150. Subject to the provisions of the Act, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto and in particular and without prejudice to the generality of the foregoing no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any

Indemnity of Directors and officers.

receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same happen through his own negligence, wilful default, breach of duty or breach of trust.

SECRECY

151. No Member shall be entitled to require discovery of or any information respecting any detail of the Company's trade or any matter which may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interest of the Members of the Company to communicate to the public save as may be authorised by law. Secrecy.

NAME, ADDRESS AND OCCUPATION OF SUBSCRIBER

Mark Simon Hemsley
Reed Thatch
25 Clare Hill
Esher
Surrey
KT10 9NB
United Kingdom

Director

(authority given under Board Resolution passed on 10 February 2015)

for and on behalf of
BATS INTERNATIONAL HOLDINGS LIMITED
10 Lower Thames Street, 6th Floor
London EC3R 6AF
United Kingdom

Dated this 17 day of February, 2015

Witness to the above signature:

Leanne Meyer

Notary Public

NOTARY PUBLIC STATE OF KANSAS
LEANNE MEYER
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 7/20/17

N Bats Trading Limited

The Companies Acts 1985 to 2006

Private Company Limited by Shares
Company Number: 6547680

MEMORANDUM AND ARTICLES OF ASSOCIATION

BATS Trading Limited

Incorporated the 28th March 2008

Speechly Bircham LLP
Solicitors
6 Andrew Street
London
EC4A 3LX
Tel: 020 7427 6400
Fax: 020 7427 6600

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

BATS Trading Limited

1. The Company's name is "BATS Trading Limited".

2. The Company's registered office is to be situated in England and Wales.

3.1 The object of the Company is to carry on business as a general commercial company.

OBMGEN

3.2 Without prejudice to the generality of the object and the powers of the Company derived from section 3A of the Act the Company has power to do all or any of the following things:-

3.2.1 To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

3.2.2 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

3.2.3 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

3.2.4 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

3.2.5 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

3.2.6 To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

3.2.7 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

3.2.8 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

3.2.9 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

3.2.10 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

3.2.11 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

3.2.12 To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

3.2.13 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

3.2.14 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

3.2.15 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

3.2.16 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

3.2.17 To distribute among the members of the Company in kind any property of the Company of whatever nature.

3.2.18 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

3.2.19 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law); and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained.

3.2.20 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition.

3.2.21 To procure the Company to be registered or recognised in any part of the world.

3.2.22 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

3.2.23 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

3.2.24 AND so that:-

3.2.24.1 None of the provisions set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provision set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this clause, or by reference to or inference from the name of the Company.

3.2.24.2 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

3.2.24.3 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

4. The liability of the members is limited.

5. The Company's share capital is £1,000,000 divided into 1,000,000 shares of £1 each.

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and I agree to take the number of shares shown opposite my name.

Name and address of subscriber	Number of shares taken by the subscriber
BATS Holdings, Inc The Corporation Trust Company 1209 Orange Street WILMINGTON 19801 Delaware USA	1
Total shares taken -	One

Dated 28th March 2008.

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

BATS Trading Limited

1. PRELIMINARY

1.1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by The Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (SI 2007 No. 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (SI 2007 No. 2826) so far as it relates to private companies limited by shares (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company.

1.2 In these Articles the expression "the Act" means the Companies Act 1985 and "the 2006 Act" means the Companies Act 2006, but so that any reference in these Articles to any provision of the Act or the 2006 Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

2. ALLOTMENT OF SHARES

2.1 Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the directors who may (subject to section 80 of the Act and to article 2.4 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

2.2 All shares which are not comprised in the authorised share capital with which the Company is incorporated and which the directors propose to issue shall first be offered to the members in proportion as nearly as may be to the number of the existing shares held by them respectively unless the Company in general meeting shall by special resolution otherwise direct. The offer shall be made by notice specifying the number of shares offered, and limiting a period (not being less than 14 days) within which the offer, if not accepted, will be deemed to be declined. After the expiration of that period, those shares so deemed to be declined shall be offered in the proportion aforesaid to the persons who have, within the said period, accepted all the shares offered to them; such further offer shall be made in like terms in the same manner and limited by a like period as the original offer. Any shares not accepted pursuant to such offer or further offer as aforesaid or not capable of being offered as aforesaid except by way of fractions and any shares released from the provisions of this article by any such special resolution as aforesaid shall be under the control of the directors, who may allot, grant options over or otherwise dispose of the same to such persons, on such terms, and in such manner as they think fit, provided that, in the case of shares not accepted as aforesaid, such shares shall not be disposed of on terms which are more favourable to the subscribers therefor than the terms on which they were offered to the members. The foregoing provisions of this article 2.2 shall have effect subject to section 80 of the Act.

2.3 In accordance with section 91(1) of the Act sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

2.4 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution.

3. SHARES

3.1 The lien conferred by regulation 8 in Table A shall attach also to fully paid-up shares, and the Company shall also have a first and paramount lien on all shares, whether fully paid or not, standing registered in the name of any person indebted or under liability to the Company, whether he shall be the sole registered holder thereof or shall be one of two or more joint holders, for all moneys presently payable by him or his estate to the Company. Regulation 8 in Table A shall be modified accordingly.

3.2 The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment".

4. GENERAL MEETINGS AND RESOLUTIONS

4.1 Every notice convening a general meeting shall comply with the provisions of section 325(1) of the 2006 Act as to giving information to members in regard to their right to appoint proxies; and notices of and other communications relating to any general meeting which any member is entitled to receive shall be sent to the directors and to the auditors for the time being of the Company.

4.2.1 No business shall be transacted at any general meeting unless a quorum is present. Subject to article 4.2.2 below, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

4.2.2 If and for so long as the Company has only one member, that member present in person or by proxy or (if that member is a corporation) by a duly authorised representative shall be a quorum.

4.2.3 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors may determine; and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved.

4.2.4 Regulations 40 and 41 in Table A shall not apply to the Company.

4.3.1 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting, subject as provided in article 4.3.3 below.

4.3.2 Any decision taken by a sole member pursuant to article 4.3.1 above shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

4.3.3 Resolutions under section 168 of the 2006 Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting.

4.4 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands. In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy. A member present at a meeting by more than one proxy shall be entitled to speak at the meeting through each of the proxies but the proxies together shall be entitled to only one vote on a show of hands. In the event that the proxies do not reach agreement as to how their vote should be exercised on a show of hands, the voting power is treated as not exercised. Regulation 54 in Table A shall be modified accordingly.

4.5 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the appointment of a proxy and any authority under which the proxy is appointed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited or received at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting.

5. APPOINTMENT OF DIRECTORS

5.1.1 Regulation 64 in Table A shall not apply to the Company.

5.1.2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution. Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be one. Whenever the minimum number of directors is one, a sole director shall have authority to exercise all the powers and discretions by Table A and by these Articles expressed to be vested in the directors generally, and regulation 89 in Table A shall be modified accordingly.

5.2 Regulations 76 to 79 (inclusive) in Table A shall not apply to the Company.

5.3 No person shall be appointed a director at any general meeting unless either:-

(a) he is recommended by the directors; or

(b) not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed.

5.4.1 Subject to article 5.3 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

5.4.2 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with article 5.1.2 above as the maximum number of directors and for the time being in force.

5.5 In any case where as the result of death or deaths the Company has no members and no directors the personal representatives of the last member to have died shall have the right by notice in writing to appoint a person to be a director of the Company and such appointment shall be as effective as if made by the Company in general meeting pursuant to article 5.4.1 above. For the purpose of this article, where two or more members die in circumstances rendering it uncertain which of them survived the other or others, the members shall be deemed to have died in order of seniority, and accordingly the younger shall be deemed to have survived the elder.

6. BORROWING POWERS

6.1 The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

7. ALTERNATE DIRECTORS

7.1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly.

7.2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

8. GRATUITIES AND PENSIONS

8.1.1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers.

8.1.2 Regulation 87 in Table A shall not apply to the Company.

9. PROCEEDINGS OF DIRECTORS

9.1.1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted; and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting.

9.1.2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act.

9.1.3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company.

10. COMMUNICATION BY MEANS OF A WEBSITE

10.1 Subject to the provisions of the 2006 Act, a document or information may be sent or supplied by the Company to a person by being made available on a website.

11. THE SEAL

11.1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 in Table A relating to the sealing of share certificates shall apply only if the Company has a seal. Regulation 101 in Table A shall not apply to the Company.

11.2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

12. PROTECTION FROM LIABILITY

12.1 For the purposes of this article a "Liability" is any liability incurred by a person in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or otherwise in connection with his duties, powers or office and "Associated Company" shall bear the meaning referred to in section 256 of the 2006 Act. Subject to the provisions of the 2006 Act and without prejudice to any protection from liability which may otherwise apply:

(a) the directors shall have power to purchase and maintain for any director of the Company, any director of an Associated Company, any auditor of the Company and any officer of the Company (not being a director or auditor of the Company), insurance against any Liability; and

(b) every director or auditor of the Company and every officer of the Company (not being a director or auditor of the Company) shall be indemnified out of the assets of the Company against any loss or liability incurred by him in defending any proceedings in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from any Liability.

12.2 Regulation 118 in Table A shall not apply to the Company.

13. TRANSFER OF SHARES

13.1 The directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a share, whether or not it is a fully paid share, and the first sentence of regulation 24 in Table A shall not apply to the Company.

Name and address of subscriber

BATS Holdings, Inc
The Corporation Trust Company
1209 Orange Street
WILMINGTON 19801
Delaware
USA

Dated 28th March 2008.

The regulations of Table A to the Companies Act 1985 apply to the Company save in so far as they are excluded or varied by its Articles of Association.

Table A as it relates to a private company limited by shares, as prescribed by the Companies (Tables A to F) Regulations 1985 (S.I. 1985 No. 805), amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (S.I. 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (S.I. 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (S.I. 2007 No 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (S.I. 2007 No 2826), is reprinted below.

Table A THE COMPANIES ACT 1985 Regulations for Management of a Company Limited by Shares

INTERPRETATION

1. In these regulations -

"the Act" means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force and any provisions of the Companies Act 2006 for the time being in force.

"the articles" means the articles of the company.

"clear days" in relation to the period of notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

"communication" means the same as in the Electronic Communications Act 2000.

"electronic communication" means the same as in the Electronic Communications Act 2000.

"executed" includes any mode of execution.

"office" means the registered office of the company.

"the holder" in relation to shares means the member whose name is entered in the register of members as the holder of the shares.

"the seal" means the common seal of the company.

"secretary" means the secretary of the company or any other person appointed to perform the duties of the secretary of the company, including a joint, assistant or deputy secretary.

"the United Kingdom" means Great Britain and Northern Ireland.

Unless the context otherwise requires, words or expressions contained in these regulations bear the same meaning as in the Act but excluding any statutory modification thereof not in force when these regulations become binding on the company.

SHARE CAPITAL

2. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the company may by ordinary resolution determine.

3. Subject to the provisions of the Act, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the company or the holder on such terms and in such manner as may be provided by the articles.

4. The company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

5. Except as required by law, no person shall be recognised by the company as holding any share upon any trust and (except as otherwise provided by the articles or by law) the company shall not be bound by or recognise any interest in any share except an absolute right to the entirety thereof in the holder.

SHARE CERTIFICATES

6. Every member, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the directors may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

7. If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

8. The company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The company's lien on a share shall extend to any amount payable in respect of it.

9. The company may sell in such manner as the directors determine any shares on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

10. To give effect to a sale the directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

11. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES AND FORFEITURE

12. Subject to the terms of allotment, the directors may make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

13. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

14. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

15. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call, or if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

16. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of the articles shall apply as if that amount had become due and payable by virtue of a call.

17. Subject to the terms of allotment, the directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

18. If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

19. If the notice is not complied with any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

20. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may authorise some person to execute an instrument of transfer of the share to that person.

21. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the shares forfeited but shall remain liable to the company for all moneys which at the date of forfeiture were presently payable by him to the company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

22. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

TRANSFER OF SHARES

23. The instrument of transfer of a share may be in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

24. The directors may refuse to register the transfer of a share which is not fully paid to a person of whom they do not approve and they may refuse to register the transfer of a share on which the company has a lien. They may also refuse to register a transfer unless:-

(a) it is lodged at the office or at such other place as the directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;-

(b) it is in respect of only one class of shares; and

(c) it is in favour of not more than four transferees.

25. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the company send to the transferee notice of the refusal.

26. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

27. No fee shall be charged for the registration of any instrument of transfer or other document, relating to or affecting the title to any share.

28. The company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

TRANSMISSION OF SHARES

29. If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his interest; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

30. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

31. A person becoming entitled to a share in consequence of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any meeting of the company or at any separate meeting of the holders of any class of shares in the company.

ALTERATION OF SHARE CAPITAL

32. The company may by ordinary resolution:-
(a) increase its share capital by new shares of such amount as the resolution prescribes;
(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;
(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and
(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
33. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the company) and distribute the net proceeds of sale in due proportion among those members, and the directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the direction of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.
34. Subject to the provisions of the Act, the company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

35. Subject to the provisions of the Act, the company may purchase its own shares (including any redeemable shares) and, if it is a private company, make a payment in respect of the redemption or purchase of its own shares otherwise than out of distributable profits of the company or the proceeds of a fresh issue of shares.

GENERAL MEETINGS

36. [Deleted]
37. The directors may call general meetings and, on the requisition of members pursuant to the provisions of the Act, shall forthwith proceed to convene a general meeting in accordance with the provisions of the Act. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or any member of the company may call a general meeting.

NOTICE OF GENERAL MEETINGS

38. General meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if it is so agreed:-
(a) [Deleted]
(b) by a majority in number of the members having a right to attend and vote being a majority together holding not less than ninety per cent in nominal value of the shares giving that right.
The notice shall specify the time and place of the meeting and the general nature of the business to be transacted.
Subject to the provisions of the articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors.
39. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

40. No business shall be transacted at any meeting unless a quorum is present. Save in the case of a company with a single member two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.
41. If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the directors may determine.
42. The chairman, if any, of the board of directors or in his absence some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number to be chairman and, if there is only one director present and willing to act, he shall be chairman.
43. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.
44. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the company.
45. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.
46. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:-
(a) by the chairman; or
(b) by at least two members having the right to vote at the meeting; or
(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or
(d) by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;
and a demand by a person as proxy for a member shall be the same as a demand by the member.
47. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number of proportion of the votes recorded in favour of or against the resolution.
48. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.
49. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
50. [Deleted]
51. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.
52. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.
53. [Deleted]

VOTES OF MEMBERS

54. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy, unless the proxy (in either case) or the representative is himself a member entitled to vote, shall have one vote and on a poll every member shall have one vote for every share of which he is the holder.
55. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the register of members.
56. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote shall be deposited at the office, or at such other place as is specified in accordance with the articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.
57. No member shall vote at any general meeting or at any separate meeting of the holders of any class of shares in the company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.
58. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.
59. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.
60. The appointment of a proxy shall be executed by or on behalf of the appointor and shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve):-

PLC/Limited
I/We, , of , being a member/members of the above-named company, hereby appoint of or failing him, of , as my/our proxy to vote in my/our name(s) and on my/our behalf at the general meeting of the company to be held on 19 , and at any adjournment thereof.
Signed on 19

61. Where it is desired to afford members an opportunity of instructing the proxy how he shall act the appointment of a proxy shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve):-

PLC/Limited
I/We, , of being a member/members of the above-named company, hereby appoint of or failing him, of , as my/our proxy to vote in my/our name(s) and on my/our behalf at the general meeting of the company to be held on 19 , and at any adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

Resolution No. 1 *for *against
Resolution No. 2 *for *against

*Strike out whichever is not desired.
Unless otherwise instructed, the proxy may vote as he thinks fit or abstain from voting.

Signed this day of 19 .

62. The appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the directors may:-
(a) in the case of an instrument in writing be deposited at the office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the company in relation to the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or
(aa) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications -
(i) in the notice convening the meeting, or
(ii) in the instrument of proxy sent out by the company in relation to the meeting, or
(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the company in relation to the meeting,
be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;
(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or
(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;
and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid. In this regulation and the next, "address", in relation to electronic communications, includes any number or address used for the purposes of such communications.
63. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the company at the office or at such other place at which the instrument of proxy was duly deposited or, where the appointment of the proxy was contained in an electronic communication, at the address at which such appointment was duly received before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

NUMBER OF DIRECTORS

64. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall not be subject to any maximum but shall be not less than two.

ALTERNATE DIRECTORS

65. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.
66. An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing

him is not personally present, and generally to perform all the functions of his appointor as a director in his absence but shall not be entitled to receive any remuneration from the company for his services as an alternate director. But it shall not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom.

67. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

68. Any appointment or removal of an alternate director shall be by notice to the company signed by the director making or revoking the appointment or in any other manner approved by the directors.

69. Save as otherwise provided in the articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

70. Subject to the provisions of the Act, the memorandum and the articles and to any directions given by special resolution, the business of the company shall be managed by the directors who may exercise all the powers of the company. No alteration of the memorandum or articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this regulation shall not be limited by any special power given to the directors by the articles and a meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.

71. The directors may, by power of attorney or otherwise, appoint any person to be the agent of the company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

DELEGATION OF DIRECTORS' POWERS

72. The directors may delegate any of their powers to any committee consisting of one or more directors. They may also delegate to any managing director or any director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the articles regulating the proceedings of directors so far as they are capable of applying.

APPOINTMENT AND RETIREMENT OF DIRECTORS

73. [Deleted]

74. [Deleted]

75. [Deleted]

76. No person shall be appointed or reappointed a director at any general meeting unless:-

(a) he is recommended by the directors; or

(b) not less than fourteen nor more than thirty-five clear days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to the company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the company's register of directors together with notice executed by that person of his willingness to be appointed or reappointed.

77. Not less than seven nor more than twenty-eight clear days before the date appointed for holding a general meeting notice shall be given to all who are entitled to receive notice of the meeting of any person who is recommended by the directors for appointment or reappointment as a director at the meeting or in respect of whom notice has been duly given to the company of the intention to propose him at the meeting for appointment or reappointment as a director. The notice shall give the particulars of that person which would, if he were so appointed or reappointed, be required to be included in the company's register of directors.

78. The company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire.

79. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the articles as the maximum number of directors.

80. [Deleted]

DISQUALIFICATION AND REMOVAL OF DIRECTORS

81. The office of a director, shall be vacated if:-

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:-

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the company; or

(e) he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated.

REMUNERATION OF DIRECTORS

82. The directors shall be entitled to such remuneration as the company may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

DIRECTORS' EXPENSES

83. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the company or otherwise in connection with the discharge of their duties.

DIRECTORS' APPOINTMENTS AND INTERESTS

84. Subject to the provisions of the Act, the directors may appoint one or more of their number to the office of managing director or to any other executive office under the company and may enter into an agreement or arrangement with any director for his employment by the company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the company. A managing director and a director holding any other executive office shall not be subject to retirement by rotation.

85. Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:-

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the company or in which the company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

86. For the purposes of regulation 85:-

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

87. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or a predecessor in business of the company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

88. Subject to the provision of the articles, the directors may regulate their proceedings as they think fit. A director may, and the secretary at the request of a director shall, call a meeting of the directors. It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

89. The quorum for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

90. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

91. The directors may appoint one of their number to be the chairman of the board of directors and may at any time remove him from that office. Unless he is unwilling to do so, the director so appointed shall preside at every meeting of directors at which he is present. But if there is no director holding that office, or if the director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

92. All acts done by a meeting of directors, or of a committee of directors, or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

93. A resolution in writing signed by all the directors entitled to receive notice of a meeting of directors or of a committee of directors shall be as valid and effectual as if it had been passed at a meeting of directors or (as the case may be) a committee of directors duly convened and held and may consist of several documents in the like form each signed by one or more directors; but a resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity.

94. Save as otherwise provided by the articles, a director shall not vote at a meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the company unless his interest or duty arises only because the case falls within one or more of the following paragraphs:-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the company or any of its subsidiaries for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his subscribing or agreeing to subscribe for any shares, debentures or other securities of the company or any of its subsidiaries, or by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the company or any of its subsidiaries for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes.

For the purposes of this regulation, an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when this regulation becomes binding on the company), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

95. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

96. The company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

97. Where proposals are under consideration concerning the appointment of two or more directors to offices or employments with the company or any body corporate in which the company is interested the proposals may be divided and considered in relation to each director separately and (provided he is not for another reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

98. If a question arises at a meeting of directors or of a committee of directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive.

SECRETARY

99. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

MINUTES

100. The directors shall cause minutes to be made in books kept for the purpose:-

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the company, of the holders of any class of shares in the company, and of the directors, and of committees of directors, including the names of the directors present at such meeting.

THE SEAL

101. The seal shall only be used by the authority of the directors or of a committee of directors authorised by the directors. The directors may determine who shall sign

any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or by a second director.

DIVIDENDS

102. Subject to the provisions of the Act, the company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

103. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

104. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

105. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

106. Any dividend or other moneys payable in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

107. No dividend or other moneys payable in respect of a share shall bear interest against the company unless otherwise provided by the rights attached to the share.

108. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the company.

ACCOUNTS

109. No member shall (as such) have any right of inspecting any accounting records or other book or document of the company except as conferred by statute or authorised by the directors or by ordinary resolution of the company.

CAPITALISATION OF PROFITS

110. The directors may with the authority of an ordinary resolution of the company:-

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this regulation, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this regulation in fractions; and

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

NOTICES

111. Any notice to be given to or by any person pursuant to the articles (other than a notice calling a meeting of the directors) shall be in writing or shall be given using electronic communications to an address for the time being notified for that purpose to the person giving notice. In this regulation, "address", in relation to electronic communications, includes any number or address used for the purposes of such communications.

112. The company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified to the company by the member. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the company an address within the United Kingdom at which notices may be given to him, or an address to which notices may be sent using electronic communications shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the company. In this regulation and the next "address" in relation to electronic communications, includes any number or address used for the purposes of such communications.

113. A member present, either in person or by proxy, at any meeting of the company or of the holders of any class of shares in the company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

114. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been duly given to a person from whom he derives his title.

115. Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. A notice shall be deemed to be given at the expiration of 48 hours after the envelope containing it was posted, or, in the case of a notice contained in an electronic communication, at the expiration of 48 hours after the time it was sent.

116. A notice may be given by the company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by the articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

WINDING UP

117. If the company is wound up, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

118. Subject to the provisions of the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer or auditor of the company shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the company.

O Chi-X Europe Limited

Registered No. 01651728

The Companies Acts 1985 and 1989

PRIVATE COMPANY LIMITED BY SHARES

Memorandum of Association

(as amended by resolution in writing passed on 17 December 2007)

- of -

CHI-X EUROPE LIMITED

1 The name of the company is "CHI-X EUROPE LIMITED"*.

2 The registered office of the Company will be in England and Wales.

3** The objects for which the Company is established are:

3.1 (a) To carry on the business of a Broker Dealer as a Limited Corporate Member of The Stock Exchange and as ancillary thereto to do all or any of the things and matters hereinafter specified.

(b) To supply services, information and assistance to providers or users of information and order-processing networks useful in or in connection with the Company's business.

(c) To carry on any other trade or business which may be capable of being conveniently carried on in connection with the objects specified in sub-clause (a) hereof or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(d) To act as the holding and co-ordinating company of the group of companies of which the Company may from time to time be the holding company.

3.2 To form, promote, subsidise and assist companies, syndicates or other bodies of all kinds and to issue, place, underwrite or guarantee the subscription of, subscribe for, acquire or sell any shares, stocks, bonds, options, debentures, debenture stock or other capital or securities or obligations of any such companies, syndicates or other bodies, or to pay commission to and remunerate any person or company for services rendered in issuing, placing, underwriting, guaranteeing, subscribing, acquiring or selling as aforesaid.

3.3 To enter into, carry on and participate in financial transactions and operations of all kinds and to take any steps which may be considered expedient for carrying into effect such transactions and operations.

3.4 To invest or deal with any of the monies of the Company not immediately required for its operations in such manner with or without security and whether at home or abroad as the Company may think fit.

* Incorporated as de Zoete & Bevan (Financial Futures) Limited on 15 July 1982. Name changed to Thamesway Investment Services Limited on 8 September 1987, to Instinet Investment Services Limited on 1 January 1985, to Instinet Chi-X Limited on 21 March 2006 and to Chi-X Europe Limited on 20 July 2007.

** Clause 3 adopted by written resolution passed on 15 May 2006.

3.5 To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, reciprocal concessions or otherwise with any person, firm, company or other body of any kind for the purpose of carrying on business from which the Company would or might derive any benefit whether direct or indirect.

3.6 To purchase or otherwise acquire and undertake all or any part of the business, property, liabilities and transactions of any person, firm, company or other body of any kind, and to establish or promote or join in the establishment or promotion of any other company whose objects shall include the objects of the Company or the promotion of which shall be calculated to advance its interests and to acquire and hold any shares, securities or obligations of any such company.

3.7 To purchase or otherwise acquire any patents, *brevets d'invention*, licences, concessions, copyrights, trade marks, designs, rights of agency or distributorship and the like, conferring any exclusive or non-exclusive or limited right, or any secret or other information as to any state of affairs, individual, firm, company or other body, or invention, process development or the like which may seem to the Company capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, to use, exercise, develop, grant licences in respect of or otherwise turn to account any of the same and with a view to the working and development of the same to carry on any business whatsoever which the Company may think calculated directly or indirectly to achieve these objects and to apply for, registered or by other means protect, prolong and renew whether in the United Kingdom or elsewhere any of the same.

3.8 To purchase, take on lease or in exchange, hire or otherwise acquire and hold for any estate or interest and manage any lands, buildings, servitudes, easements, rights, privileges, concessions, machinery, plant, stock-in-trade and any heritable or moveable real or personal property of any kind.

3.9 To develop, work, improve, manage, lease, mortgage, charge, pledge, turn to account or otherwise deal with all or any part of the property of the Company, to surrender or accept surrender of any lease or tenancy or rights, and to sell the property, business or undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for cash or shares, debentures or securities of any other company.

3.10 To construct, erect, maintain, alter, replace or remove any buildings, works, offices, erections, plant, machinery, tools, or equipment as may seem desirable for any of the businesses or in the interests of the Company, and to manufacture, buy, sell and generally deal in any plant, tools, machinery, goods or things of any description which may be conveniently dealt with in connection with any of the Company's objects.

3.11 To manage and conduct the affairs of any companies, firms and persons carrying on business of any kind whatsoever, and in any part of the world.

3.12 To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and, if the Company thinks fit, charged upon all or any of the Company's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

3.13 To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights present and future and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any monies whatsoever by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary (both as defined by section 736 of the Companies Act 1985) of the Company or of the Company's holding company or is controlled by the same person or persons as control the Company or is otherwise associated with the Company in its business.

3.14 To grant indemnities of every description and to undertake obligations of every description.

3.15 To make, draw, accept, indorse and negotiate bills of exchange or other negotiable instruments and to receive money on deposit or loan.

3.16 To pay all or any expenses incurred in connection with the formation and promotion and incorporation of the Company and to pay commission to and remunerate any person or company for services rendered in underwriting or placing, or assisting to underwrite or place, any of the shares in the Company's capital or any debentures or other security of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

3.17 To pay for any property or rights acquired by the Company or to remunerate any person, firm or company rendering services to the Company either in cash or in kind or fully paid-up shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as may be determined but so that any shares shall be issued only if they are fully paid or credited as fully paid on or before allotment.

3.18 To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, either in cash, by instalments or otherwise, or in fully paid-up shares of any company or corporation, with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities or any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

3.19 To make loans or give credit on such terms as may seem expedient with or without security to such persons, firms, companies, syndicates or other bodies of all kinds and in such cases (and in the case of loans either of cash or of other assets) as the Company may think fit.

3.20 To distribute among the members in specie any property of the Company or any proceeds of sale, disposal or realisation of any property of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

3.21 To amalgamate with any other company whose objects are or include objects similar to those of the Company and on any terms whatsoever.

3.22 To procure the Company to be registered or recognised in any country or place abroad.

3.23 To obtain any order or Act of Parliament or of any authority or agency existing from time to time by virtue of statutory powers in this country or in any other State for enabling the Company to carry any of its objects into effect, or for effecting any modifications of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceeding or application which may seem calculated, directly or indirectly, to prejudice the Company's interests.

3.24 To enter into any arrangements with any government or with any authority or agency existing from time to time by virtue of statutory powers, as may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, orders, rights, privileges and concessions.

3.25 To appoint any person or persons, firm or firms, company or companies to be the attorney or agent of the Company and to act as agents, managers, secretaries, contractors or in similar capacity.

3.26 To establish and maintain or procure the establishment and maintenance of contributory or non-contributory pension or superannuation funds for the benefit of the persons referred to below, to grant emoluments, pensions, allowances, donations, gratuities and bonuses to such persons and to make payments for or towards insurance on the life or lives of such persons; to establish, subsidise, subscribe to or otherwise support any institution, association, society, club, other establishment or fund, the support of which may, in the opinion of the Company, be calculated directly or indirectly to benefit the Company or any such persons, or which may be connected with any place where the Company carries on business; to institute and maintain any profit-sharing scheme calculated to advance the interests of the Company or such persons; the said persons are any persons who are or were at any time in the employment or service of the Company or its predecessor in business or of any company which is or has been the holding company or a subsidiary (both as defined by section 736 Companies Act 1985) of the Company or of the Company's holding company or who are or were at any time directors or officers of the Company or of such other company as aforesaid, and the spouses, widows, widowers, families or dependents of any such persons.

3.27 To subscribe or guarantee money for or organise or assist any charitable, benevolent, public, general, political or useful object or for any exhibition or for any persons which or who may be considered likely directly or indirectly to further the objects of the Company or the interests of its shareholders.

3.28 To take, make, execute, enter into, commence, carry on, prosecute or defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements and schemes, and to do all other acts, matters and things which shall at any time appear conducive to or expedient for the advantage or protection of the Company.

3.29 To do all or any of the above things in any part of the world and either as principals, agents, contractors, trustees, or otherwise, and either alone or in conjunction with others.

3.30 To do all such acts or things as are incidental or conducive to the attainment of the above objects or any of them.

It is hereby declared that:

(a) the word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and whether now existing or hereafter to be formed; and

(b) the objects set forth in each sub-clause of this Clause shall not be restrictively construed but the widest interpretation shall be given thereto and they shall not, except where the context expressly so requires, be in any way limited or restricted by application of the *ejusdem generis* rule or by reference to or inference from any other object or objects set forth in such sub-clause or from the terms of any other sub-clause or by the name of the Company; none of such sub-clauses or the object or objects therein specified or the powers thereby conferred shall be deemed subsidiary or ancillary to the objects or powers mentioned in any other sub-clause, but the Company shall have full power to exercise all or any of the objects conferred by and provided in each of the said sub-clauses as if each sub-clause contained the objects of a separate company.

4 The liability of the members is limited.

5 The share capital of the Company is £43,697,442 divided into 11,697,442 Class A Shares, 30,000,000 Class B Shares and 2,000,000 Class C Shares of £1 each.***

*** Authorised share capital increased by written resolution passed on 17 December 2007.

We, the several persons whose name and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBCRIBERS	No. of Shares taken by each Subscriber
P. F. J. RENDELL 25, FINSBURY CIRCUS LONDON, EC2M 7EE. STOCKBROKER	ONE
D.C.CULHANE 25, FINSBURY CIRCUS LONDON, EC2M 7EE. STOCKBROKER	ONE

DATED this 25th day of May 1982

WITNESS to the above Signatures:-

George Herbert Davis,
25, Finsbury Circus,
London, EC2M 7EE.

Stockbroker

THE COMPANIES ACTS 1985 TO 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

CHI-X EUROPE LIMITED

MACFARLANES

Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT

CONTENTS

THE COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

CHI-X EUROPE LIMITED

(adopted by written resolution passed on 2012)

1 The Company's articles of association

1.1 The Company's articles of association (the "**articles**") comprise:

1.1.1 the model articles of association for private companies contained in Schedule 1 to The Companies (Model Articles) Regulations 2008 ("**Model Articles**") as in force at the date of adoption of these Articles, subject as expressly excluded or modified by (or to the extent inconsistent with) the following articles; and

1.1.2 the following articles ("**these Articles**");

to the exclusion of all previous articles, including any regulations formerly known as Table A and any provisions incorporated from the Company's memorandum of association.

1.2 In these Articles, reference to a numbered Model Article is to the article with that number in the Model Articles and reference to a numbered Article is to the article with that number in these Articles.

2 Definitions and interpretation

2.1 In these Articles, terms defined in Model Article 1 have the same meanings when used in these Articles (except where the context otherwise requires) and the following words and expressions have the following meanings:

Act: the Companies Act 2006;

Conflict Situation: a situation in which a director has, or can have, a direct or indirect interest that conflicts, or may possibly conflict, with the interests of the Company, including in relation to the exploitation of any property, information or opportunity and regardless of whether the Company could take advantage of the property, information or opportunity itself, but excluding a situation which could not reasonably be regarded as likely to give rise to a conflict of interest;

Controlling Shareholder: the holder or holders, for the time being of more than one half in nominal value of the issued ordinary share capital of the Company (including, for the avoidance of doubt, any holder of the whole of the issued ordinary share capital of the Company); and

member: a shareholder.

2.2 Except as expressly provided otherwise in these Articles, or where expressly defined in Model Article 1, words or expressions contained in the Model Articles and in these Articles bear the same meaning as in the Act. The last paragraph of Model Article 1 (beginning "Unless the context otherwise requires") shall not apply.

2.3 In the Model Articles and in these Articles, except in Article 1.1 or as expressly provided otherwise in these Articles, any reference to any statute, statutory provision or subordinate legislation ("**Legislation**") includes a reference to that Legislation as from time to time amended or re-enacted (whether with or without modification).

2.4 For the purposes of the articles, "**clear days**" in relation to a period of notice excludes the day on which the notice is treated as given and the day of the meeting or other matter for which the notice is given and Model Article 41(5) shall apply as if the following words were deleted: "(that is, excluding the date of the adjourned meeting and the day on which the notice is given)–".

3 Company name

The name of the Company may be changed by:

3.1 special resolution of the members; or

3.2 otherwise in accordance with the Act.

4 Unanimous decisions of directors

4.1 Model Article 8(2) shall apply as if the words "copies of which have been signed by each eligible director" were deleted and replaced with the words "of which each eligible director has signed one or more copies".

4.2 References in Model Article 8 to eligible directors mean directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting excluding, in respect of the authorisation of a Conflict Situation, the director subject to that Conflict Situation. Model Article 8(3) shall not apply.

5 Quorum for directors' meetings

5.1 The quorum for directors' meetings may be fixed from time to time by a decision of the directors but, except as set out in Articles 5.2 and 5.3, it must never be less than two, and unless otherwise fixed it is two. Model Article 11(2) shall not apply.

5.2 At any time when there is only one director in office, the quorum for directors' meetings will be that one director (without prejudice to the powers of the sole director to take decisions without a meeting, as provided in Model Article 7(2)).

6 Chairman

The directors participating at a meeting of directors may appoint one of their number to act as Chairman. The Chairman shall not have a casting vote. Model Articles 12 and 13 shall not apply.

7 Conflicts of interest - Directors' authorisation, voting and counting in the quorum

7.1 If a Conflict Situation arises, the directors may authorise it for the purposes of section 175(4)(b) of the Act by a resolution of the directors made in accordance with that section and these Articles. At the time of the authorisation, or at any time afterwards, the directors may impose any limitations or conditions or grant the authority subject to such terms which (in each case) they consider appropriate and reasonable in all the circumstances. Any authorisation may be revoked or varied at any time at the discretion of the directors.

7.2 For the purposes of any directors' meeting (or part of a meeting) at which it is proposed to authorise a Conflict Situation in respect of one or more directors, if there is only one director in office other than the director or directors subject to the Conflict Situation, the quorum for such meeting (or part of a meeting) shall be that one director.

7.3 Except as otherwise specified in these Articles or the Companies Acts, and subject to any limitations, conditions or terms attaching to any authorisation given by the directors for the purposes of section 175(4)(b) of the Act, a director may vote on, and be counted in the quorum in relation to, any resolution relating to a matter in which:

7.3.1 he is in a Conflict Situation; and

7.3.2 he has, or can have a conflict of interest arising in relation to an existing or a proposed transaction or arrangement with the Company.

7.4 Model Article 14 shall not apply.

8 Appointing and removing directors

The Controlling Shareholder shall have the right at any time and from time to time to appoint one or more persons to be a director or directors of the Company. Any such appointment shall be effected by notice in writing to the Company, or to a meeting of its directors, including a meeting which until such appointment would not be quorate, by the Controlling Shareholder and the Controlling Shareholder may in like manner at any time and from time to time remove from office any director (whether or not appointed by it pursuant to this Article).

9 Termination of director's appointment

In addition to the circumstances set out in Model Article 18, a person also ceases to be a director if he is removed from office pursuant to Article 8.

10 Directors' remuneration and other benefits

10.1 A director may undertake any services for the Company that the directors decide.

10.2 A director is entitled to such remuneration as the directors decide:

10.2.1 for his services to the Company as director; and

10.2.2 for any other services which he undertakes for the Company.

10.3 Subject to the articles, a director's remuneration may:

10.3.1 take any form; and

10.3.2 include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

10.4 Unless the directors decide otherwise, no director is accountable to the Company for any remuneration or other benefit which he receives as a director or other officer or employee of, or for services provided to, any of the Company's subsidiary undertakings or of any parent undertaking of the Company from time to time or of any other body corporate in which the Company or any such parent undertaking is interested, including subsidiary undertakings of the parent undertaking of the Company.

10.5 Model Article 19 shall not apply.

11 Share capital

11.1 The share capital of the Company at the date of adoption of these Articles comprises ordinary shares of £1 each

11.2 No shares in the capital of the Company shall be issued with rights as regards voting, or the payment of dividends, or the return of capital which rank in priority to the ordinary shares in the Company, or which carry any right of redemption at the option of the holder. Model Article 22 shall not apply.

12 Payment for shares

12.1 No share shall be issued other than for a subscription price decided by the directors (subject to the Act).

12.2 If so decided by the directors, the subscription price need not be paid in full at the time of issue of a share, but any amount not paid at the time of issue shall be paid:

12.2.1 subject as the directors may decide prior to issue, on demand by the directors; or

12.2.2 on demand by a liquidator of the Company.

12.3 The Company may, if so decided by the directors, make arrangements on the issue of shares for a difference between shareholders in the amounts and times of payment of calls on their shares.

12.4 Model Article 21 shall not apply.

13 Joint holders of shares

13.1 Where two or more persons are registered as the holders of any share, they shall be deemed to hold the share as joint tenants with benefit of survivorship except that:

13.1.1 the maximum number of persons who may be registered as joint holders of any share is four; and

13.1.2 the joint holders of any share shall be liable, severally as well as jointly, in respect of all payments which are to be made in respect of such share.

13.2 Any one of joint holders may give valid receipts or waivers in respect of any dividend, bonus, return of capital or other money payable in respect of a share on behalf of all the joint holders and Model Article 35 shall apply subject to this Article.

13.3 Only the person whose name stands first in the register as one of the joint holders of any share shall be entitled to delivery of the certificate relating to such share (if that share is held in certificated form), or to receive documents and information from the Company in respect of that share. Any document or information given or made available to such person shall be deemed to be given or made available to all the joint holders.

13.4 Any one of the joint holders of any share for the time being conferring a right to vote may vote in respect of the share, or may appoint a proxy or representative to vote in respect of the share, as if he were the sole holder, provided that:

13.4.1 if, at a meeting, more than one of the joint holders, or their proxy or representative, seeks to vote in respect of the share, only the vote cast by the holder (or the proxy or representative of the holder) whose name stands first among them in the register in respect of that share shall be counted; and

13.4.2 on a written resolution, agreement may be signified by any of the joint holders and, once given, such agreement shall have effect notwithstanding any objection by any other joint holder.

13.5 Anything to be agreed, specified or done by a holder of a share may, in the case of a share held by more than one holder, be validly agreed, specified or done by any one of the joint holders of such share, subject as expressly provided in the articles.

14 Issue of new shares

14.1 The Company has the power to allot and issue shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company pursuant to those rights.

14.2 At any time when there is a single Controlling Shareholder, the directors may only exercise the power of the Company to allot shares or to grant rights to subscribe for, or to convert any security into, shares in favour of that Controlling Shareholder or some other person expressly approved by the Controlling Shareholder in writing. The powers of the directors pursuant to section 550 of the Act shall be limited accordingly.

14.3 The provisions of sections 561 and 562 of the Act shall not apply to the Company.

15 Transfer of shares

15.1 The directors shall register any transfer of shares made with the express written consent of the Controlling Shareholder.

15.2 Subject to Article 15.1, the directors may, in their absolute discretion, refuse to register the transfer of any share, and if they do so, the instrument of transfer must be returned to the transferee with the notice of refusal unless they suspect that the proposed transfer may be fraudulent. Model Article 26(5) shall not apply.

16 Procedure for declaring dividends

16.1 Except as otherwise provided by the rights attached to any shares from time to time, all dividends shall be paid to the holders of shares in proportion to the numbers of shares on which the dividend is paid held by them respectively.

16.2 Model Article 30(4) shall apply as if the words "the terms on which shares are issued" were deleted and replaced with the words "the rights attached to shares".

17 No interest on distributions

Model Article 32(a) shall apply as if the words "the terms on which the share was issued" were deleted and replaced with the words "the rights attached to the share".

18 Attendance and quorum at general meetings

18.1 Model Article 37(4) shall apply with the word "persons" substituted for the word "members".

18.2 Section 318 of the Act shall apply to determine the quorum required at a general meeting of the Company.

18.3 For the avoidance of doubt, if a quorum ceases to be present at a general meeting, no further business shall be transacted whilst the quorum is not present, but without prejudice to business transacted whilst the quorum was present or once the quorum returns.

19 Voting rights

19.1 On any resolution, whether at a meeting, on a poll or by written resolution, each member shall be entitled to one vote for every share held by him (subject as provided in the articles in respect of joint holders).

20 Communications

20.1 Subject as expressly provided in the articles, the company communications provisions (as defined in the Act) shall apply to any document or information authorised or required to be sent or supplied by the Company to any member or director or other person, or by any member or director or other person to the Company or by any member or director or other person to any other member or director or other person in each case for the purposes of the articles as they do to documents or information authorised or required to be sent or supplied by or to a company pursuant to the Companies Acts, subject as follows.

20.1.1 the provisions of section 1168 of the Act (Hard copy and electronic form and related expressions) shall apply as if the words "and the articles" were inserted after the words "the Companies Acts" in sections 1168(1) and 1168(7); and

20.1.2 section 1147 of the Act (Deemed delivery of documents and information) shall apply as if:

20.1.2.1 in section 1147(2) the words "or by airmail (whether in hard copy or electronic form) to an address outside the United Kingdom" were inserted after the words "in the United Kingdom" and the words "48 hours after its was posted" were replaced with the words "on the second working day after the date of posting where sent from the United Kingdom to an address in the United Kingdom by first class pre-paid inland post and on the fourth working day after the date of posting where sent by airmail";

20.1.2.2 in section 1147(3) the words "48 hours after it was sent" were deleted and replaced with the words "when sent, notwithstanding that the Company may be aware of the failure in delivery of such document or information."; and

20.1.2.3 section 1147(5) were replaced with the following:

"Where the document or information is sent or supplied by hand (whether in hard copy or electronic form) and the Company is able to show that it was properly addressed and sent at the cost of the Company, it is deemed to have been received by the intended recipient when delivered to the relevant address."; and

20.1.3 proof that a document or information sent by electronic means was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the document or information was properly addressed as required by section 1147(3) of the Act and that the document or information was sent or supplied.

20.2 Notice of a meeting of directors may be given to a director orally, or in any manner in which he has indicated he is willing to receive such notice.

20.3 Model Article 48 shall not apply.

21 Company seals

Model Article 49(4)(b) shall not apply.

22 Indemnities, insurance and funding of defence proceedings

22.1 This Article 22 shall have effect, and any indemnity provided by or pursuant to it shall apply, only to the extent permitted by, and subject to the restrictions of, the Act. It does not allow for or provide (to any extent) an indemnity which is more extensive than is permitted by the Act and any such indemnity is limited accordingly. This Article 22 is also without prejudice to any indemnity to which any person may otherwise be entitled.

22.2 The Company may indemnify every person who is a director or other officer (other than an auditor) of the Company out of the assets of the Company from and against any loss, liability or expense incurred by him or them in relation to the Company.

22.3 The Company may indemnify any person who is a director of a company that is a trustee of an occupational pension scheme (as defined in section 235(6) of the Act) out of the assets of the Company from and against any loss, liability or expense incurred by him or them in connection with such company's activities as trustee of the scheme.

22.4 The directors may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a director or other officer of the Company or of any associated company (as defined in section 256 of the Act) of the Company or a trustee of any pension fund or employee benefits trust for the benefit of any employee of the Company or of any associated company.

22.5 The directors may, subject to the provisions of the Act, exercise the powers conferred on them by sections 205 and 206 of the Act to:

22.5.1 provide funds to meet expenditure incurred or to be incurred in defending any proceedings, investigation or action referred to in those sections or in connection with an application for relief referred to in section 205; or

22.5.2 take any action to enable such expenditure not to be incurred.

22.6 Model Articles 52 and 53 shall not apply.

23 Limited liability

The liability of the members of the Company is limited to the amount for the time being (if any) unpaid of the shares held by them.

P Bats ETF.com, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS ETF.COM, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF MARCH, A.D. 2016, AT 6:54 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6001013 8100
SR# 20161922350

Authentication: 202056260
Date: 03-29-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:54 PM 03/28/2016
FILED 06:54 PM 03/28/2016
SR 20161922350 - File Number 6001013

CERTIFICATE OF INCORPORATION

OF

BATS ETF.COM, INC.

FIRST: The name of the corporation is Bats ETF.com, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("**Delaware Law**") as the same exists or may hereafter be amended.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The name and mailing address of the incorporator of the Corporation is:

Name	Mailing Address
Greg Steinberg	Bats Global Markets, Inc. 8050 Marshall Drive, Suite 120 Lenexa, Kansas 66214

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted under Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on this 28th day of March, 2016.

Greg Steinberg
Incorporator

BYLAWS

OF

BATS ETF.COM, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders for the purposes of electing directors and for the transaction of such other business as may come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors.

2.4. Notice of Meeting. Written notice stating the place, if any, day and hour of the meeting of stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of an adjournment need be given if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open to the examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum; Voting. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the corporation held by such stockholder. Any share of capital stock held by the corporation shall have no voting rights. Except as otherwise provided in the certificate of incorporation or these bylaws and subject to Delaware law, in all matters other than the election of directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in the President's absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by the stockholder's duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his or her name. Shares standing in the name of a fiduciary may be voted by the fiduciary, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his or her proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, the individual's vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.12. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.13. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers; Number; Election. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be two (2) or such other specific number as may be designated from time to time by resolution of the Board of Directors. Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes of the shares of capital stock of the corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his or her successor shall have been qualified and elected, or until his or her prior death, resignation or removal. Any director or the entire Board of Directors may be removed from office, with or without cause, at any time by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his or her written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by facsimile, e-mail or other electronic means, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in the President's absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which the director is a member at which action on any corporate matter is taken unless the director's dissent shall be entered in the minutes of the meeting or unless the director shall file a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission setting forth the action so taken, and the writing or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his or her successor shall have been duly elected or until his or her prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. The President shall, when present, preside at all meetings of the stockholders and of the Board of Directors. The President shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as the President shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. The President shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, the President may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in the President's place and stead. In general the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his or her death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his or her authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of

Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his or her stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which such person is so appointed to be an assistant, or as to which such person is so appointed to act, excerpt as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if the President is present, or in the President's absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in the President's absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.6.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

GENERAL PROVISIONS

7.1. Seal. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

7.2. Fiscal Year. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

7.3. Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the corporation shall be signed, endorsed or accepted in the name of the corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

7.4. Dividends. Subject to applicable law and the certificate of incorporation, dividends upon the shares of capital stock of the corporation may be declared by the Board of Directors ay any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the corporation's capital stock, unless otherwise provided by applicable law or the certificate of incorporation.

ARTICLE VIII.

AMENDMENTS

8.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of net less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

8.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no bylaw adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

R Bats Hotspot IB LLC

WRITTEN CONSENT IN LIEU OF
A SPECIAL MEETING
OF THE SOLE MANAGER
OF
BATS HOTSPOT IB LLC

November 1, 2016

The undersigned, being the sole Manager of Bats Hotspot IB LLC, an Illinois limited liability company (the "**Company**"), in lieu of holding a special meeting of the sole Manager of the Company, hereby adopts the following resolutions by written consent pursuant to Section 15-1 of the Illinois Limited Liability Company Act:

Appointment of Officers of the Company

RESOLVED, that each of the following persons be and hereby is elected to the office of the Company set forth opposite his name below, to hold office until the earlier election and qualification of his respective successor or until his earlier death, resignation or removal:

Name	**Office**
William Goodbody, Jr.	Chief Executive Officer
Derick Shupe	Chief Accounting Officer

General Authorization

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized on behalf of the Company to take any and all actions, to execute and deliver any and all documents, agreements and instruments and to take any and all steps deemed by any such officer to be necessary or desirable to carry out the purpose and intent of each of the foregoing resolution, and all actions heretofore taken by any of them in furtherance thereof are hereby ratified and confirmed in all respects.

[remainder of page intentionally left blank]

This Written Consent shall be filed with the minutes of the proceedings of the sole Manager of the Company. This Written Consent shall be effective as of the date first set forth above.

Chris Concannon

OFFICE OF THE SECRETARY OF STATE

JESSE WHITE • Secretary of State

0092618-3

11/01/2016

C T CORPORATION SYSTEM
208 SO LASALLE ST, SUITE 814
CHICAGO, IL 60604-1101

RE JAVELIN DERIVATIVES LLC

DEAR SIR OR MADAM:

ARTICLES OF AMENDMENT HAVE BEEN PLACED ON FILE, AND THE LIMITED LIABILITY COMPANY CREDITED WITH THE REQUIRED FILING FEE.

SINCERELY YOURS,

JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
LIMITED LIABILITY DIVISION
(217) 524-8008

Form **LLC-5.25**
May 2012

Secretary of State
Department of Business Services
Limited Liability Division
501 S. Second St., Rm. 351
Springfield, IL 62756
217-524-8008
www.cyberdriveillinois.com

Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.

Illinois
Limited Liability Company Act
Articles of Amendment

SUBMIT IN DUPLICATE
Type or print clearly.

Filing Fee: $150
Approved:

FILE # 00926183
This space for use by Secretary of State.

FILED
NOV - 1 2016
JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company Name: Javelin Derivatives LLC

2. Articles of Amendment effective on:
   ☒ the file date
   ☐ a later date (not to exceed 30 days after the file date) ____________ Month, Day, Year

3. Articles of organization are amended as follows (check applicable item(s) below):
   ☐ a) Admission of a new member (give name and address below)*
   ☒ b) Admission of a new manager (give name and address below)*
   ☐ c) Withdrawal of a member (give name below)*
   ☒ d) Withdrawal of a manager (give name below)*
   ☐ e) Change in address of the office at which the records required by Section 1-40 of the Act are kept (give new address, a P.O. Box alone or C/O is unacceptable.)
   ☐ f) Change of registered agent and/or registered agent's office (give new name and/or address below, *Address change to P.O. Box alone or C/O is unacceptable.*)
   ☒ g) Change in the Limited Liability Company's name (give new name below)
   ☐ h) Change in date of dissolution (state perpetual or date of dissolution below)
   ☐ i) Change in management structure (state change and new name(s) and address(es) below)
   ☐ j) Establish authority to issue series (fee $400, see NOTE)*
   ☐ k) Other (give information in space below)

* Changes in members/managers may, but are not required to be reported in an amendment to the Articles of Organization.

Additional Information:

Adding:

Chris Concannon

17 State Street, 31st Floor

New York, NY 10004

Withdrawing:

James W. Sullivan

443 Park Ave. S Ste 1000

New York, NY 10016

New Name of LLC (as changed): Bats Hotspot IB LLC

The name as changed must contain the words Limited Liability Company, LLC or L.L.C.

(continued)

4. The amendment was approved in accordance with Section 5-25 of the Illinois Limited Liability Company Act, and, if adopted by the managers, was approved by not less than the minimum number of managers necessary to approve the amendment, member action not being required; or, if adopted by the members, was approved by not less than the minimum number of members necessary to approve the amendment.

5. I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Amendment are to the best of my knowledge and belief, true, correct and complete.

Dated: October 31, 2016
Month/Day Year

Signature (Must comply with Section 5-45 of ILLCA)

Chris Conannon

Name and Title (type or print)

Manager

If the member or manager signing this document is a company or other entity, state Name of Company and whether it is a member or manager of the LLC.

NOTE:

The following paragraph is adopted when Item 3j is checked:

The operating agreement provides for the establishment of one or more series. When the company has filed a Certificate of Designation for each series, which is to have limited liability pursuant to Section 37-40 of the Illinois Limited Liability Company Act, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, and unless otherwise provided in the operating agreement, none of the debts, liabilities, obligations or expenses incurred, contracted for or otherwise existing with respect to this company generally or any other series thereof shall be enforceable against the assets of such series.

OFFICE OF THE SECRETARY OF STATE

JESSE WHITE • Secretary of State

00926183

11/01/2016

C T CORPORATION SYSTEM
208 SO LASALLE ST, SUITE 814
CHICAGO, IL 60604-1101

RE BATS HOTSPOT IB LLC

DEAR SIR OR MADAM:

STATEMENT OF CHANGE OF REGISTERED AGENT AND/OR REGISTERED AGENT ADDRESS HAS BEEN PLACED ON FILE AND THE LIMITED LIABILITY COMPANY CREDITED WITH THE REQUIRED FILING FEE.

SINCERELY YOURS,

JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
LIMITED LIABILITY DIVISION
(217) 524-8008

Form **LLC-1.36/1.37** May 2012 **Secretary of State** Department of Business Services Limited Liability Division 501 S. Second St., Rm. 351 Springfield, IL 62756 217-524-8008 www.cyberdriveillinois.com **Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.**	Illinois Limited Liability Company Act **Statement of Change of Registered Agent and/or Registered Office** SUBMIT IN DUPLICATE Type or print clearly. This space for use by Secretary of State. **Filing Fee: $25** **Penalty (See Note 1 on page 2.):** **Approved:**	FILE # 00926183 This space for use by Secretary of State. **FILED** NOV - 1 2016 **JESSE WHITE SECRETARY OF STATE**

1. Limited Liability Company Name: Bats Hotspot IB LLC

2. Name and Address of Registered Agent and Registered Office as they appear on the records of the Office of the Secretary of State (before change):

Registered Agent: Illinois Corporation Service Company
(First Name / Middle Name / Last Name)

Registered Office: 801 Adlai Stevenson Drive
(Number / Street / Suite No. (P.O. Box alone is unacceptable))

Springfield IL 62703
(City / ZIP Code)

3. Name and Address of Registered Agent and Registered Office shall be (after all changes herein reported):

Registered Agent: C T Corporation System
(First Name / Middle Name / Last Name)

Registered Office: 208, South LaSalle Street, Suite 814
(Number / Street / Suite No. (P.O. Box alone is unacceptable))

Chicago IL 60604
(City / ZIP Code)

Note: The registered agent must reside in Illinois. If the agent is a business entity, it must be authorized to act as agent in this state.

4. The address of the registered office and the address of the business office of the registered agent, as changed, will be identical.

5. The above change was authorized by: (check one box only)
   a. ☑ the members or managers. (See Note 5 on page 2.)
   b. ☐ action of the registered agent. (See Note 6 on page 2.)

SEE REVERSE FOR SIGNATURE(S).

6. **If the change to the registered agent or registered office is authorized by the members or managers, sign here. (See Note 5 below.)**

The undersigned affirms, under penalties of perjury, having authority to sign hereto, that this statement to change the registered agent or address is to the best of my knowledge and belief, true, correct and complete.

Dated October 31, 2016
Month/Day Year

[signature]
Signature

Chris Concannon Manager
Name and Title (type or print)

____
If the member or manager signing this document is a company or other entity, state name of company and indicate whether it is a member or manager of the Limited Liability Company.

If change of registered office by registered agent, sign here. (See Note 6 below.)

The undersigned, under penalties of perjury, affirms that the facts stated herein are true, correct and complete.

Dated _______________, _______________
Month/Day Year

____
Signature of Registered Agent of Record

____
Name and Title (type or print)
If registered agent is a business entity, name and title of officer who is signing on its behalf.

NOTES

1. A $300 penalty applies when the Limited Liability Company fails to appoint and maintain a registered agent in Illinois within 60 days of notification of the Secretary of State by the resigning registered agent.
2. The registered office may, but need not be, the same as the principal office of the Limited Liability Company; however, the registered office and the office address of the registered agent must be the same.
3. The registered office must include an Illinois street or road address (P.O. Box alone is unacceptable).
4. A Limited Liability Company cannot act as its own registered agent.
5. Any change of registered agent effected by the Limited Liability Company must be authorized by the members or managers.
6. The registered agent may report a change of the registered office address of the Limited Liability Company for which he/she is a registered agent. When the agent reports such a change, this statement must be signed by the registered agent. If a business entity is acting as the registered agent, an authorized person must sign this statement.

JAVELIN DERIVATIVE, LLC
CONSENT OF SOLE MEMBER

Dated September 23, 2016

Pursuant to Section 15-1 of the
Illinois Limited Liability Company Act

The undersigned being the sole member of Javelin Derivatives, LLC, an Illinois limited liability company (the "Company"), hereby waives notice of an annual meeting of the sole member of the Company, and does hereby consent to the following resolutions:

RESOLVED, the Sole Member of the Company deems it to be in the best interest of the Company to enter into the Purchase Agreement among Bats Hotspot Holdings, LLC, Javelin Capital Markets, LLC, the Company, LLC and Javelin SEF, LLC ("Purchase Agreement") and all Ancillary Agreements, as defined in the Purchase Agreement, for the sale of all of the outstanding membership interests of the Company;

FURTHER RESOLVED, that the Company enter into and carry out the terms of the Purchase Agreement substantially in the form as reviewed by the Sole Member, except that such document may embody such changes in any of the forms, terms and provisions thereof, and such changes, amendments and modifications thereto as may be approved by the officer or officers executing the same, such approval to be conclusively evidenced by the execution and delivery thereof;

FURTHER RESOLVED, that the Company, as appropriate from time to time, enter into and carry out the terms of any and all other documents, certificates and instruments in connection with the Purchase Agreement, including, without limitation, the Ancillary Agreements, all substantially in the form as contemplated by the Purchase Agreement or Ancillary Agreements, as appropriate, except that such documents, certificates and instruments may embody such changes in any of the forms, terms and provisions thereof, and thereafter such changes, amendments and modifications thereto, as may be approved by the officer and officers executing the same, such approval to be conclusively evidenced by the execution and delivery thereof;

FURTHER RESOLVED, that the form, terms and provisions of, and the transactions provided for by, the Purchase Agreement, the Ancillary Agreements and any documents, certificates and instruments contemplated thereby or hereby be, and hereby are, approved, including, without limitation, all past acts in connection with the negotiation, preparation, execution and delivery of the Purchase Agreement and Ancillary Agreements be, and hereby are, approved, adopted and ratified;

FURTHER RESOLVED, that the officers of the Company are, and each of them acting singly hereby is, authorized, empowered and directed to execute and deliver, from time to time as appropriate, the Purchase Agreement, the Ancillary Agreements and any other documents, certificates and instruments contemplated thereby or hereby;

RESOLVED FURTHER, that the officers of the Company be, and each of them acting singly hereby is, authorized, empowered and directed to take or cause to be taken all such further action and to sign, execute, acknowledge, certify, attest, deliver, accept, record and file all such further documents, certificates and instruments in the name and on behalf of the Company as such officer, in such officer's sole discretion, may determine to be necessary, desirable or advisable to fulfill the intent and accomplish the purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such further action or the execution and delivery of any such further document;

FURTHER RESOLVED, that any arrangements, security agreements, guaranties, or other agreements, instruments or documents executed pursuant to these resolutions by the Chief Executive Officer, or any other officer of the Company or by an employee of the Company acting pursuant to delegation of authority, may be attested by any officer of the Company under the corporate seal of the Company and may contain such terms and provisions as the person executing the same shall, in his or her sole discretion, determine; and

FURTHER REVOLVED, that all acts and deeds heretofore done by any director, officer(s), or agent(s) of the Company for and on behalf of the Company in entering into, executing, acknowledging or attesting any arrangements, agreements, guaranties, or other agreements, instruments or documents, or in carrying out the terms and intention of these resolutions, are hereby ratified, approved and confirmed.

JAVELIN CAPITAL MARKETS, LLC

____

By: John W. Sullivan
Its: Chief Executive Officer

Being the sole member of the Company

OFFICE OF THE SECRETARY OF STATE

JESSE WHITE • Secretary of State

0092618-3

11/01/2016

C T CORPORATION SYSTEM
208 SO LASALLE ST, SUITE 814
CHICAGO, IL 60604-1101

RE JAVELIN DERIVATIVES LLC

DEAR SIR OR MADAM:

ARTICLES OF AMENDMENT HAVE BEEN PLACED ON FILE, AND THE LIMITED LIABILITY COMPANY CREDITED WITH THE REQUIRED FILING FEE.

SINCERELY YOURS,

JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
LIMITED LIABILITY DIVISION
(217) 524-8008

Form **LLC-5.25**
May 2012

Secretary of State
Department of Business Services
Limited Liability Division
501 S. Second St., Rm. 351
Springfield, IL 62756
217-524-8008
www.cyberdriveillinois.com

Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.

Illinois
Limited Liability Company Act
Articles of Amendment

SUBMIT IN DUPLICATE
Type or print clearly.

Filing Fee: $150
Approved:

FILE # 00926183
This space for use by Secretary of State.

FILED
NOV - 1 2016
JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company Name: Javelin Derivatives LLC

2. Articles of Amendment effective on:
   - ☒ the file date
   - ☐ a later date (not to exceed 30 days after the file date) ______________ Month, Day, Year

3. Articles of organization are amended as follows (check applicable item(s) below):
   - ☐ a) Admission of a new member (give name and address below)*
   - ☒ b) Admission of a new manager (give name and address below)*
   - ☐ c) Withdrawal of a member (give name below)*
   - ☒ d) Withdrawal of a manager (give name below)*
   - ☐ e) Change in address of the office at which the records required by Section 1-40 of the Act are kept (give new address, a P.O. Box alone or C/O is unacceptable.)
   - ☐ f) Change of registered agent and/or registered agent's office (give new name and/or address below, *Address change to P.O. Box alone or C/O is unacceptable.)*
   - ☒ g) Change in the Limited Liability Company's name (give new name below)
   - ☐ h) Change in date of dissolution (state perpetual or date of dissolution below)
   - ☐ i) Change in management structure (state change and new name(s) and address(es) below)
   - ☐ j) Establish authority to issue series (fee $400, see NOTE)*
   - ☐ k) Other (give information in space below)

* Changes in members/managers may, but are not required to be reported in an amendment to the Articles of Organization.

Additional Information:

Adding:	Withdrawing:
Chris Concannon	James W. Sullivan
	443 Park Ave. S Ste 1000
17 State Street, 31st Floor	New York, NY 10016
New York, NY 10004	

New Name of LLC (as changed): Bats Hotspot IB LLC

The name as changed must contain the words Limited Liability Company, LLC or L.L.C.

(continued)

4. The amendment was approved in accordance with Section 5-25 of the Illinois Limited Liability Company Act, and, if adopted by the managers, was approved by not less than the minimum number of managers necessary to approve the amendment, member action not being required; or, if adopted by the members, was approved by not less than the minimum number of members necessary to approve the amendment.

5. I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Amendment are to the best of my knowledge and belief, true, correct and complete.

Dated: October 31, 2016
Month/Day Year

Signature (Must comply with Section 5-45 of ILLCA.)

Chris Conannon
Name and Title (type or print)

Manager
If the member or manager signing this document is a company or other entity, state Name of Company and whether it is a member or manager of the LLC.

NOTE:

The following paragraph is adopted when item 3j is checked:

The operating agreement provides for the establishment of one or more series. When the company has filed a Certificate of Designation for each series, which is to have limited liability pursuant to Section 37-40 of the Illinois Limited Liability Company Act, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, and unless otherwise provided in the operating agreement, none of the debts, liabilities, obligations or expenses incurred, contracted for or otherwise existing with respect to this company generally or any other series thereof shall be enforceable against the assets of such series.

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS ALBANY, NY 12231-0001

FILING RECEIPT

===

ENTITY NAME: AR & T FUTURES, LLC

DOCUMENT TYPE: CHANGE (FOR LLC) COUNTY: NEWY
PROCESS REG.AGENT

===

FILED:03/13/2014 DURATION:********* CASH#:140313000828 FILM #:140313000775

FILER:

JAMES CAWLEY
443 PARK AVENUE SOUTH
10TH FLOOR
NEW YORK, NY 10016

ADDRESS FOR PROCESS:

THE LLC
80 STATE STREET
ALBANY, NY 12207-2543

REGISTERED AGENT:

CORPORATION SERVICE COMPANY
80 STATE STREET
ALBANY, NY 12207-2543

===

SERVICE COMPANY: CORPORATION SERVICE COMPANY - 45 SERVICE CODE: 45

FEES	30.00	PAYMENTS	30.00
FILING	30.00	CASH	0.00
TAX	0.00	CHECK	0.00
CERT	0.00	CHARGE	0.00
COPIES	0.00	DRAWDOWN	30.00
HANDLING	0.00	OPAL	0.00
		REFUND	0.00

===

041479AJC DOS-1025 (04/2007)

OFFICE OF THE SECRETARY OF STATE

JESSE WHITE • Secretary of State

0092618-3

02/27/2014

ILLINOIS CORPORATION SERVICE C
801 ADLAI STEVENSON DRIVE
SPRINGFIELD, IL 62703-4261

RE AR & T FUTURES, LLC

DEAR SIR OR MADAM:

APPLICATION FOR AMENDMENT HAS BEEN PLACED ON FILE, AND THE LIMITED LIABILITY COMPANY CREDITED WITH THE REQUIRED FILING FEE.

SINCERELY YOURS,

Jesse White

JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
LIMITED LIABILITY DIVISION
(217) 524-8008

Form **LLC-5.25**
May 2012

Secretary of State
Department of Business Services
Limited Liability Division
501 S. Second St., Rm. 351
Springfield, IL 62756
217-524-8008
www.cyberdriveillinois.com

Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.

Illinois
Limited Liability Company Act
Articles of Amendment

SUBMIT IN DUPLICATE
Type or print clearly.

This space for use by Secretary of State.

Filing Fee: $150
Approved: [signature]

FILE # 009 26183
This space for use by Secretary of State.

FILED
FEB 27 2014
JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company Name: AR & T Futures, LLC

2. Articles of Amendment effective on:
   - ☑ the file date
   - ☐ a later date (not to exceed 30 days after the file date) ______ Month, Day, Year

3. Articles of organization are amended as follows (check applicable item(s) below):
   - ☐ a) Admission of a new member (give name and address below)*
   - ☑ b) Admission of a new manager (give name and address below)*
   - ☐ c) Withdrawal of a member (give name below)*
   - ☑ d) Withdrawal of a manager (give name below)*
   - ☑ e) Change in address of the office at which the records required by Section 1-40 of the Act are kept (give new address, a P.O. Box alone or C/O is unacceptable.)
   - ☑ f) Change of registered agent and/or registered agent's office (give new name and/or address below, *Address change to P.O. box alone or c/o is unacceptable.)*
   - ☑ g) Change in the Limited Liability Company's name (give new name below)
   - ☐ h) Change in date of dissolution or other events of dissolution enumerated in Item 6 of the Articles of Organization
   - ☐ i) Other (give information in space below)
   - ☐ j) Establish authority to issue series (see back filing fee $400)*

* Changes in members/managers may, but are not required to be reported in an amendment to the Articles of Organization.

Additional information:
On February 18, 2014, Javelin Capital Markets, LLC purchased AR&T Futures, LLC from Arbor Research Holdings, LLC ("Sale of AR & T Futures"). As a result the Sale of AR & T Futures:

(b) James Cawley is admitted as a new Manager; - 443 Park Avenue South - 10th Floor - New York - NY 10016

(d) James Stevens, Fred Handler and Christopher Heller have withdrawn as Managers;
(e) The address at which records required by Section 1-40 of the Act will be kept at 443 Park Avenue South, 10th Floor, New York, NY 10016; and
(f) Registered agent – Illinois Corporation Service Company, 801 Adlai Stevenson Drive, Springfield, IL 62703.

New Name of LLC (as changed): Javelin Derivatives, LLC
The name as changed must contain the words Limited Liability Company, LLC or L.L.C.

(continued)

4. The amendment was approved in accordance with Section 5-25 of the Illinois Limited Liability Company Act, and, if adopted by the managers, was approved by not less than the minimum number of managers necessary to approve the amendment, member action not being required; or, if adopted by the members, was approved by not less than the minimum number of members necessary to approve the amendment.

5. I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Amendment are to the best of my knowledge and belief, true, correct and complete.

Dated: February 19, 2014
Month/Day Year

Signature (Must comply with Section 5-45 of ILLCA.)

James Cawley, Manager
Name and Title (type or print)

Javelin Derivatives, LLC
If the member or manager signing this document is a company or other entity, state Name of Company and whether it is a member or manager of the LLC.

*** The following paragraph is adopted when Item 3j is checked:**

The operating agreement provides for the establishment of one or more series. When the company has filed a Certificate of Designation for each series, which is to have limited liability pursuant to Section 37-40 of the Illinois Limited Liability Company Act, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, and unless otherwise provided in the operating agreement, none of the debts, liabilities, obligations or expenses incurred, contracted for or otherwise existing with respect to this company generally or any other series thereof shall be enforceable against the assets of such series.

State of New York } ss:
Department of State }

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on **October 13, 2005**

Special Deputy Secretary of State

DOS-1266 (9/05)

F0510130000767

CSC 45
DRAW DOWN

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
41 State Street
Albany, NY 12231
www.dos.state.ny

APPLICATION FOR AUTHORITY
OF

AR & T FUTURES, LLC
(Insert name of Foreign Limited Liability Company)

Under Section 802 of the Limited Liability Company Law

FIRST: The name of the limited liability company is: AR & T Futures, LLC

If the name does not contain a required word or abbreviation pursuant to Section 204 of the Limited Liability Company Law, the following word or abbreviation is added to the name for use in this state:

(Do not complete this section unless the limited liability company's true name is not available pursuant to §204 of the Limited Liability Company Law.) The fictitious name under which the limited liability company will do business in New York is:

SECOND: The jurisdiction of organization of the limited liability company is: Illinois. The date of its organization is: May 23, 2003.

THIRD: The county within this state in which the office, or if more than one office, the principal office of the limited liability company is to be located is: New York.
(A county in New York State must be stated. Please note that the limited liability company is not required to have an actual physical office in this state.)

FOURTH: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process served against him or her is:
c/o Corporation Service Company, 80 State Street, Albany, New York 12207

/

FIFTH: (Complete the statement that applies)

The address of the office required to be maintained in the jurisdiction of its formation is: 1000 Hart Road, Suite 260, Barrington, IL 60010

No office is required to be maintained in the jurisdiction of its formation. The address of the principal office of the limited liability company is:

SIXTH: The foreign limited liability company is in existence in its jurisdiction of formation at the time of filing of this application.

SEVENTH: The name and address of the Secretary of State or other authorized official in its jurisdiction of organization where a copy of its articles of organization is filed is: Illinois Secretary of State, 501 S. 2nd St., Springfield, IL 62756

X [signature]
(Signature)

Christopher Heller
(Type or print name)

Manager
(Title or capacity of signer)

Please Note: A certificate of existence or, if no such certificate is issued by the jurisdiction of formation, a certified copy of the articles of organization of the limited liability company and all subsequent amendments therefore, or if no articles of organization have been filed, a certified copy of the certificate filed as its organizational base and all amendments thereto, must be attached to the application for authority when submitted for filing. If such certificate or certified copy is in a foreign language, a translation in English thereto under oath of the translator shall be attached.

File Number 0092618-3

STATE OF ILLINOIS
OFFICE OF THE SECRETARY OF STATE

To all to whom these Presents Shall Come, Greeting:

I, Jesse White, Secretary of State of the State of Illinois, do hereby certify that

AR & T FUTURES, LLC,
HAVING ORGANIZED IN THE STATE OF ILLINOIS ON MAY 23, 2003, APPEARS TO HAVE COMPLIED WITH ALL PROVISIONS OF THE LIMITED LIABILITY COMPANY ACT OF THIS STATE RELATING TO THE FILING OF THE ARTICLES AND PAYMENT, AND IS ORGANIZED TO TRANSACT BUSINESS IN THE STATE OF ILLINOIS.

In Testimony Whereof, *I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, this* 12TH *day of* OCTOBER *A.D.* 2005

Jesse White

SECRETARY OF STATE

C-260.2

3

CSC 45 DRAW DOWN

F 051013000 760

APPLICATION FOR AUTHORITY
OF

AR & T FUTURES, LLC
(Insert name of Foreign Limited Liability Company)

Under Section 802 of the Limited Liability Company Law

Filed by: Christopher Heller
(Name)
1000 Hart Rd Suite 260
(Mailing address)
BARRINGTON IL 60010
(City, State and Zip code)
Cust Ref 645801MRT

NOTE. This form was prepared by the New York State Department of State for filing an application for authority for a foreign limited liability company to conduct business in New York State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal supply stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The certificate must be submitted with a $250 filing fee made payable to the Department of State.

(For office use only)

ICC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED OCT 13 2005
TAX $ 0
BY: KT

RECEIVED 2005 OCT 13 PM 12:01

FILED 2005 OCT 13 PM 2:29

811

4

X

DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

DATE OF THIS NOTICE: 06-25-2003
NUMBER OF THIS NOTICE: CP 575 E
EMPLOYER IDENTIFICATION NUMBER: 32-0080737
FORM: SS-4 NOBOD

FOR ASSISTANCE CALL US AT:
1-800-829-0115

OR WRITE TO THE ADDRESS
SHOWN AT THE TOP LEFT.

IF YOU WRITE, ATTACH THE
STUB OF THIS NOTICE.

AR & T FUTURES LLC
1000 HART RD STE 260
BARRINGTON IL 60010

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER (EIN)

Thank you for your Form SS-4, Application for Employer Identification Number (EIN). We assigned you EIN 32-0080737. This EIN will identify your business account, tax returns, and documents even if you have no employees. Please keep this notice in your permanent records.

Use your complete name and EIN shown above on all federal tax forms, payments and related correspondence. If you use any variation of your name or EIN, it may cause a delay in processing and may result in incorrect information in your account. It also could cause you to be assigned more than one EIN.

If you want to apply to receive a ruling or a determination letter recognizing your organization as tax exempt, and have not already done so, you should file Form 1023/1024, Application for Recognition of Exemption, with the IRS Ohio Key District Office. Publication 557, Tax Exempt Status for Your Organization, is available at most IRS offices and has details on how you can apply .

Harris Acc # 023000 6283

JUN-19-2003 08:33 P.01/01

Form **SS-4** (2)
(Rev. December 2001)
Department of the Treasury
Internal Revenue Service

Application for Employer Identification Number

(For use by employers, corporations, partnerships, trusts, estates, churches, government agencies, Indian tribal entities, certain individuals, and others.)
▶ See separate instructions for each line. ▶ Keep a copy for your records.

EIN

OMB No. 1545-0003

Type or print clearly.

1 Legal name of entity (or individual) for whom the EIN is being requested
AR & T FUTURES, LLC — EIN 32-0080737

2 Trade name of business (if different from name on line 1)

3 Executor, trustee, "care of" name

4a Mailing address (room, apt., suite no. and street, or P.O. box)
1000 HART ROAD, SUITE 280

5a Street address (if different) (Do not enter a P.O. box.)

4b City, state, and ZIP code
BARRINGTON, ILLINOIS 60010

5b City, state, and ZIP code

6 County and state where principal business is located
LAKE COUNTY, ILLINOIS

7a Name of principal officer, general partner, grantor, owner, or trustor
ARBOR RESEARCH HOLDINGS, INC.

7b SSN, ITIN, or EIN
20-0002239

8a Type of entity (check only one box)
☐ Sole proprietor (SSN)
☐ Partnership
☐ Corporation (enter form number to be filed) ▶
☐ Personal service corp.
☐ Church or church-controlled organization
☐ Other nonprofit organization (specify) ▶
☒ Other (specify) ▶ LLC DISREGARDED SEPARATE FROM ITS OWNER– DIVISION
☐ Estate (SSN of decedent)
☐ Plan administrator (SSN)
☐ Trust (SSN of grantor)
☐ National Guard ☐ State/local government
☐ Farmers' cooperative ☐ Federal government/military
☐ REMIC ☐ Indian tribal governments/enterprises
Group Exemption Number (GEN) ▶

8b If a corporation, name the state or foreign country (if applicable) where incorporated — State — Foreign country

9 Reason for applying (check only one box)
☒ Started new business (specify type) ▶ FINANCIAL INVESTMENT ACTIVITIES
☐ Hired employees (Check the box and see line 12.)
☐ Compliance with IRS withholding regulations
☐ Other (specify) ▶
☐ Banking purpose (specify purpose) ▶
☐ Changed type of organization (specify new type) ▶
☐ Purchased going business
☐ Created a trust (specify type) ▶
☐ Created a pension plan (specify type) ▶

10 Date business started or acquired (month, day, year)
MAY 23, 2003

11 Closing month of accounting year
DECEMBER

12 First date wages or annuities were paid or will be paid (month, day, year). Note: *If the applicant is a withholding agent, enter date income will first be paid to nonresident alien. (month, day, year)* ▶ N/A

13 Highest number of employees expected in the next 12 months. Note: *If the applicant does not expect to have any employees during the period, enter "-0-".* ▶

Agricultural	Household	Other
0	0	0

14 Check one box that best describes the principal activity of your business.
☒ Construction ☐ Rental & leasing ☐ Transportation & warehousing ☐ Health care & social assistance ☐ Wholesale-agent/broker
☒ Real estate ☐ Manufacturing ☐ Finance & insurance ☐ Accommodation & food service ☐ Wholesale-other ☐ Retail
☒ Other (specify) FINANCIAL INVESTMENT ACTIVITIES

15 Indicate principal line of merchandise sold; specific construction work done; products produced; or services provided.
FINANCIAL INVESTMENT ACTIVITIES

16a Has the applicant ever applied for an employer identification number for this or any other business? ☐ Yes ☒ No
Note: *If "Yes," please complete lines 16b and 16c.*

16b If you checked "Yes" on line 16a, give applicant's legal name and trade name shown on prior application if different from line 1 or 2 above.
Legal name ▶ Trade name ▶

16c Approximate date when, and city and state where, the application was filed. Enter previous employer identification number if known.
Approximate date when filed (mo., day, year) — City and state where filed — Previous EIN

Third Party Designee
Complete this section only if you want to authorize the named individual to receive the entity's EIN and answer questions about the completion of this form.
Designee's name: NANCY A. JOHNSON — Designee's telephone number (include area code): 312-750-3810
Address and ZIP code: ROSS & HARDIES, 150 N. MICHIGAN AVE., # 2500, CHICAGO, IL 60601-7567 — Designee's fax number (include area code): 312-920-6597

Under penalties of perjury, I declare that I have examined this application, and to the best of my knowledge and belief, it is true, correct, and complete.
ARBOR RESEARCH HOLDINGS, INC., MEMBER
Name and title (type or print clearly) ▶ BY: JAMES STEVENS, PRESIDENT
Applicant's telephone number (include area code): 847-756-3524
Applicant's fax number (include area code):

Signature ▶ [signature] Date ▶ 6-5-03

For Privacy Act and Paperwork Reduction Act Notice, see separate instructions. Cat. No. 16055N Form **SS-4** (Rev. 12-2001)

TOTAL P.01

OFFICE OF THE SECRETARY OF STATE

JESSE WHITE • Secretary of State

MAY 23, 2003 0092618-3

BRET R KLEMETSON
150 N MICHIGAN AVE SUITE 2500
CHICAGO, IL 60601-0000

RE AR & T FUTURES, LLC

DEAR SIR OR MADAM:

IT HAS BEEN OUR PLEASURE TO APPROVE AND PLACE ON RECORD THE ARTICLES OF ORGANIZATION THAT CREATED YOUR LIMITED LIABILITY COMPANY. WE EXTEND OUR BEST WISHES FOR SUCCESS IN YOUR NEW VENTURE.

THE LIMITED LIABILITY COMPANY MUST FILE AN ANNUAL REPORT PRIOR TO THE FIRST DAY OF ITS ANNIVERSARY MONTH NEXT YEAR. A PRE-PRINTED ANNUAL REPORT FORM WILL BE SENT TO THE REGISTERED AGENT AT THE ADDRESS SHOWN ON THE RECORDS OF THIS OFFICE APPROXIMATELY 60 DAYS PRIOR TO ITS ANNIVERSARY MONTH.

DUE TO STATUTORY CHANGES IN THE LIMITED LIABILITY COMPANY ACT, CERTIFICATES OF ORGANIZATION WILL NO LONGER BE ISSUED WITH THE ARTICLES OF ORGANIZATION.

SINCERELY YOURS,

Jesse White

JESSE WHITE
SECRETARY OF STATE

DEPARTMENT OF BUSINESS SERVICES
LIMITED LIABILITY COMPANY DIVISION
TELEPHONE (217)524-8008

JW:LLC

Form **LLC-5.5**
January 2000

Jesse White
Secretary of State
Department of Business Services
Limited Liability Company Division
Room 359, Howlett Building
Springfield, IL 62756
http://www.sos.state.il.us

Payment must be made by certified check, cashier's check, Illinois attorney's check, Illinois C.P.A.'s check or money order, payable to "Secretary of State."

Illinois
Limited Liability Company Act
Articles of Organization

SUBMIT IN DUPLICATE
Must be typewritten

This space for use by Secretary of State

Date May 23, 2003
Assigned File # 0092-418-3
Filing Fee $400.00
Approved:

This space for use by Secretary of State

FILED
MAY 23 2003
LIMITED LIABILITY CO. DIV.
JESSE WHITE
SECRETARY OF STATE

1. Limited Liability Company Name: AR & T Futures, LLC

(The LLC name must contain the words limited liability company, L.L.C. or LLC and cannot contain the terms corporation, corp., incorporated, inc., ltd., co., limited partnership, or L.P.)

2. If transacting business under an assumed name, complete and attach Form LLC-1.20.

3. The address of its principal place of business: (Post office box alone and c/o are unacceptable.)
1000 Hart Road, Suite 260, Barrington, IL 60610

4. The Articles of Organization are effective on: (Check one)

a) x the filing date, or b) ______ another date later than but not more than 60 days subsequent to the filing date: ______________ (month, day, year)

5. The registered agent's name and registered office address is:

Registered agent:	Bret	R.	Klemetson
	First Name	Middle Initial	Last Name
Registered Office:	150 N. Michigan Avenue, Suite 2500		
(P.O. Box and	Number	Street	Suite #
c/o are unacceptable)	Chicago	60601	Cook
	City	ZIP Code	County

6. Purpose or purposes for which the LLC is organized: Include the business code # (IRS Form 1065).
(If not sufficient space to cover this point, add one or more sheets of this size.)

"The transaction of any or all lawful business for which limited liability companies may be organized under this Act."
Business Code: 523900

7. The latest date, if any, upon which the company is to dissolve perpetual
(month, day, year)

Any other events of dissolution enumerated on an attachment. (Optional)

8. Other provisions for the regulation of the internal affairs of the LLC per Section 5-5 (a) (8) included as attachment:
If yes, state the provisions(s) from the ILLCA. ☐ Yes ☒ No

9. a) Management is by manager(s): ☒ Yes ☐ No
If yes, list names and business addresses.

James R. Stevens
1000 Hart Road, Suite 260
Barrington, IL 60010

Fred Handler
1000 Hart Road, Suite 260
Barrington, IL 60010

Christopher Heller
1000 Hart Road, Suite 260
Barrington, IL 60010

b) Management is vested in the member(s): ☐ Yes ☒ No
If yes, list names and addresses.

10. I affirm, under penalties of perjury, having authority to sign hereto, that these articles of organization are to the best of my knowledge and belief, true, correct and complete.

Dated May 19 (Month/Day), 2003 (Year)

Signature(s) and Name(s) of Organizer(s)	Business Address(es)
1. [signature] *Signature*	1. 150 N. Michigan Avenue, Suite 2600 *Number Street*
Bret R. Klemetson *(Type or print name and title)*	Chicago *City/Town*
(Name if a corporation or other entity)	Illinois *State* 60610 *ZIP Code*
2. *Signature*	2. *Number Street*
(Type or print name and title)	*City/Town*
(Name if a corporation or other entity)	*State* *ZIP Code*
3. *Signature*	3. *Number Street*
(Type or print name and title)	*City/Town*
(Name if a corporation or other entity)	*State* *ZIP Code*

(Signatures must be in ink on an original document. Carbon copy, photocopy or rubber stamp signatures may only be used on conformed copies.)

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS　　　　ALBANY, NY 12231-0001

FILING RECEIPT

ENTITY NAME: JAVELIN DERIVATIVES, LLC

DOCUMENT TYPE: AMENDMENT (FOR LLC)　　　　COUNTY: NEWY
NAME

FILED:03/12/2014 DURATION:********* CASH#:140312000360 FILM #:140312000342

FILER:

JAMES CAWLEY
443 PARK AVENUE SOUTH 10TH FL

NEW YORK, NY 10016

ADDRESS FOR PROCESS:

REGISTERED AGENT:

SERVICE COMPANY: CORPORATION SERVICE COMPANY - 45　　　　SERVICE CODE: 45

FEES	95.00	PAYMENTS	95.00
FILING	60.00	CASH	0.00
TAX	0.00	CHECK	0.00
CERT	0.00	CHARGE	0.00
COPIES	10.00	DRAWDOWN	95.00
HANDLING	25.00	OPAL	0.00
		REFUND	0.00

041479AJC　　　　DOS-1025 (04/2007)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

WITNESS my hand and official seal of the Department of State, at the City of Albany, on March 13, 2014.

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/13

SSC 45
DOWN

140312000342

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
One Commerce Plaza, 99 Washington Avenue
Albany, NY 12231
www.dos.ny.gov

CERTIFICATE OF AMENDMENT
OF

AR & T Futures, LLC

(Insert Name of Foreign Limited Liability Company)

Under Section 804 of the Limited Liability Company Law

FIRST: The name of the limited liability company as it appears on the index of names in the Department of State is:
AR & T Futures, LLC

If applicable, the fictitious name the foreign limited liability company has agreed to use in this state is: N/A

SECOND: The jurisdiction of organization of the limited liability company is:
Illinois

THIRD: The date on which its application for authority to do business in this state was filed with the Department of State is:
October 13, 2005

FOURTH: The application for authority is amended as follows (if the true name of the foreign limited liability company is to be changed, set forth a statement that the change of name has been effected under the laws of the jurisdiction of its formation and the date the change was so effected):

(A) Paragraph First of the Application for Authority is amended to read as follows:
The name of the foreign limited liability company is Javelin Derivatives, LLC. Effective February 27, 2014 the name of the foreign limited liability company was changed in Illinois.

(B) Paragraph _____ of the Application for Authority is amended to read as follows:

X [signature]
(Signature)

James Cawley
(Type or print name)

Capacity of signer *(Check appropriate box)*:

☐ Member
☒ Manager
☐ Authorized Person

140312000342

380 45
DOWN

342

CERTIFICATE OF AMENDMENT
OF

AR & T Futures, LLC
(Insert Name of Foreign Limited Liability Company)

Under Section 804 of the Limited Liability Company Law

Filed by: James Cawley
(Name)
443 Park Avenue South, 10th Fl
(Mailing address)
New York, NY 10016
(City, State and ZIP code)

Cust Ref 041479AJC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED MAR 12 2014
TAX $ 0
BY:

NOTE: This form was prepared by the New York State Department of State for filing a certificate of amendment for a foreign limited liability company. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal supply stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The certificate must be submitted with a $60 filing fee made payable to the Department of State.

2014 MAR 12 PM 2:07
FILED

(For office use only)

RECEIVED
2014 MAR 12 AM 9:18

360

S Bats Hotspot SEF LLC

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company Number 10471829

The Registrar of Companies for England and Wales hereby certifies that under the Companies Act 2006:

BATS WORLDWIDE HOLDINGS (TWO) LIMITED

a company incorporated as private limited by shares, having its registered office situated in England and Wales, has changed its name to:

BATS WORLDWIDE HOLDINGS LIMITED

Given at Companies House on **22nd November 2016.**

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

Companies House

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS HOTSPOT SEF LLC", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF FEBRUARY, A.D. 2016, AT 9:07 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

5739904 8100
SR# 20160942100

Authentication: 201871606
Date: 02-23-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:07 AM 02/19/2016
FILED 09:07 AM 02/19/2016
SR 20160942100 - File Number 5739904

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: BATS HOTSPOT SEF LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

ARTICLE I
The name of the "Company" is: Bats Hotspot SEF LLC.
(the "Company").

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 12th day of February, A.D. 2016.

By: BATS Hotspot Holdings LLC

By: [signature] President
Authorized Person(s)

Name: Chris Concannon
Print or Type

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF

BATS HOTSPOT SEF LLC

The undersigned has executed and is filing this Certificate of Formation for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act of the State of Delaware.

ARTICLE I

The name of the limited liability company is BATS Hotspot SEF LLC (the "Company").

ARTICLE II

The registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 1st day of May, 2015.

Chris Concannon, Authorized Person

T Bats Worldwide Holdings Limited

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **10471829**

The Registrar of Companies for England and Wales, hereby certifies that

BATS WORLDWIDE HOLDINGS (TWO) LIMITED

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **9th November 2016**.

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

FILE COPY

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **10471829**

The Registrar of Companies for England and Wales, hereby certifies that

BATS WORLDWIDE HOLDINGS (TWO) LIMITED

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales

Given at Companies House, Cardiff, on **9th November 2016**

* N10471829J *

Companies House

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

Companies House

IN01(ef)

Application to register a company

Received for filing in Electronic Format on the: **08/11/2016**

X5JAX9J5

Company Name in full:	**BATS WORLDWIDE HOLDINGS (TWO) LIMITED**
Company Type:	**Private company limited by shares**
Situation of Registered Office:	**England and Wales**
Proposed Registered Office Address:	**10 LOWER THAMES STREET LONDON UNITED KINGDOM EC3R 6AF**
Sic Codes:	**70100**

I wish to entirely adopt the following model articles: **Private (Ltd by Shares)**

Proposed Officers

Company Secretary 1

Type:	**Person**
Full Forename(s):	**MR ANTONIO**
Surname:	**AMELIA**
Former Names:	
Service Address:	**recorded as Company's registered office**

The subscribers confirm that the person named has consented to act as a secretary.

Company Director 1

Type:	**Person**
Full Forename(s):	**MR CHRIS**
Surname:	**CONCANNON**
Former Names:	
Service Address:	**recorded as Company's registered office**
Country/State Usually Resident:	**USA**

Date of Birth: ****/09/1967** *Nationality:* **AMERICAN**

Occupation: **COMPANY DIRECTOR**

The subscribers confirm that the person named has consented to act as a director.

Company Director 2

Type:	**Person**
Full Forename(s):	**MR MARK**
Surname:	**HEMSLEY**
Former Names:	
Service Address:	**recorded as Company's registered office**
Country/State Usually Resident:	**UNITED KINGDOM**

Date of Birth: ****/07/1962** *Nationality:* **BRITISH**

Occupation: **COMPANY DIRECTOR**

The subscribers confirm that the person named has consented to act as a director.

Statement of Capital (Share Capital)

Class of Shares:	**ORDINARY**	*Number allotted*	**100**
Currency:	**USD**	*Aggregate nominal value:*	**100**
Prescribed particulars			

EACH SHARE HAS FULL RIGHTS IN THE COMPANY WITH RESPECT TO VOTING, DIVIDENDS AND DISTRIBUTIONS.

Statement of Capital (Totals)

Currency:	**USD**	*Total number of shares:*	**100**
		Total aggregate nominal value:	**100**
		Total aggregate unpaid:	**100**

Initial Shareholdings

Name:	**OMICRON ACQUISITION CORP.**		
		Class of Shares:	**ORDINARY**
Address	**1209 ORANGE STREET WILMINGTON DELAWARE DE19801 USA**	*Number of shares:*	**100**
		Currency:	**USD**
		Nominal value of each share:	**1**
		Amount unpaid:	**1**
		Amount paid:	**0**

Persons with Significant Control (PSC)

Statement of initial significant control

On incorporation, there will be someone who will count as a Person with Significant Control (either a registerable person or relevant legal entity (RLE)) in relation to the company

Relevant Legal Entity (RLE) details

Company Name:	**BATS GLOBAL MARKETS, INC.**
Service Address:	**8050 MARSHALL DRIVE SOUTH 120** **LENEXA** **KANSAS KS66124** **USA**
Legal Form:	**CORPORATION**
Governing Law:	**DELAWARE**
Register Location:	**DELAWARE SECRETARY OF STATE**
Country/State:	**DELAWARE**
Registration Number:	**ID 5368481**

Nature of control	**The relevant legal entity holds, directly or indirectly, 75% or more of the shares in the company.**
Nature of control	**The relevant legal entity has the right, directly or indirectly, to appoint or remove a majority of the board of directors of the company.**
Nature of control	**The relevant legal entity holds, directly or indirectly, 75% or more of the voting rights in the company.**

Statement of Compliance

I confirm the requirements of the Companies Act 2006 as to registration have been complied with.

memorandum delivered by an agent for the subscriber(s): **YES**

Agent's Name: **RONALD GLADMAN**

Agent's Address: **16 TAYLOR AVENUE**
RICHMOND
SURREY
UNITED KINGDOM
TW9 4ED

Authorisation

Authoriser Designation: **agent** *Authenticated* **YES**

Agent's Name: **RONALD GLADMAN**

Agent's Address: **16 TAYLOR AVENUE**
RICHMOND
SURREY
UNITED KINGDOM
TW9 4ED

COMPANY HAVING A SHARE CAPITAL

Memorandum of association of

BATS WORLDWIDE HOLDINGS (TWO) LIMITED

Each subscriber to this memorandum of association wishes to form a company under the Companies Act 2006 and agrees to become a member of the company and to take at least one share.

Name of each subscriber	Authentication
Omicron Acquisition Corp.	Authenticated Electronically

Dated: 08/11/2016

Chicago Board Options Exchange, Incorporated

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Alexandra Albright		Chief Compliance Officer		02/28/17		N/A
Lawrence Bresnahan		Vice President, Market & Member Regulation		02/28/17		N/A
Rodney Burt		Vice President, Infrastructure		02/28/17		N/A
Kevin Carrai		Vice President, Connectivity, Date & Member Services		02/28/17		N/A
Karen Christiansen		Vice President, Regulatory Systems Dev		02/28/17		N/A
Paul Ciciora		Vice President, Systems Infrastructure		02/28/17		N/A
Catherine Clay		Vice President, Business Development		02/28/17		N/A

Chicago Board Options Exchange, Incorporated

Chris Concannon		President and COO		02/28/17	N/A
Pamela Culpepper		Chief HR Officer		02/28/17	N/A
Alan Dean		Executive Vice President, Chief Financial Officer and Treasurer		02/28/17	N/A
John Deters		CSO & Head Corp Initiative		02/28/17	N/A
James Enstrom		Vice President, and Chief Audit Executive		02/28/17	N/A
Angelo Evangelou		Deputy General Counsel		02/28/17	N/A
Eric Frait		Vice President, Business Analysis		02/28/17	N/A
Carmen Frazier Brannan		Vice President, Government Relations		02/28/17	N/A
Anders Franzon		Senior Vice President, Associate General Counsel		02/28/17	N/A
Todd Furney		Vice President, Chief Risk Officer		02/28/17	03/01/17
Alicia Goldberg		Vice President, Statistical Analysis		02/28/17	N/A
David Gray		Vice President, Business Develop GCS		02/28/17	N/A
Mark Hemsley		Executive Vice President, President Europe		02/28/17	N/A
Gregory Hoogasian		Senior Vice President, Chief Regulatory Officer of CBOE C2 CFE		02/28/17	N/A
Chris Isaacson		Executive Vice President, Chief Information Officer		02/28/17	N/A
Carol Kennedy		Vice President &Chief Communications Officer		02/28/17	N/A
Stephanie Klein		Vice President, Chief Marketing Officer		02/28/17	N/A
Deborah Koopman		Vice President, Investor Relations		02/28/17	N/A

Chicago Board Options Exchange, Incorporated

Jennifer Lamie		Chief Regulatory Advisor		02/28/17		N/A
Stephanie Lara Marrin		Deputy Chief Regulatory Officer		02/28/17		N/A
Andrew Lowenthal		Senior Vice President, Business Development		02/28/17		N/A
Joanne Moffic-Silver		Executive Vice President, General Counsel & Corporate Secretary		02/28/17		N/A
Anthony Montesano		Vice President, Trading Operations		02/28/17		N/A
Matthew Moran		Vice President, Institutional Marketing		02/28/17		N/A
Mark Novak		Vice President, CTO Development		02/28/17		N/A
LuAnn O'Shea		Vice President Facilities		02/28/17		N/A
Donald Patton		Vice President, Accountant/Controller		02/28/17		N/A
Debra Peters		Vice President, Options Institute		02/28/17		N/A
Roberta Piwnicki		Vice President, Systems Development		02/28/17		N/A
Kapil Rathi		Senior Vice President, Options Business Development		02/28/17		N/A
Arthur Reinstein		Deputy General Counsel		02/28/17		N/A
David Reynolds		Vice President, and Chief Accounting Officer		02/28/17		N/A
James Roche		Vice President, Market Data Services		02/28/17		N/A
Bradley Samuels		Vice President, Systems Development		02/28/17		N/A
Brian N. Schell		Senior Vice President, Finance		02/28/17		N/A
Curt Schumacher		Vice President, Controller		02/28/17		N/A
Derick Shupe		Vice President, Controller		02/28/17		N/A
John Sexton		Deputy General Counsel		02/28/17		N/A

Chicago Board Options Exchange, Incorporated

Steven Sinclair		Vice President, Systems Development		02/28/17		N/A
				02/28/17		
Eileen Smith		Vice President, Systems Planning		02/28/17		N/A
William Speth		Vice President, Research & Product Development		02/28/17		N/A
Gregory Steinberg		Vice President, Associate General Counsel and Assistant Secretary		02/28/17		N/A
Paul Stephens		Vice President, Inst'l Marketing and Sales		02/28/17		N/A
Edward Tilly		Chief Executive Officer		02/28/17		N/A
Michael Todd		Vice President, Systems Operations		02/28/17		N/A
Michael Todorofsky		Vice President, Market Operations		02/28/17		N/A
Michael Trees		Vice President, Trading System Development		02/28/17		N/A
Aaron Weissenfluh		Vice President, CISO		02/28/17		N/A
Laura Zinanni		Vice President Office of CEO		02/28/17		N/A
Former Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Tom Brady		Vice President, TPH Trading Services				02/28/2017 (position change)
Tom Knorring		Vice President Market Data Sales				02/28/2017 (position change)
Gerald O'Connell		Executive Vice President, Chief Information Officer				02/28/2017
Edward Provost		President and Chief Operations Officer				02/28/2017
Philip Slocum		Executive Vice President, Chief Risk Officer				02/28/2017 (position change)

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Name	Title(s)	Appointment Date:	Termination Date:
Ed Tilly	Chairman & Director		N/A
James Boris	Director	January 2003	N/A
Frank English	Director	June 2012	N/A
William Farrow	Director	May 2016	N/A
Ed Fitzpatrick	Director	May 2013	N/A
Janet Froetscher	Director	January 2005	N/A
Jill Goodman	Director	June 2012	N/A
Chris Mitchell	Director	02/28/17	N/A
Roderick Palmore	Director	January 2000	N/A
Joe Ratterman	Director	02/28/17	N/A
Michael Richter	Director	02/28/17	N/A
Samuel Skinner	Director	January 2004	N/A
Carole Stone	Director	January 2006	N/A
Eugene Sunshine	Director	January 2003	N/A
Former Directors			
Name:	Title(s)	Appointment Date:	Termination/Change Position Date:

Chicago Board Options Exchange, Incorporated

William Brodsky		Director		March 1997		02/28/17
R. Eden Martin		Director		January 2000		02/28/17
Susan Phillips		Director		January 2000		02/28/17

3. Committees

The committees of the Board shall consist of an Executive Committee, a Compensation Committee, a Regulatory Oversight and Compliance Committee, a Nominating and Governance Committee and such other standing and special committees as may be approved by the Board.

Executive Committee

- Ed Tilly
- James Boris
- Edward Fitzpatrick
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

Compensation Committee

- Samuel Skinner
- Janet Froetscher
- Frank English
- Eugene Sunshine

Regulatory Oversight and Compliance Committee

- Roderick Palmore
- William Farrow
- Janet Froetscher

Nominating and Governance Committee

- Eugene Sunshine
- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone